THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART III OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your OGS Shares and/or OGS ADSs, please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward delivery to the purchaser or transferee.

The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

This document should be read in conjunction with the accompanying documents, including the Listing Particulars relating to CAT, which have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000. A copy of the Listing Particulars has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of that Act.

--------------------------------------------------------------------------------

                              Recommended merger of

                            Oxford GlycoSciences Plc

                                       and

                     Cambridge Antibody Technology Group plc

                                  by means of a

                              SCHEME OF ARRANGEMENT

                   under section 425 of the Companies Act 1985

--------------------------------------------------------------------------------

Notices convening the OGS Court Meeting and the OGS EGM, both of which will be held at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London, WC2A 1PB, on 11 March 2003, are set out at the end of this document. The OGS Court Meeting will start at 10.00 a.m. (London time) and the OGS EGM will start at 10.15 a.m. (London time) (or as soon thereafter as the OGS Court Meeting, convened for the same date and place, has concluded or been adjourned).

If you hold OGS Shares, please complete the enclosed Forms of Proxy in accordance with the instructions printed on the forms and return them either by post or by hand as soon as possible but in any event so as to be received by OGS' Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6US not less than 48 hours before the relevant meeting. If Forms of Proxy for the OGS Court Meeting (but not Forms of Proxy for the OGS EGM) are not lodged by the relevant time, they may be handed to the Chairman of the OGS Court Meeting at the OGS Court Meeting.

If you hold OGS ADSs, please complete and sign the enclosed voting instruction card and return it in the enclosed envelope to the ADS Depositary so as to be received as soon as possible but in any event by no later than 5.00 p.m. (New York time) on 4 March 2003. If you hold your OGS ADSs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your OGS ADSs.

The action to be taken by OGS Shareholders is further described on page 6 of this document.

Goldman Sachs International is acting for OGS and no-one else in connection with the Merger and will not be responsible to anyone other than OGS for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Merger.

If you have any questions relating to this document or the completion and return of your Forms of Proxy, please call OGS' Registrars, Lloyds TSB Registrars on +44 (0)870 600 3953 or +44 (0)121 415 7047 between 9.00 a.m. and 5.00 p.m.
(London time) Monday to Friday (from the date of this document until 10 March
2003). Please note that for legal reasons, the Registrars will not be able to provide advice on the merits of the Merger itself or give financial advice.

This document does not constitute an offer or invitation to subscribe for or purchase New CAT Shares or securities in OGS, CAT or any other entity.

The New CAT Shares to be issued to OGS Shareholders under the Scheme have not been and will not be registered under the Securities Act or any US state securities laws. New CAT Shares will be issued in reliance upon the exemptions from the registration requirements of the Securities Act and any US state securities law provided by sections 3(a)(10) and 18(b) of the Securities Act, respectively. OGS Shareholders who are or will be "affiliates"(as such term is defined in Rule 144 under the Securities Act) of OGS or CAT prior to, or of CAT after, the Effective Date will be subject to certain US transfer restrictions relating to New CAT Shares received under the Scheme. Neither the SEC nor any US state securities commission has approved or disapproved of the securities described herein or passed upon the accuracy or adequacy of this document or any accompanying document. Any representation to the contrary is a criminal offence in the US.

Application of the Safe Harbor of the US Private Securities Litigation Reform Act of 1995: This document contains certain statements about CAT or OGS that are or may be forward-looking. All statements other than statements of historical facts included in this document may be forward-looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following:(i) future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects; (ii) future performance in clinical trials of the product candidates that were developed using CAT's or OGS' technology; (iii) the ability of CAT or OGS and their respective collaborators to commercialise products; (iv) business and management strategies and the expansion and growth of CAT's or OGS' operations; (v) the effects of government regulation on CAT's or OGS' businesses; (vi) expansion and other development trends of CAT's or OGS' current and future customers and their industries; (vii) acquisitions, including the timing, nature, availability, location and significance of those acquisitions; (viii) costs relating to the integration of the businesses of CAT and OGS; and (ix) cost savings from the Merger.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of CAT or OGS or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding CAT's and/or OGS' present and future business strategies and the environment in which CAT and OGS will operate in the future. Certain factors that could cause CAT's or OGS' actual results, performance or achievements to differ materially from those in the forward-looking statements are described in the `Risk factors' in Part VIII of the Listing Particulars.

The expected operating cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings and one-off costs for achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. As a result, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated.

This document and the accompanying documents have been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this document or the accompanying documents had been prepared in accordance with the laws of jurisdictions outside England.

Both CAT and OGS have equity securities traded on the London Stock Exchange and quoted on NASDAQ. The Panel wishes to draw the attention of those market makers and broker dealers transacting in the securities of CAT and/or OGS on NASDAQ to certain UK dealing disclosure requirements during the offer period pertaining to the Merger. The offer period (in accordance with the City Code, which is published and administered by the Panel) commenced on 23 January 2003.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeror or offeree company. Relevant securities include CAT Shares, CAT ADSs, instruments convertible into CAT Shares or CAT ADSs, OGS Shares, OGS ADSs and instruments convertible into OGS Shares or OGS ADSs. This requirement will apply until the end of the offer period.

Disclosure should be made on an appropriate form by no later than 12 noon (London time) on the Business Day following the date of the dealing transaction. These disclosures should be sent to a Regulatory Information Service.

The Panel requests that those market makers and broker dealers advise those of their clients who wish to deal in the relevant securities of CAT or OGS, whether in the United States or in the United Kingdom, that they may be affected by these requirements. If there is any doubt as to their application, the Panel should be consulted (telephone number: +44 (0)20 7382 9026, fax number +44 (0)20 7638 1554).

                               TABLE OF CONTENTS

                                                                            Page

Expected timetable of principal events                                         5

Action to be taken                                                             6

PART I       Joint letter from the Chairmen of OGS and CAT                     7

PART II      Letter from the Chairman of OGS                                   9

PART III     Explanatory statement from OGS' financial advisers               17

PART IV      Conditions to the implementation of the Scheme and the Merger    27

PART V       Overseas shareholders                                            33

PART VI      Additional information                                           35

PART VII     The Scheme of Arrangement                                        61

PART VIII    Notice of OGS Court Meeting                                      67

PART IX      Notice of OGS EGM                                                69

PART X       Definitions                                                      72

                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All times shown in this document are London times unless otherwise stated

Event                                                                                                      2003

Latest time for receipt by the ADS Depositary of completed voting               5.00 p.m. (New York Time)
instruction cards from holders of OGS ADSs                                                on Tuesday 4 March

Latest time for receipt of BLUE Form of Proxy for the
OGS Court Meeting(1)                                                               10.00 a.m. on Sunday 9 March

Latest time for receipt of GREEN Form of Proxy for the OGS EGM                     10.15 a.m. on Sunday 9 March

Voting Record Time (OGS Court Meeting and OGSEGM(2))                                6.00 p.m. on Sunday 9 March

OGS Court Meeting (to approve the Scheme)                                        10.00 a.m. on Tuesday 11 March

OGS EGM(3)                                                                       10.15 a.m. on Tuesday 11 March

CAT EGM (to approve the Merger)                                                  12.30 p.m. on Tuesday 11 March

OGS Court Hearing (to sanction the Scheme)                                      10.30 a.m. on Thursday 27 March

Last day of dealings in OGS Shares and OGS ADSs(4)                                              Friday 28 March

Scheme Record Time(4)                                                              6.00 p.m. on Friday 28 March

Effective Date of the Scheme(4)                                                                 Monday 31 March

Commencement of dealings on the London Stock Exchange in
the New CAT Shares and on NASDAQ in the New CAT ADSs(4)                                         Monday 31 March

Crediting of New CAT Shares to CREST accounts(4)                                                Monday 31 March

Latest time for despatch of share certificates for New CAT Shares
(where applicable)(4)                                                                            Monday 7 April

Notes

(1) If the BLUE Form of Proxy for the OGS Court Meeting is not returned by this time, it may be handed to the Chairman of the OGS Court Meeting before the start of the meeting and will still be valid.

(2) If either the OGS Court Meeting or the OGS EGM is adjourned, the Voting Record Time for the adjourned meeting will be 48 hours before the start of the adjourned meeting.

(3) To commence at the time fixed, or, if later, immediately after the conclusion or adjournment of the OGS Court Meeting.

(4) These dates are indicative only and will depend, amongst other things, on the date upon which the Court sanctions the Scheme.

ACTION TO BE TAKEN

Voting at the OGS Court Meeting and the OGS EGM

The Scheme requires approval at a meeting of OGS Shareholders convened by order of the Court to be held at 10.00 a.m. on 11 March 2003. Implementation of the Scheme also requires approval of OGS Shareholders at the OGS EGM to be held at
10.15 a.m. on 11 March 2003, or, if later, immediately after the conclusion or adjournment of the OGS Court Meeting.

It is important that, for the OGS Court Meeting in particular, as many votes as possible are cast in order to pass the necessary resolution and so that the Court may be satisfied that there is a fair representation of OGS Shareholder opinion. You are therefore encouraged to sign and return your completed Forms of Proxy as soon as possible and in any event so as to be received by OGS' Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6US by no later than:

BLUE Form of Proxy for the OGS Court Meeting                           10.00 a.m. on Sunday 9 March 2003

GREEN Form of Proxy for the OGS EGM                                    10.15 a.m. on Sunday 9 March 2003

Alternatively, the BLUE Forms of Proxy for the OGS Court Meeting (but NOT the GREEN Forms of Proxy for the OGS EGM) may be handed to the Chairman of the OGS Court Meeting before the start of the meeting on 11 March 2003 and will still be valid.

If you are a holder of OGS ADSs, you may only vote in person at the OGS Court Meeting and/or the OGS EGM if you become a registered holder of OGS Shares by arranging for the surrender of your OGS ADSs in accordance with the terms and conditions of the Deposit Agreement. Please contact The Bank of New York, the ADS Depositary, on the US telephone number +1 (212) 815 2783 for further information on surrendering your OGS ADSs. Alternatively, you may instruct The Bank of New York, the ADS Depositary, how to vote the OGS Shares underlying your OGS ADSs at the OGS Court Meeting and/or OGS EGM. A voting instruction card is enclosed for this purpose and must be completed, signed and returned to the ADS Depositary so that the ADS Depositary receives it no later than 5.00 p.m. (New York time) on 4 March 2003. In respect of the OGS EGM only, if the voting instruction card is signed and returned but no instructions are indicated in the appropriate box, or if the voting instruction card is not signed and returned, or if the voting instruction card is not returned, a discretionary proxy will be given to the chairman of the OGS EGM to vote the relevant OGS ADSs. If you hold your OGS ADSs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your OGS ADSs.

If you have any queries in relation to the action to be taken, please contact OGS' Registrars, Lloyds TSB Registrars, on +44 (0)870 600 3953 or +44 (0)121 415 7047 between 9.00 a.m. and 5.00 p.m. Monday to Friday (from the date of this document until 10 March 2003). For legal reasons, the Registrars will not be able to provide advice on the merits of the Merger itself or give financial advice.

                                     PART I

                        JOINT LETTER FROM THE CHAIRMEN OF
                          OXFORD GLYCOSCIENCES PLC AND
                     CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC


Oxford Glycosciences Plc                         CAT
The Forum                                        Milstein Building
86 Milton Park                                   Granta Park
Abingdon                                         Cambridge
                                                 CB1 6GH
                                                 Registered number: 03234033

Oxfordshire
OX14 4RY

Registered number: 2723527

                                                                 6 February 2003

To OGS Shareholders, OGS ADS holders and, for information only, participants in the OGS Share Option Schemes

Dear Shareholder,

Recommended Merger of Oxford GlycoSciences Plc and Cambridge Antibody Technology Group plc

On 23 January 2003, the Boards of OGS and CAT announced that they had agreed the terms of a recommended merger+. We are delighted that we are now able to write to you with full details of the Merger.

Rationale for the Merger

The Merger will create an enlarged entity with greater scientific, organisational and financial resources. In particular:

o the Enlarged Group will have a stronger and broader portfolio, with two approved products, seven additional product candidates in clinical trials and seven pre-clinical products;

o the Merger will significantly strengthen the Enlarged Group's core capabilities in research and development by combining CAT's leading human monoclonal antibody product development expertise with OGS' oncology drug discovery capabilities and potential target pool and by increasing the breadth of the discovery and pre-clinical portfolios;

o the Enlarged Group will have substantially greater financial strength. This will increase its ability to fund product development to later stages, thereby retaining greater value, and reducing the need for additional capital. Pro-forma net cash was (pound)260.1 million as at 31 December 2002; and

o cost savings based on the removal of duplicated activities have been identified in the areas of corporate overhead, R&D and real estate. These savings are expected to have a cash effect of approximately (pound)10 million in the first full financial year following completion of the Merger*. In addition, further savings are expected from a portfolio review to focus R&D expenditure in the highest quality projects. The results of this review will be announced in November 2003.

The Merger, which is being effected by way of a scheme of arrangement of OGS under section 425 of the Companies Act and which is expected to become effective by 31 March 2003, is subject to the satisfaction of a number of conditions, all of which are set out in Part IV of this document. These conditions include the approval of the Merger by both OGS Shareholders and CAT Shareholders, the obtaining of relevant regulatory consents and the sanction of the Scheme by the Court.

The Merger has the support and recommendation of both the OGS Board+ and CAT Board. We urge you to support the Merger and to vote in favour of the resolutions to be proposed in connection with the Merger.

                                Yours sincerely,

             G. Kirk Raab                     Professor Peter Garland
                Chairman                              Chairman
        Oxford GlycoSciences Plc       Cambridge Antibody Technology Group plc

+ Dr Donald Drakeman, an OGS Director, is also the Chief Executive Officer of Medarex, Inc., a competitor of CAT and has, therefore, not participated in decisions of the OGS Board relating to the Merger. Accordingly, he has abstained from the recommendation by the OGS Board to OGS Shareholders and from entering into any undertakings regarding voting in favour of the resolutions to be presented at the OGS Court Meeting and the OGS EGM which are required to implement the Merger. All references in this document to the recommendation of the OGS Board should be read accordingly.

* The expected operating cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings and one-off costs for achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. As a result, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated.

PART II

                           LETTER FROM THE CHAIRMAN OF
                            OXFORD GLYCOSCIENCES PLC

The Forum
86 Milton Park
Abingdon
Oxfordshire
OX14 4RY
Registered number: 2723527

                                                                 6 February 2003

To OGS Shareholders, OGS ADS holders and, for information only, participants in the OGS Share Option Schemes

Dear Shareholder,

Recommended Merger of Oxford GlycoSciences Plc and Cambridge Antibody Technology Group plc

1. Introduction

On 23 January 2003, the Boards of OGS and CAT announced that they had agreed the terms of a recommended merger+. I am writing to you today to set out the terms of the Merger of OGS and CAT, to explain the background to and reasons for our recommendation of the Merger and to seek your support and approval for the Merger.

In order to approve the terms of the Merger, OGS Shareholders will need to vote in favour of the resolutions to be proposed at two shareholders' meetings (the OGS Court Meeting and the OGS EGM) to be held on 11 March 2003. The actions you should take, and the recommendation of the OGS Directors, are set out in paragraphs 10 and 11, respectively, of this letter.

This document should be read in conjunction with the accompanying Listing Particulars which contain further information on OGS, CAT and the Enlarged Group.

The Merger is being supported and recommended by your Directors+ and it has also received the support and recommendation of the CAT Directors. A document addressed to CAT Shareholders seeking their approval for the Merger is also being posted today.

Pro-forma financial information on the Enlarged Group, including the basis on which it has been prepared, is set out in Part IV of the Listing Particulars. Financial information relating to OGS for the financial years ended 31 December 1999, 2000 and 2001 and the unaudited interim results to 30 June 2002 are set out in Part III of the Listing Particulars. Financial information relating to CAT for the financial years ended 30 September 2000, 2001 and 2002 is set out in
Part II of the Listing Particulars.

2. Summary terms of the Merger

The Merger of CAT and OGS will be effected by way of a scheme of arrangement of OGS under section 425 of the Companies Act. Under the terms of the Merger, CAT Shareholders will retain their shares in CAT and, upon completion of the Merger, OGS Shareholders will receive:

                for each OGS Share            0.3620 New CAT Shares

OGS ADS holders will receive New CAT ADSs on the following basis:

                for each OGS ADS              0.3620 New CAT ADSs

Based upon CAT's share price of 540.0 pence, being the Closing Price of a CAT Share on 22 January 2003, (which was the last Business Day prior to the date of the announcement of the Merger), the Merger values each OGS Share at 195.5 pence, and the entire issued and to be issued share capital of OGS at approximately (pound)109.6 million. This represents a premium of 28.2 per cent. over the Closing Price on 22 January 2003 (which was the last Business Day prior to the date of the announcement of the Merger) of 152.5 pence per OGS Share.

Based on the volume weighted average trading price of CAT Shares in the last ten Business Days prior to the date of the announcement of the Merger, the Merger values each OGS Share at 210.6 pence and the entire issued and to be issued share capital of OGS at approximately (pound)118.2 million. This represents a premium of 43.3 per cent. over the volume weighted average trading price of OGS Shares in the last ten Business Days prior to the date of the announcement of the Merger of 147.0 pence per OGS Share.

Based upon CAT's share price of 464.0 pence, being the Closing Price of a CAT Share on 4 February 2003 (being the last practicable date prior to the publication of this document), the Merger values each OGS Share at 168.0 pence, and the entire issued and to be issued share capital of OGS at approximately (pound)93.9 million. This represents a premium of 10.1 per cent. over the Closing Price of 152.5 pence per OGS Share on 22 January 2003 (which was the last Business Day prior to the date of the announcement of the Merger).

Upon completion of the Merger, which is expected to occur by 31 March 2003, and based on the issued share capital of each company on 23 January 2003, being the date of announcement of the Merger, CAT Shareholders will hold approximately
64.3 per cent. and OGS Shareholders will hold approximately 35.7 per cent. of the issued share capital of CAT. The name of CAT will be changed in due course as part of the management's commitment to building a leading biopharmaceutical company.

The New CAT Shares issued pursuant to the Merger will be issued credited as fully paid and will rank pari passu in all respects with the Existing CAT Shares.

The consideration for each OGS ADS will be received by the ADS Depositary according to the terms and conditions of the Deposit Agreement. The Deposit Agreement will be amended as of the Effective Date to be identical to the CAT Deposit Agreement. Part VII of the Listing Particulars contains a summary of certain of the terms of the CAT Deposit Agreement which will be applicable to holders of OGS ADSs after the Effective Date. It is expected that, once the ADS Depositary has been issued with the underlying New CAT Shares, holders of OGS ADSs will receive their New CAT ADSs from the ADS Depositary upon surrender of their OGS ADSs in accordance with the terms of the Deposit Agreement as amended.

CAT Shares will continue to be listed on the London Stock Exchange. Its ADSs will also continue to trade on NASDAQ.

The Merger will be effected by way of a scheme of arrangement of OGS under section 425 of the Companies Act. The Scheme is subject to the conditions and further terms set in Part IV of this document. It is anticipated that, subject to the satisfaction of these conditions, the Merger will be completed by 31 March 2003.

Unless the Scheme becomes effective by no later than 30 April 2003, or such later date, if any, as OGSand CAT may agree and the Court may allow, the Merger will not proceed.

3. Background to and reasons for the Merger

CAT has stated that its goal is to complete the transition to a profitable, product-based biopharmaceutical company over the next five years and to build a broad portfolio of products that will deliver rapid revenue and profit growth beyond that point through a combination of internal development and acquisition.

OGS has stated that its goals are to focus on key objectives including cost reductions and to build critical mass and strengthen its clinical pipeline through appropriate transactions.

The Merger helps both companies to achieve their stated goals by creating an enlarged entity which will significantly strengthen discovery and development capabilities and the financial resources with which to build its pipeline. In particular:

o the Merger will significantly strengthen the Enlarged Group's core capabilities in R&D by combining CAT's leading human monoclonal antibody product development expertise with OGS' oncology drug discovery capabilities and potential target pool and by increasing the breadth of the discovery and pre-clinical portfolios. The Enlarged Group will also have both antibody and small molecule discovery capabilities, as well as significantly improved scale in product development resulting from the combination of each Group's strengths in pre-clinical, clinical and regulatory activities. The Enlarged Group will benefit from OGS' demonstrated ability to drive products through to approval; and

o the Enlarged Group will have a stronger and broader portfolio, with two approved products, seven additional product candidates in clinical trials and seven pre-clinical products. These are set out below:

      Product/Candidate     Partner           Disease                           Phase
      ------------------------------------------------------------------------------------------------------------------
      Humira(TM)            Abbott            Rheumatoid arthritis(1)           Approved in US; filed for
                                                                                approval in Europe

                                              Juvenile rheumatoid arthritis     Phase III

                                              Crohn's disease                   Phase II/III

      Zavesca(TM)           Actelion/Teva     Type I Gaucher disease(2)         Approved in Europe; filed in
                                                                                Israel and an amended application
                                                                                to be filed in the US

      CAT-152               --                Scarring post glaucoma surgery    Phase III

      CAT-192               Genzyme           Scleroderma                       Phase I/II

      CAT-213               --                Allergic disorders                Phase I/II

      J695                  Abbott/Wyeth      Rheumatoid arthritis              Phase II

                                              Crohn's disease                   Phase II

      LymphoStat-B(TM)      HGSI              Systemic lupus erythematosus      Phase I

      TRAIL-R1 mAb          HGSI              Cancer                            Phase I

      OGT 923               --                Glycolipid disorders              Phase I

      GC1008                Genzyme           Fibrotic diseases                 Pre-clinical

      OGT 2378              --                Cancer                            Pre-clinical

      TRAIL-R2 mAb          HGSI              Cancer                            Pre-clinical

      MDX-OGS 001           Medarex           Cancer                            Pre-clinical

      Undisclosed           Wyeth             Undisclosed                       Pre-clinical

      Undisclosed           HGSI              Undisclosed                       Pre-clinical

      Undisclosed           Undisclosed       Undisclosed                       Pre-clinical

      (1) Also in development for psoriasis, psoriatic arthropathy and ankylosing spondylitis

      (2) Also in development for Niemann-Pick Type C, Late-Onset Tay Sachs and Type III Gaucher disease

o The Enlarged Group will have substantially greater financial strength. This will increase its ability to fund product development to later stages, thereby retaining greater value and reducing the need for additional capital. Pro-forma net cash was (pound)260.1 million as at 31 December 2002; and

o Cost savings based on the removal of duplicated activities have been identified in the areas of corporate overhead, R&D and real estate. These savings are expected to have a cash effect of approximately (pound)10 million in the first full financial year following completion of the Merger*. In addition, further savings are expected from a portfolio review to focus R&D expenditure on the highest quality projects. The results of this review will be announced in November 2003.

4. Information on CAT

CAT is a UK-based biotechnology company with an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has created libraries of over 100 billion distinct phage antibodies and applies its proprietary technologies to the discovery and development of human monoclonal antibodies as new treatments for human disease.

CAT has a respected research discovery group, with five products in pre-clinical development, 15 products in discovery and a strong intellectual property position.

Humira(TM), the most advanced CAT-derived human monoclonal antibody, isolated and optimised in collaboration with Abbott Laboratories, has been approved by the FDA for marketing in the US as a treatment for rheumatoid arthritis and was filed by Abbott for approval for marketing in Europe in April 2002. Approval is expected by Abbott in the first half of 2003. Humira is now being developed by Abbott for five further indications. Six further CAT-derived human therapeutic antibodies are at various stages of clinical trials.

CAT has a number of alliances in place with established pharmaceutical and biotechnology companies. Present partners include Abbott Laboratories, Amgen, Chugai, Genzyme, HGSI, Merck, Pharmacia and Wyeth Research.

CAT completed its initial public offering and listing on the London Stock Exchange in March 1997, raising (pound)41 million. In April 2000, CAT raised (pound)93 million in a secondary offering. In June 2001, CAT's ADSs commenced trading on NASDAQ.

For the year ended 30 September 2002, CAT reported a loss before taxation of (pound)31.8 million on turnover of approximately (pound)9.5 million. CAT had net assets as at that date of approximately (pound)135.8 million, with net cash and liquid resources of approximately (pound)129.8 million. Based upon CAT's share price of 540.0 pence, being the Closing Price of a CAT Share on 22 January 2003, which was the last Business Day prior to the date of the announcement of the Merger, CAT's market capitalisation was approximately (pound)196.3 million.

Further information, including financial information, relating to CAT is set out in Parts I and II of the Listing Particulars.

5. Information on OGS

OGS is a research and product development company with three distinct business units - Inherited Storage Disorders, proteomics and oncology. In ISD, its most advanced product is Zavesca(TM), which has been approved by the European Commission for the treatment of mild to moderate Type I Gaucher disease in patients for whom enzyme replacement therapy is unsuitable. Under the terms of a marketing and distribution agreement, Actelion will market Zavesca worldwide with the exception of Israel. European launch is expected in March 2003. An amended New Drug Application is expected to be filed with the FDA in the first quarter of 2003. In Israel, Zavesca will be marketed by Teva, who filed for approval in January 2003. Zavesca is also undergoing further clinical investigations in other glycosphineal storage disorders. OGS' other compound targeting ISD is OGT 923, which has entered Phase I clinical trials.

OGS has several proteomics collaborations with partners including Bayer, GSK, Pfizer, Pioneer Hi-Bred/DuPont and Wyeth. In addition, it has a joint venture, Confirmant, to develop the protein atlas of the human genome. OGS receives royalties for licensing its intellectual property in proteomics.

In oncology, OGS is developing a pipeline of projects and has drug discovery and development alliances with Medarex and BioInvent and a drug discovery alliance with NeoGenesis. OGS currently has five discovery projects in oncology.

OGS has stated that its goals are to focus on key objectives including cost reductions and to build critical mass and strengthen the clinical pipeline through appropriate transactions.

OGS completed its initial public offering and listing on the London Stock Exchange in April 1998, raising approximately (pound)27.8 million. In March 2000, OGS raised approximately (pound)32.9 million and in December raised a further (pound)157.4 million in secondary offerings. In December 2000, OGS ADSs commenced trading on NASDAQ.

For the year ended 31 December 2001, the OGS Group reported a loss before taxation of (pound)28.2 million on turnover of approximately (pound)13.4 million. The OGS Group had net assets as at that date of approximately (pound)194.6 million, with net cash of approximately (pound)176.6 million. On the basis of the Closing Price of an OGS Share of 152.5 pence on 22 January 2003, which was the last Business Day prior to the date of the announcement of the Merger, OGS' market capitalisation was approximately (pound)85.0 million.

Further information, including financial information, relating to OGS is set out in Parts I and III of the Listing Particulars.

6. Management and employees

The Merger provides the opportunity to draw on the strength and depth of the respective management teams of CAT and OGS, as well as on their highly experienced non-executive directors. Following implementation of the Merger, the Board of CAT will comprise:

Name                                                        Proposed Role in CAT

Professor Peter Garland                                 Chairman (Non-Executive)
Peter Chambre                                            Chief Executive Officer
John Aston                                               Chief Financial Officer
Dr David Ebsworth                                             Executive Director
Dr David Glover                                            Chief Medical Officer
Professor Rajesh Parekh                                       Executive Director
Professor Uwe Bicker                                               Non-Executive
Dr James Hill                                                      Non-Executive
Professor Sir Aaron Klug                                           Non-Executive
Dr Paul Nicholson                                                  Non-Executive
Peter Ringrose                                                     Non-Executive
Ake Stavling                                                       Non-Executive
Dr John Stocker                                                    Non-Executive

In addition to the executive directors, the executive committee of CAT will comprise:

Name                                                        Proposed Role in CAT

Jason Avery                                                   Business Alliances
Dr Nigel Burns                                          Pre-Clinical Development
Dr Alex Duncan                                                    Drug Discovery
Diane Mellett                                                    General Counsel
Dr Christopher Moyses                                       Clinical Development
Denis Mulhall                                         Operations and Integration

Following completion of the Merger, the existing contractual employment rights, including pension rights, of employees of the OGS and CAT Groups will be fully safeguarded.

7. Current trading of CAT and OGS and prospects for the Enlarged Group

CAT's current trading

Recurring revenues, representing contract research revenues and income from licensing arrangements entered into prior to the 2003 financial year are expected to be in the range of (pound)3 million to (pound)4 million for the 2003 financial year. Additional revenues may arise from technical and clinical milestone payments and any further licensing or contract research arrangements, including extensions to existing arrangements. Cash receipts from collaborators and licensees in the 2003 financial year are expected to be at least comparable to the 2002 financial year.

On 31 December 2002, Abbott Laboratories announced that it had received FDA approval to market Humira for the treatment of rheumatoid arthritis in the US. This approval was received earlier than had been expected and Abbott has stated that it began supplying Humira to pharmacies throughout the US in January 2003. The European Agency for the Evaluation of Medicinal Products ("EMEA") accepted Abbott's submission for Humira for the treatment of rheumatoid arthritis in April 2002, and approval is expected by Abbott in mid-2003. Humira was developed in a collaboration between Abbott and CAT, under which CAT will receive milestone payments based upon approval in the US and Europe and royalties based on Humira sales.

Significant increases in operating costs are expected during the current financial year as compared with the 2002 financial year. This reflects, in particular, an increase in spending on clinical trials on CAT's pipeline of product candidates.

In December 2002, CAT settled patent disputes with MorphoSys and Crucell and announced a cross-licensing arrangement with Xoma. In January 2003, CAT announced an expanded licence agreement with Dyax as referred to in paragraph 6 of Part I of the accompanying Listing Particulars.

As at 31 December 2002, CAT had net cash and liquid resources of approximately (pound)123.7 million, representing 340.2 pence per CAT ordinary share in issue.

OGS' current trading

In September 2002, OGS announced a reorganisation of its operations and a cost reduction programme. In light of the delays in the approval of Zavesca in the US, the Bridgewater, New Jersey facility was closed. OGS also carried out a review of its UK operations which resulted in redundancies, restructuring and the streamlining of some existing alliances. As from 1 January 2003, OGS has been reorganised into three separate business units: ISD, proteomics and oncology, with the intention of increasing transparency, responsibility and accountability.

In November 2002, OGS announced that the European Commission had granted marketing authorisation for Zavesca, an oral treatment for patients with mild to moderate Type I Gaucher disease for whom enzyme replacement therapy is unsuitable. The existing European marketing agreement with Actelion for Zavesca was also extended to cover the rest of the world, excluding Israel. Zavesca is expected to be launched in Europe in March 2003. In January 2003, Zavesca was filed for approval in Israel by Teva, which has rights to the drug in Israel. Following recent discussions with the FDA, OGS and Actelion intend to submit an amendment to the New Drug Application for Zavesca in the first quarter of 2003. In addition to the US, Actelion intends to file for registration of Zavesca in Japan and will evaluate opportunities in other territories, as appropriate.

OGS has also commenced a Phase I study with OGT 923, bringing a second iminosugar into clinical development for glycosphingolipid storage disorders.

As at 31 December 2002, the OGS Group had net cash of approximately (pound)136.4 million, representing 244.8 pence per OGS ordinary share in issue.

Prospects for the Enlarged Group

As detailed in the above section, Abbott Laboratories received FDA approval on 31 December 2002 to market Humira for the treatment of rheumatoid arthritis in the US, and in November 2002 OGS announced that the European Commission had granted marketing authorisation for Zavesca.

Cost savings based on the removal of duplicated activities have been identified in the areas of corporate overhead, R&D and real estate. These savings are expected to have a cash effect of approximately (pound)10 million in the first full financial year following completion of the Merger*. In addition, further savings are expected from a portfolio review to focus R&D expenditure on the highest quality projects. The results of this review will be announced in November 2003. One-off costs relating to the integration of CAT and OGS are expected to be up to (pound)6 million. Management intends to continue OGS' business unit strategy in respect of proteomics and ISD.

The Enlarged Group will have substantially greater financial strength. This will increase its ability to fund product development to later stages, thereby retaining greater value and reducing the need for additional capital. Pro-forma net cash was (pound)260.1 million as at 31 December 2002.

The Merger helps both companies to achieve their stated goals by creating an enlarged entity with significantly strengthened discovery and development capabilities and financial resources with which to build its pipeline. The CAT Directors are confident of the prospects for the Enlarged Group.

8. Year-end

It is intended that, following completion of the Merger, the accounting reference date for CAT will remain unchanged as 30 September. The first audited financial statements of the Enlarged Group will be for the period to 30 September 2003.

9. Dividend policy

Neither CAT nor OGS have paid dividends on their ordinary shares and CAT does not plan to pay dividends on the CAT Shares in the foreseeable future.

10. Action to be taken

We are seeking your approval of the Merger and the Scheme (together, the "Proposals") at a meeting convened by order of the Court, described as the OGS Court Meeting, and at the related OGS EGM. These meetings are to be held at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London, WC2A 1PB at 10.00 a.m. and at 10.15 a.m. (or, if later, immediately after the conclusion or adjournment of the previous meeting) respectively on 11 March 2003. Whilst you do not have to attend the meetings to vote on the Proposals, your support is important to us. Therefore, I encourage you to vote on the Proposals by completing, signing and returning the enclosed Forms of Proxy whether or not you intend to attend and vote in person.

If you are a holder of OGS ADSs, you may only vote in person at the OGS Court Meeting and/or the OGS EGM if you become a registered holder of OGS Shares by arranging for the surrender of your OGS ADSs in accordance with the terms and conditions of the Deposit Agreement. Please contact The Bank of New York, the ADS Depositary, on the US telephone number +1 (212) 815 2783 for further information on surrendering your OGS ADSs. Alternatively, you may instruct The Bank of New York, as ADS Depositary, how to vote the OGS Shares underlying your OGS ADSs at the OGS Court Meeting and/or OGS EGM. A voting instruction card is enclosed for this purpose and must be completed, signed and returned to the ADS Depositary so that the ADS Depositary receives it no later than 5.00 p.m. (New York time) on 4 March 2003. In respect of the OGS EGM only, if the voting instruction card is signed and returned but no instructions are indicated in the appropriate box, or if the voting instruction card is not signed and returned, or if the voting instruction card is not returned, a discretionary proxy will be given to the chairman of the OGS EGM to vote the relevant OGS ADSs. If you hold your OGS ADSs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your OGS ADSs.

If you have any other questions about this document or the other documents contained in this mailing or about any other matter related to the Merger, please call OGS' Registrars, Lloyds TSB Registrars, on +44 (0)870 600 3953 or +44 (0)121 415 7047 between 9.00 a.m. and 5.00 p.m. Monday to Friday (from the date of this document until 10 March 2003). For legal reasons, this helpline will not be able to provide advice on the merits of the Merger itself or give financial advice.

Your attention is drawn to the letter from Goldman Sachs set out in Part III of this document which gives further details of the Merger and the Scheme which will implement it.

11. Recommendation

The OGS Directors (other than Dr Drakeman)+, who have been so advised by Goldman Sachs, consider the terms of the Proposals to be fair and reasonable. In providing their financial advice, Goldman Sachs has taken into account the OGS Directors' commercial assessments. The OGS Directors believe the Proposals to be in the best interests of OGS Shareholders taken as a whole. Accordingly, the OGS Directors recommend that OGS Shareholders vote in favour of the resolutions to be proposed at the OGS Court Meeting and the OGS EGM, as they intend to do in respect of their own respective beneficial holdings which on 4 February 2003 (the last practicable date prior to the publication of this document) amounted to, in aggregate, 273,873 OGS Shares representing approximately 0.5 per cent. of the issued ordinary share capital of OGS.

                                Yours sincerely,

                                    Kirk Raab
                                    Chairman
                            Oxford GlycoSciences Plc

                                    PART III

               EXPLANATORY STATEMENT FROM OGS' FINANCIAL ADVISERS

Goldman Sachs International
(registered in England and Wales
under number 2263951)
Registered office
Peterborough Court
133 Fleet Street
London EC4A 2BB                                                  6 February 2003

To OGS Shareholders, OGS ADS holders and, for information only, participants in the OGS Share Option Schemes

Dear Sir/Madam,

Recommended Merger of Oxford GlycoSciences Plc and Cambridge Antibody Technology Group plc

1. Introduction

On 23 January 2003, the OGS and CAT Boards announced that they had agreed the terms of a recommended merger+.

The OGS Directors have been advised by Goldman Sachs in connection with the Merger. We have been authorised by the OGS Directors to write to you to explain the terms of the Merger and to provide you with other relevant information.

Your attention is drawn in particular to:

o the joint letter from the Chairmen of OGS and CAT set out in Part I of this document; and

o     the letter from the Chairman of OGS set out in Part II of this document.

Those letters form part of this explanatory statement and contain, amongst other things, information on the reasons for the Merger and the recommendation by the OGS Board to OGS Shareholders to vote in favour of the resolutions to be proposed at the OGS Court Meeting and the OGS EGM.

Your attention is also drawn to the other parts of this document, which all form part of this explanatory statement.

The CAT Directors have also recommended CAT Shareholders to vote in favour of the resolution to be proposed at an extraordinary general meeting of CAT to approve the Merger. If you are also a CAT Shareholder you will receive or will have received separate instructions as to what action you should take in respect of that holding.

2. Summary of the terms of the Merger

The Merger of CAT and OGS will be implemented by way of a Scheme of Arrangement to be effected by OGS under section 425 of the Companies Act. The Scheme is set out in full in Part VII of this document. Under the terms of the Scheme, CAT will issue New CAT Shares to OGS Shareholders and their existing OGS Shares will be cancelled. In consideration for the cancellation of their OGS Shares, OGS Shareholders will receive:

                 for each OGS Share               0.3620 New CAT Shares

OGS ADS holders will receive New CAT ADSs on the following basis:

                 for each OGS ADS                 0.3620 New CAT ADSs

Upon completion of the Merger which is expected to occur by 31 March 2003, OGS Shares will be issued to CAT whereupon OGS will become a wholly-owned subsidiary of CAT. CAT Shares will continue to be listed on the London Stock Exchange. Its ADSs will also continue to trade on NASDAQ.

Upon completion of the Merger, and based on the current issued share capital of each company, CAT Shareholders will hold approximately 64.3 per cent, and OGS Shareholders will hold approximately 35.7 per cent, of the issued share capital of CAT. The terms of the Merger value each OGS Share at 195.5 pence and the entire issued share capital of OGS at approximately (pound)109.6 million, based on a Closing Price of 540.0 pence per CAT Share on 22 January 2003. The name of CAT will be changed in due course as part of the management's commitment to building a leading biopharmaceutical company.

In cases where fractional entitlements to New CAT Shares arise from the Merger, these will not be issued to OGS Shareholders but will be dealt with as provided in paragraph 11 below.

The Scheme will require approval by OGS Shareholders at the OGS Court Meeting and the OGSEGM, the CAT Shareholders at the CAT EGM and the sanction of the Court at the Court Hearing. The OGS Court Meeting and the OGS EGM and the nature of the approvals required to be given at them are described in more detail in paragraph 4 below. All OGS Shareholders are entitled to attend the Court Hearing in person or to be represented by Counsel to support or oppose the sanctioning of the Scheme.

The Merger is subject to a number of conditions (set out in Part IV of this document), including approval of the Merger and related matters by the shareholders of both OGS and CAT and the obtaining of relevant regulatory consents. The Merger can only become effective if all conditions to the Merger, including shareholder approvals, the obtaining of relevant regulatory consents and the sanction of the Court in respect of the Scheme, have been satisfied or waived. The Scheme will become effective upon the delivery to the Registrar of Companies by OGS of a copy of the Order and registration of the Order which, subject to the sanction of the Scheme by the Court, is expected to occur by 31 March 2003. Unless the Scheme becomes effective by no later than 30 April 2003, or such later date, if any, as OGS and CAT may agree and the Court may allow, the Merger will not proceed.

3. Financial effects of the Merger

The terms of the Merger, under which OGS Shareholders will receive 0.3620 New CAT Shares for every OGS Share held, are based on the current issued share capital of each company. On the bases and assumptions set out in the notes below, and assuming that the Scheme becomes effective and the Merger is completed, the following table shows, for illustrative purposes only, the financial effect of receiving New CAT Shares on the capital value for a holder of 100 OGS Shares.

Capital value                                              Note

Market value of 36.2 New CAT Shares                         (1)  (pound)167.97
Market value of 100 OGS Shares                              (2)  (pound)152.50
Increase in capital value per 100 OGS Shares                (3)   (pound)15.47

Notes:

(1) The market value of New CAT Shares is based on the Closing Price of 464.0 pence per CAT Share on 4 February 2003 being the last practicable date prior to the publication of this document.

(2) The market value of OGS Shares is based on the Closing Price of 152.5 pence per OGS Share on 22 January 2003 being the last Business Day prior to the announcement of the Merger.

(3) In assessing the financial effects of receiving New CAT Shares, no account has been taken of any potential taxation liability.

4. Consents and meetings

The Scheme is subject to the approval of OGS Shareholders at the OGS Court Meeting and its implementation will also require the approval of OGS Shareholders at the separate OGS EGM, both of which will be held at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London, WC2A 1PB on 11 March 2003. The OGS Court Meeting will start at 10.00 a.m. and the OGS EGM at 10.15 a.m. (or as soon thereafter as the OGS Court Meeting is concluded or adjourned) on that date. The OGS Court Meeting is being held at the direction of the Court to seek the approval of OGS Shareholders to the Scheme. The OGS EGM is being convened to enable the OGS Directors to implement the Scheme and to amend the OGS Articles, as described below.

Notices of both the OGS Court Meeting and the OGS EGM are set out at the end of this document. Entitlement to attend and vote at each meeting and the number of votes which may be cast at each meeting will be determined by reference to the register of members of OGS at the Voting Record Time.

OGS Court Meeting

The OGS Court Meeting has been convened for 10.00 a.m. on 11 March 2003 to enable OGS Shareholders to consider and, if thought fit, approve the Scheme. At the OGS Court Meeting, voting will be by poll and not a show of hands and each holder of OGS Shares who is present in person or by proxy will be entitled to one vote for each OGS Share held. The approval required at the OGS Court Meeting is that those voting to approve the Scheme should:

(i) represent a simple majority in number of those OGS Shareholders present and voting in person or by proxy; and

(ii) also represent three-fourths in value of the OGS Shares held by those OGS Shareholders present and voting in person or by proxy.

It is important that as many votes as possible are cast at the OGS Court Meeting so that the appropriate resolution can be passed and that the Court may be satisfied that there is a fair representation of OGS Shareholder opinion. If you are the registered holder of any OGS Shares, you are strongly urged to complete and return your Form of Proxy for the OGS Court Meeting as soon as possible.

OGS EGM

In addition, the OGS EGM has been convened for the same date at 10.15 a.m. (or as soon thereafter as the OGS Court Meeting is concluded or adjourned) to consider and, if thought fit, pass a special resolution (which requires a vote in favour of not less than 75 per cent. of the votes cast):

(i) to approve the Scheme and to authorise the OGS Directors to take such action as they consider necessary or appropriate to carry the Scheme into effect;

(ii) to approve the cancellation of OGS Shares and the subsequent issue of new OGS Shares of 5 pence each in OGS to CAT (and/or its nominee(s)) in accordance with the Scheme (on the basis set out in the first paragraph of paragraph 2 "Summary of the terms of the Merger" above); and

(iii) to amend the OGS Articles in the manner described below.

Amendments to the OGS Articles

The special resolution to be proposed at the OGS EGM includes proposals to amend the OGS Articles to ensure that: (a) any OGS Shares issued under the OGS Share Option Schemes or otherwise between the Voting Record Time and 6.00 p.m. on the last Business Day before the Hearing Date will be subject to the Scheme (as explained in more detail in paragraph 5 below); (b) no OGS Shares will be issued between 6.00 p.m. on the last Business Day before the Hearing Date and the time the Scheme becomes effective; and (c) any shares in OGS issued to any person (other than to CAT and/or its nominee(s)) after the Effective Date will be automatically exchanged for New CAT Shares on the same terms as under the Scheme.

These amendments are designed to avoid any person (other than members of the CAT Group) being left with OGS Shares once the Scheme has become effective and after dealings in OGS Shares have ceased on the London Stock Exchange (which will occur at the close of business on the Business Day before the Effective Date). Part (3) of the special resolution set out in the notice of the OGS EGM at Part IX of this document seeks the approval of OGS Shareholders for such amendments.

Each holder of OGS Shares will be entitled to attend and vote at the OGS EGM. If you are the registered holder of any OGS Shares, you are strongly urged to complete and return your Form of Proxy for the OGS EGM as soon as possible.

CAT EGM

The Merger is also conditional upon the passing by CAT Shareholders of an ordinary resolution to be proposed at the CAT EGM to approve the Merger (as required by the Listing Rules), an increase in the share capital of CAT and the issue of the New Cat Shares.

OGS Court Hearing

The OGS Court Hearing is currently scheduled for 27 March 2003. All OGS Shareholders are entitled to attend the Court Hearing in person or to be represented by Counsel to support or oppose the sanctioning of the Scheme.

The Merger will become effective on the delivery by OGS to the Registrar of Companies of a copy of the Order sanctioning the Scheme and confirming the reduction of capital involved therein. Subject to the requisite approvals to the Merger being obtained from OGS Shareholders and CAT Shareholders, the conditions to which the Merger and Scheme are subject to being fulfilled or, if applicable, waived and the sanction of the Court, implementation of the Merger is expected to occur by 31 March 2003.

Unless the Scheme becomes effective by no later than 30 April 2003, or such later date, if any, as OGS and CAT may agree and the Court may allow, the Merger will not proceed.

5. Structure of the Scheme

It is proposed that, under the Scheme, all the OGS Shares in issue prior to the Voting Record Time will be cancelled. Any further OGS Shares issued before 6.00 p.m. on the day before the Hearing Date and in respect of which the holders are or have consented to be bound by the Scheme will also be cancelled. New ordinary shares of 5 pence each in OGS will be issued by OGS to CAT by capitalisation of the reserve arising from the cancellation of the OGS Shares so that OGS becomes a wholly-owned subsidiary of CAT. OGS Shareholders who are on the register of OGS at the Scheme Record Time (that is, 6.00 p.m. on the last Business Day prior to the Effective Date) will receive New CAT Shares, fully paid, on the basis set out in paragraph 2 above. Shares in OGS issued at or after 6.00 p.m. on the day before the Hearing Date will not be subject to the Scheme. Accordingly, it is proposed that the OGS Articles be amended so that ordinary shares of 5 pence each in OGS issued on or after the Effective Date (other than to a member of CAT Group) will be automatically exchanged for New CAT Shares on the same terms as under the Scheme.

It is expected that the Scheme will become effective and that the Merger will complete by 31 March 2003. The Scheme can only become effective if all the conditions to which the Scheme is subject, including shareholder approvals, the obtaining of relevant regulatory consents and the sanction of the Court, have been satisfied or waived by no later than 30 April 2003 or such later date, if any, as OGS and CAT may agree and the Court may allow. The Scheme will become effective upon a copy of the Order being registered by the Registrar of Companies. Once the Scheme becomes effective, the terms will be binding on all OGS Shareholders, irrespective of whether or not they attended the OGS Court Meeting and irrespective of the manner in which they voted.

6. Effect of the Merger on the OGS Share Option Schemes

As a result of the Merger, options granted under the OGS Share Option Schemes will become exercisable (if not already exercisable) after the Scheme is sanctioned by the Court. If not exercised, the options will eventually lapse. Any shares in OGS issued after the Effective Date upon exercise of options will automatically be exchanged for new shares in CAT on same terms as under the Scheme subject to the proposed changes to the OGS Articles to be proposed at the OGS EGM.

As an alternative, CAT will also offer OGS option holders equivalent options over shares in CAT in exchange for the release of their existing options ("Rollover Options"). The aggregate value of shares under option (determined by reference to the exchange ratio applicable to the Merger) and the total exercise price will be the same for the original options and the Rollover Options. Any vesting or performance conditions attaching to the original options would be replicated in the Rollover Options (with appropriate credit given for vesting or performance prior to the date of the Merger), save for Rollover Options granted under the approved part of the Executive Scheme, where the rules of that scheme specify that the performance conditions will be treated as met. The Rollover Options will not become exercisable or lapse as a consequence of the Merger.

For option holders resident in the US, the offer of Rollover Options will only be made to "accredited investors" (as such term is defined in Rule 501 under the Securities Act) in a transaction that is exempt from the registration requirements of the Securities Act. Shares in CAT issuable upon exercise of such Rollover Options may not be sold without registration under the Securities Act, except pursuant to the applicable resale provisions of Rule 144 under the Securities Act, or another applicable exemption from the registration requirements of the Securities Act or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements for resales outside the United States pursuant to Regulation S under the Securities Act).

OGS option holders in the US should consult their own legal advisors with respect to the legal consequences of the Scheme in their particular circumstances.

Rollover Options granted in respect of OGS options granted under the 1994 Scheme will provide that redundant leavers are allowed one year from leaving in which to exercise their options (rather than six months as specified in that scheme). Additionally, for other leavers under that scheme, exercise of options will be permitted at the discretion of the directors for a period not exceeding one year after leaving (rather than the options lapsing automatically, as specified in the scheme) and CAT has confirmed that it will exercise its discretion in favour of G. Kirk Raab and Professor Raymond Dwek after they leave the Group, if the options have not previously been exercised. These measures broadly conform the leaver provisions with those applicable to options granted under the Executive Scheme.

7. The OGS Directors and the effect of the Scheme on their interests

The interests of the OGS Directors in the share capital of OGS and in the OGS Share Option Schemes are set out in paragraph 4 of Part VI of this document.

OGS Directors who hold share awards or options under the OGS Share Option Schemes will be treated in the manner set out in paragraph 6 of this Part III.

The OGS Directors are affiliates, as such term is defined in Rule 144 under the Securities Act, of OGS for the purposes of the Securities Act and are subject to certain transfer restrictions relating to the New CAT Shares which they receive under the Scheme under the US securities laws more particulary described in paragraph 2 of Part V of this document.

Details of the service contracts (including termination provisions and payments) of the OGS Directors and the effect of the Merger on these contracts are set out in paragraph 6 of Part VI of this document.

Save as disclosed in paragraph 6 of Part VI of this document, the total emoluments receivable by OGS Directors will not be varied automatically as a consequence of the Merger except that the emoluments of OGS Directors who are Proposed Directors will be reviewed by the remuneration committee of CAT and may be varied following completion of the Merger. It is proposed that, upon the Scheme becoming effective, the Board of CAT will be as set out in paragraph 2(c) of Part VI of this document.

Save as described above and in paragraph 6 of Part VI of this document, the effect of the Scheme on the interests of the OGS Directors does not differ from its effect on the like interests of other persons.

8. Inducement fee

CAT and OGS have entered into an inducement fee agreement under which each party has agreed to pay the other an amount of approximately (pound)1.1 million by way of compensation if the Merger lapses: (i) following a failure by its shareholders to pass any resolution required to implement the Merger; or (ii) if the relevant party's Board fails to recommend or withdraws or modifies its recommendation of the Merger or fails to take any steps which are necessary to implement the Merger.

CAT and OGS have also entered into the Merger Agreement which provides that both parties will use their reasonable endeavours to achieve the satisfaction of the conditions set out in paragraph 1 of Part IV of this document and to meet the timetable for implementation of the Scheme which has been agreed to between the parties.

Further details on the inducement fee agreement and the Merger Agreement are set out in paragraph 9 of Part VI of this document.

9. UK taxation

The comments set out below summarise the UK taxation treatment of holders of OGS Shares under the Scheme and of holders of New CAT Shares. They are based on current UK law and published Inland Revenue practice currently in force. They are intended as a general guide and apply only to shareholders resident or (if individuals) ordinarily resident for tax purposes in the UK who hold OGS Shares and New CAT Shares as investments (otherwise than under any scheme which benefits from special tax exemptions, such as personal equity plans or individual savings accounts) and not as trading stock and who are the beneficial owners of those shares. Shareholders who are in any doubt about their taxation position, or who are resident in a jurisdiction outside the UK, should consult their own professional advisers.

UK Taxation of Capital Gains ("CGT")

Subject to the following paragraphs, roll-over relief should be available to OGS Shareholders in respect of the cancellation of their existing OGS Shares and the issue to them of New CAT Shares. Accordingly, such OGS Shareholders should not be treated as having made a disposal of their OGS Shares for CGT purposes, and the New CAT Shares issued should be treated as the same asset and as having been acquired at the same time as the OGS Shares. The New CAT Shares should, therefore, have the same base cost as the OGS Shares which they replace.

To the extent that OGS Shareholders receive cash in respect of fractional entitlements to New CAT Shares and do not receive New CAT Shares, this will generally be treated as a disposal of OGS Shares for CGT purposes which may, depending on the shareholders' individual circumstances, give rise to a liability to CGT. OGS Shareholders who receive cash and also receive New CAT Shares should not generally be treated as making a disposal or part disposal of OGS Shares in respect of the receipt of cash. Instead, the cash received should be deducted from the base cost otherwise attributable to the CAT Shares for CGT purposes.

OGS Shareholders who, alone or together with persons connected with them, hold more than 5 per cent. of any class of the OGS Shares will be eligible for the above treatment only if the Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is an avoidance of liability to CGT or corporation tax. OGS Shareholders are advised that clearance has been applied for in respect of the Scheme under Section 138 of the Taxation of Chargeable Gains Act 1992. On the basis that such clearance is obtained, any such OGS Shareholder should be treated in the manner described above.

OGS and CAT have also applied for confirmation from the Inland Revenue under
Section 707 of the Income and Corporation Taxes Act 1988 that Section 703 of the Act, which allows for the cancellation of tax advantages arising from certain transactions and securities and which would affect the statements made above if it were to apply to the Scheme, will not be applicable to the Scheme.

A disposal of New CAT Shares by a shareholder resident or ordinarily resident for tax purposes in the UK or a shareholder who carries on a trade, profession or vocation in the UK through a branch or agency and who has used, held or acquired the New CAT Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder's circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for CGT purposes.

A shareholder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than 5 tax years and who disposes of New CAT Shares during that period may also be liable, on his return, to CGT (subject to any available exemption or relief).

Dividends

Under current UK taxation legislation, no tax will be deducted from dividends paid by CAT.

A New CAT Shareholder who is an individual resident (for tax purposes) in the UK and who receives a dividend paid by CAT will be entitled to a tax credit equal to 1/9th of the dividend. The individual will be taxable on the total of the dividend and the related tax credit (the "gross dividend"), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above their threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend of an amount determined by applying the Schedule F upper rate (currently 32.5 per cent.) to the dividend and the tax credit, and then deducting the tax credit. So, for example, a dividend of (pound)80 will carry a tax credit of (pound)8.89 (l/9th of (pound)80) and to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, a taxpayer would be subject to income tax on (pound)88.89 ((pound)80 + (pound)8.89) at the
32.5 per cent. rate i.e. (pound)28.89 less a tax credit of (pound)8.89 leaving a tax charge of (pound)20.

With limited exceptions, New CAT Shareholders whose liability to income tax for the relevant year of assessment is less than the amount of the tax credits in respect of dividends paid by CAT will not be entitled to claim payment of the tax credit.

A New CAT Shareholder that is a company resident (for tax purposes) in the UK will not normally be liable to corporation tax on any dividend it receives from CAT.

UK Stamp Duty and SDRT

No UK stamp duty or SDRT should be payable by OGS Shareholders in relation to the allotment and issue to them of New CAT Shares pursuant to the Scheme. Special rules may apply to shares held in or issued into depositary receipt or clearance service arrangements, although no stamp duty or SDRT should generally be payable by holders of OGS ADSs on the cancellation of those ADSs and the issue of New CAT ADSs under the Scheme.

A transfer for value of New CAT Shares will generally be subject to UK stamp duty or to SDRT. Stamp duty and SDRT are normally a liability of the purchaser. Stamp duty is generally payable on an instrument transferring New CAT Shares at
0.5 per cent. of the amount or value of the consideration for the transfer of the New CAT Shares (rounded up to the nearest multiple of (pound)5). A charge to SDRT will also normally arise on an unconditional agreement to transfer New CAT Shares (equal to 0.5 per cent. of the amount or value of the consideration payable for the transfer). However, if within six years of the date on which the agreement is made (or, if that agreement is conditional, the date on which the condition is satisfied) an instrument of transfer is executed pursuant to the agreement and is duly stamped, any SDRT paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made within the six year period, and any outstanding liability to SDRT will be cancelled.

Paperless transfers of New CAT Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within CREST. Deposits of New CAT Shares in CREST will not be subject to stamp duty and, unless the transfer into CREST is itself for consideration, will not be subject to SDRT.

The above statements are intended as a general guide to the current position.

10. Certain US Federal income tax consequences of the Merger

For further details on this please refer to paragraph 13(b) of Part X of the Listing Particulars.

11. Settlement, listing and dealings

Application has been made to the UK Listing Authority for the New CAT Shares to be admitted to the Official List and to the London Stock Exchange, for the New CAT Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings, for normal settlement, will commence on the Effective Date. CAT will seek to have the New CAT ADSs quoted on NASDAQ commencing on the Effective Date.

The London Stock Exchange and the UK Listing Authority will also be requested to cancel the trading in OGS Shares on the London Stock Exchange's market for listed securities and the listing of the OGS Shares on the Official List with effect from close of business on the dealing day immediately prior to the Effective Date. The last day of dealings in OGS Shares on the London Stock Exchange will, therefore, be the last dealing day before the Effective Date.

No transfers of OGS Shares (other than transfers to any member or members of the CAT Group) will be registered after the Scheme Record Time. On the Effective Date share certificates in respect of OGS Shares will cease to be valid and should, if so requested by OGS or its agents, be sent to OGS for cancellation. An application to cancel the quotation of OGS ADSs on NASDAQ and a filing with the SEC to de-register OGS' ADSs will be made shortly after the Effective Date.

Subject to the Merger becoming effective (and except as provided in Part V of this document in relation to overseas OGS Shareholders), settlement of the consideration to which any OGS Shareholder is entitled under the Merger will be effected in the following manner:

(a) OGS Shares in uncertificated form ("CREST")

      Where, at the Scheme Record Time, an OGS Shareholder holds OGS Shares in uncertificated form, the New CAT Shares to which such OGS Shareholder is entitled will be issued to such person in uncertificated form through CREST. CAT will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of such OGS Shareholder with such person's entitlement to New CAT Shares at the commencement of dealings in the New CAT Shares.

      CAT reserves the right to issue New CAT Shares in certificated form in the manner referred to in paragraph 11(b) below, if for any reason outside its reasonable control, it is not able to effect settlement in uncertificated form in accordance with this paragraph 11(a).

(b) OGS Shares in certificated form

      Where, at the Scheme Record Time, an OGS Shareholder holds OGS Shares in certificated form, the New CAT Shares to which such OGS Shareholder is entitled will be issued in certificated form. Definitive certificates for New CAT Shares will be despatched by first-class post to the address appearing in the register of members of OGS as at the Scheme Record Time immediately prior to despatch or, in the case of joint holders, to the holder whose name stands first in such register in respect of the joint holders or in accordance with any special instructions regarding communications. Definitive certificates will be despatched within 14 days following the Effective Date.

      Temporary documents of title will not be issued pending the despatch by post of new definitive share certificates. Holders wishing to register transfers of the New CAT Shares prior to the issue of the new share certificates will be required to produce their existing certificates for OGS Shares to the CAT Registrar. On the issue of definitive share certificates for the New CAT Shares, the certificates for the existing OGS Shares will cease to be of value. Every holder of OGS Shares who has not already produced his or her existing certificate(s) to the CAT Registrar will be bound on the request of OGS to deliver up to OGS, or to any person appointed by OGS, the existing certificate(s) for cancellation.

(c) OGS ADSs

      Upon the Effective Date: (i) the OGS Shares underlying each OGS ADS will be cancelled and New CAT Shares will be issued to the OGS ADS Depositary based on the exchange ratio of 0.3620 New CAT Shares for each OGS Share; (ii) the Deposit Agreement will be amended to be identical to the CAT Deposit Agreement and the OGS ADSs facility will become part of the CAT ADS facility; and (iii) each holder of OGSADSs will be required to exchange his or her ADSs for CAT ADSs based on the exchange ratio of 0.3620 New CATADSs for each OGS ADS.

      Following the Effective Date, The Bank of New York, as depositary for the OGS ADSs and CAT ADSs facilities, will mail a notice to registered holders of OGS ADSs regarding the mechanics of the exchange of their existing OGS ADSs for New CATADSs. Registered holders will need to follow the instructions set out in the notice. If you hold your OGS ADSs through a broker, financial institution or other nominee or otherwise, you must rely on the procedures of your broker, financial institution, or other nominee.

(d) General

      All documents and remittances sent to OGS Shareholders (or in accordance with their directions) will be despatched at their own risk.

      All mandates, instructions and other instruments in force relating to holdings in OGS Shares will, unless and until amended or revoked, continue in force and be deemed as from the Effective Date to relate to payments and notices to or by CAT in respect of New CAT Shares.

(e) Fractional entitlements

      Fractional entitlements to a New CAT Share will not be issued to OGS Shareholders, but will be aggregated and sold in the market and, in the case of OGS Shares held in certificated form, the relevant share of the proceeds will be paid by cheque to the relevant OGS Shareholder and will be despatched in the manner specified in paragraph 11(b) above, no later than 14 days after the Effective Date. In the case of OGS Shares held in uncertificated form, CAT will ensure that an assured payment obligation in respect of the sums payable in respect of fractional entitlements is created in accordance with the CREST assured payment arrangements no later than 14 days after the Effective Date provided that CAT may (if, for any reason, it wishes to do so) make payment of the said sums by cheque as aforesaid.

      Fractional entitlements to a New CAT ADS will not be issued to any holder of an OGS ADS. All fractions to which holders of OGS ADSs would otherwise have been entitled will be aggregated and sold in the market after the Effective Date and the ADS Depositary will receive an amount in pounds sterling equal to the total amount payable in respect of fractional entitlements in respect of OGS Shares held by the ADS Depositary. Such amount will be converted into US dollars by the ADS Depositary pursuant to the terms and conditions of the Deposit Agreement. It is expected that once the ADS Depositary has received the funds, holders of OGS ADSs will receive their pro rata portion (if any) of the US dollars from the ADS Depositary upon surrender of their OGS ADSs in accordance with the terms of the Deposit Agreement.

12. Overseas shareholders

Overseas holders of OGS Shares should refer to Part V of this document, which contains important information relevant to such holders.

13. Action to be taken

OGS Shareholders will find the following documents enclosed with this document:

(a)   the BLUE Form of Proxy which is to be used for the OGS Court Meeting; and

(b)   the GREEN Form of Proxy which is to be used for the OGS EGM; or

(c)   (if you are a holder of OGS ADSs) a voting instruction card.

It is important that as many votes as possible are cast at the OGS Court Meeting so that the appropriate resolution can be passed and so that the Court may be satisfied that there is a fair representation of OGS Shareholder opinion. OGS Shareholders are therefore urged to sign and return the completed Forms of Proxy as soon as possible.

Therefore, whether or not you propose to attend the meetings in person, you are requested, if you hold OGS Shares, to complete and return both Forms of Proxy.

Completed Forms of Proxy should be returned to OGS' Registrars, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex, BN99 6US as soon as possible and in any case so as to be received by them no later than 10.00 a.m. on 9 March 2003 for the OGS Court Meeting and 10.15 a.m. on 9 March 2003 for the OGS EGM. The return of the Forms of Proxy will not prevent you from attending either of the meetings and voting in person if you wish.

The Form of Proxy in respect of the OGS Court Meeting may also be handed to the Chairman of the OGS Court Meeting before the start of the meeting and will still be valid. However, in the case of the OGS EGM, the Form of Proxy will be invalid unless it is lodged so as to be received no later than 10.15 a.m. on 9 March 2003.

The Forms of Proxy can be revoked or amended at any time up to 10.15 a.m. on 9 March 2003 (in the case of the Form of Proxy for the OGS EGM) or prior to the start of the meeting (in the case of the Form of Proxy for the OGS Court Meeting).

If you wish to amend or revoke your Form(s) of Proxy after you have returned them to OGS' Registrars, you should contact the Registrars at the address given above.

Forms of Proxy returned by fax for either the OGS Court Meeting or the OGS EGM will NOT be valid.

If you are an OGS ADS holder, you may only vote in person at the OGS Court Meeting and/or the OGS EGM if you become a registered holder of OGS Shares by arranging for the surrender of your OGS ADSs in accordance with the terms and conditions of the Deposit Agreement. Please contact The Bank of New York, the ADS Depositary, on the US telephone number +1 (212) 815 2783 for further information on surrendering your OGS ADSs. Alternatively, you may instruct The Bank of New York, the ADS Depositary, how to vote the OGS Shares underlying your OGS ADSs at the OGS Court Meeting and/or OGS EGM. A voting instruction card is enclosed for this purpose and must be completed, signed and returned to the ADS Depositary so that it receives the voting instruction card no later than 5.00 p.m. (New York time) on 4 March 2003. In respect of the OGS EGM only, if the voting instruction card is signed and returned but no instructions are indicated in the appropriate box, or if the voting instruction card is not signed and returned, or if the voting instruction card is not returned, a discretionary proxy will be given to the chairman of the OGS EGM to vote the relevant OGS ADSs. If you hold your OGS ADSs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your OGS ADSs.

If you would like any further help completing the Forms of Proxy please contact OGS' Registrars, Lloyds TSB Registrars, on +44 (0)870 600 3953 or +44 (0)121 415 7047 between 9.00 a.m. and 5.00 p.m. Monday to Friday (from the date of this document until 10 March 2003). For legal reasons, the Registrars will not be able to provide advice on the merits of the Merger itself or give financial advice.

14. Further information

The terms of the Scheme are set out in full in Part VII of this document. Further information regarding OGS and CAT is set out in the Listing Particulars. Details of documents available for inspection are given in paragraph 12 of Part VI of this document and paragraph 18 of Part X of the Listing Particulars.

                                Yours faithfully,

                                  Michael Hill
                                Managing Director
                           Goldman Sachs International

                                     PART IV

                   CONDITIONS TO IMPLEMENTATION OF THE SCHEME
                                 AND THE MERGER

The Merger is conditional upon the Scheme becoming unconditional and becoming effective by not later than 30 April 2003 or such later date (if any) as OGS and CAT may agree and the Court may allow.

1.    Conditions of the Scheme

      The Scheme is conditional upon:

      (a) the approval by a majority in number representing three-fourths in value of the holders of OGS Shares present and voting, either in person or by proxy, at the OGS Court Meeting;

      (b) any resolution or resolutions required to approve and implement the Scheme being passed at the OGS EGM;

      (c) any resolution or resolutions of CAT Shareholders required in connection with the approval of the Merger and implementation of the Scheme being passed at the CAT EGM;

      (d) the admission to the Official List of the New CAT Shares becoming effective in accordance with the Listing Rules and the admission of such shares to the London Stock Exchange's market for listed securities becoming effective or (if CAT and OGS so determine and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Scheme becoming unconditional in all respects (other than in respect of this paragraph 1(d)); and

      (e) the sanction (with or without modification) of the Scheme and confirmation of the reduction of capital involved by the Court, an office copy of the Order being delivered for registration to the Registrar of Companies in England and Wales and registration of the Order confirming the reduction of capital involved in the Scheme with the Registrar of Companies in England and Wales.

2.    Conditions of the Merger

      CAT and OGS have agreed that, subject as stated in paragraph 3 below, the Merger is also conditional upon, and, accordingly, the necessary action to make the Scheme effective will not be taken unless the following conditions are satisfied or waived as referred to below prior to the Scheme being sanctioned by the Court:

      (a) the Office of Fair Trading indicating in terms reasonably satisfactory to CAT and OGS that it is not the intention of the Secretary of State for Trade and Industry to refer the Merger or any matters arising therefrom to the Competition Commission;

      (b) all authorisations necessary or reasonably considered by CAT and OGS to be material in the context of the Merger for or in respect of the Merger and the implementation of the Scheme having been obtained, in terms and in a form reasonably satisfactory to CAT and OGS and, where the withdrawal of any such authorisations would, in the opinion of both of CAT and OGS (acting reasonably), have a material adverse effect on the Enlarged Group, the Merger or the implementation of the Scheme, these remaining in full force and effect, and no intimation of an intention to revoke or not renew any of these having been received, and all necessary notifications, filings and applications (including such notifications, filings and applications as may be required to national or supranational merger authorities) having been made and all applicable waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all necessary statutory and regulatory obligations in connection with the Merger and the implementation of the Scheme in any jurisdiction having been complied with;

      (c) no relevant authority having taken, instituted, implemented or threatened (and there not continuing to be outstanding) any action, proceeding, suit, investigation, enquiry or reference or having enacted, made or proposed any statute, regulation or order, or taken any other step that would or might in any respect be material to the OGS Group or the CAT Group to:

            (i) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider OGS Group or the Wider CAT Group of all or any portion of their respective businesses, assets (including shares) or properties; or

            (ii) (other than in relation to matters fairly disclosed by OGS to CAT regarding the OGS Group or by CAT to OGS regarding the CAT Group prior to 23 January 2003) require any member of either the Wider CAT Group or the Wider OGS Group to subscribe for or acquire, or to make an offer to acquire any shares or other securities in any member of either the Wider CAT Group or the Wider OGS Group owned by any third party; or

            (iii) (other than in relation to matters fairly disclosed by OGS to CAT regarding the OGS Group or by CAT to OGS regarding the CAT Group prior to 23 January 2003) impose any limitation on the ability of any member of the Wider OGS Group or the Wider CAT Group to conduct their respective businesses or to own or control their respective assets or properties; or

            (iv) make the Merger or the Scheme or its implementation illegal, void or unenforceable in or under the laws of any jurisdiction or otherwise materially restrict, delay or interfere with the Merger or the Scheme or require material amendment to the terms of the Merger or the Scheme;

      (d) other than as fairly disclosed by OGS to CAT regarding the OGS Group or by CAT to OGS regarding the CAT Group prior to 23 January 2003, there being no provision of any arrangement, agreement, licence or other instrument to which any member of the Wider OGS Group or the Wider CAT Group is a party or by or to which any member of the Wider OGS Group or the Wider CAT Group may be bound or is subject which would or might in the opinion of CAT and OGS (acting reasonably) result, to an extent which is material in the context of the OGS Group or the CAT Group, in:

            (i) any moneys borrowed or other indebtedness or liabilities actual or contingent of any member of the Wider OGS Group or the Wider CAT Group being or becoming repayable or capable of being declared repayable prior to their stated maturity date; or

            (ii) any such arrangement, agreement, licence or instrument being terminated or modified, or any adverse effect arising thereunder; or

            (iii) the interests of CAT or OGS or any member of the Wider OGS Group or the Wider CAT Group with any other person, firm, company or body being terminated, modified or affected; or

            (iv) any asset, property or interest of, or any asset the use of which is enjoyed by, any member of the Wider OGS Group or the Wider CAT Group being or falling to be disposed of, or charged in any manner whatsoever, or ceasing to be available to any member of the Wider OGS Group, or the Wider CAT Group or any right arising under which any such asset, property or interest could be required to be disposed of, or could cease to be available to any member of the Wider OGS Group or the Wider CAT Group otherwise than in the ordinary course of business; or

            (v) the creation or assumption of any liabilities (whether actual, contingent or prospective) by any member of the Wider OGS Group or the Wider CAT Group; or

            (vi) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider OGS Group or the Wider CAT Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable; or

            (vii)the financial or trading position or the value of any member of the Wider OGS Group or the Wider CAT Group being prejudiced or adversely affected; or

            (viii) any member of the Wider OGS Group or the Wider CAT Group being required to acquire any shares in any member of the Wider OGS Group or the Wider CAT Group owned by any third party, in each case in consequence of the Merger or the Scheme, and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit, franchise or other instrument, could reasonably be expected to result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this paragraph 2(d), in each case in consequence of the Merger or the Scheme;

      (e) CAT not having discovered regarding OGS, and OGS not having discovered regarding CAT that:

            (i) any adverse financial, business or other information in relation to circumstances existing prior to 23 January 2003 and which is material in the context of the relevant group has not been publicly disclosed by the relevant group or otherwise fairly disclosed prior to such date (in the case of such information regarding CAT) by CAT to OGS and (in the case of such information regarding OGS) by OGS to CAT; or

            (ii) any financial, business or other information which has been publicly disclosed at any time by any member of the relevant group or otherwise fairly disclosed prior to 23 January 2003 (in the case of such information regarding CAT) by CAT to OGS and (in the case of such information regarding OGS) by OGS to CAT is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein complete and not misleading, and which in any such case is adverse and material in the context of the relevant group; or

            (iii) any member of the relevant group is subject to any liability (contingent or otherwise) which has not been disclosed or reflected in the last published audited consolidated accounts of its group or publicly disclosed pursuant to the Listing Rules or otherwise prior to 23 January 2003 or otherwise fairly disclosed prior to such date by OGS to CAT and which is material in the context of the OGS Group or by CAT to OGS and which is material in the context of the CAT Group;

      (f) (i) unless publicly announced by CAT pursuant to the Listing Rules or otherwise prior to 23 January 2003 or otherwise fairly disclosed by CAT to OGS prior to such date no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider CAT Group is a party (whether as plaintiff or defendant or otherwise), in each case which is material and adverse in the context of the CAT Group, having been instituted or threatened or remaining outstanding; or

            (ii) since 30 September 2002, being the date to which the latest audited report and accounts of CAT were made up, and unless publicly announced by CAT pursuant to the Listing Rules or otherwise publicly announced by CAT prior to 23 January 2003 or otherwise fairly disclosed prior to such date by CAT to OGS, there having been no material adverse change in the business, financial or trading position of the CAT Group;

      (g) (i) unless publicly announced by OGS pursuant to the Listing Rules or otherwise prior to 23 January 2003 or otherwise fairly disclosed by OGS to CAT prior to such date, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider OGS Group is a party (whether as plaintiff or defendant or otherwise), in each case which is material and adverse in the context of the OGS Group, having been instituted or threatened or remaining outstanding; or

            (ii) since 31 December 2001, being the date to which the latest audited report and accounts of OGS were made up, and unless publicly announced by OGS pursuant to the Listing Rules or otherwise prior to 23 January 2003 or otherwise fairly disclosed prior to such date by OGS to CAT, there having been no material adverse change in the business, financial or trading position of the OGS Group;

      (h) other than as publicly announced by CAT or OGS pursuant to the Listing Rules or otherwise prior to 23 January 2003 or as contemplated by the Scheme or as otherwise fairly disclosed prior to such date by CAT to OGS regarding the CAT Group or by OGS to CAT regarding the OGS Group, no member of the CAT Group, since 30 September 2002, and no member of the OGS Group, since 31 December 2001, being the dates to which the respective latest audited report and accounts of CAT and OGS were made up, having:

            (i) issued or agreed to issue, or authorised or proposed the issue, of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities ("Securities") (save as between CAT and OGS respectively and their respective wholly-owned subsidiaries or for options granted, and any shares in CAT or OGS respectively issued upon exercise of options granted prior to 23 January 2003, under or pursuant to the CAT Share Schemes or the OGS Share Option Schemes or as agreed between CAT or OGS from time to time and save, in the case of CAT, for the issue of Securities representing or convertible into ordinary shares in CAT which are issued in connection with or relate to any commercial agreement with a third party and which do not exceed, in aggregate, 5 per cent. of CAT's current issued share capital) or redeemed, purchased, repaid or reduced any part of its shares or other securities (or agreed to do so) to an extent which (save in the case of any such issue, authorisation, proposal, redemption, purchase or reduction by CAT or OGS respectively) is material in the context of the CAT Group or OGS Group, as the case may be; or

            (ii) except for:

                  (a) transactions between one wholly-owned member of the relevant group and another such member;

                  (b) (in the case of OGS) the Scheme; and

                  (c) (in the case of CAT) the disposal of the business of patient stratification based on antibody arrays,

                  authorised or proposed or announced its intention to propose any merger or any change in its share or loan capital or (other than in the ordinary course of business) any acquisition or disposal of assets or shares which is material in the context of the CAT Group or OGS Group, as the case may be; or

            (iii) (other than transactions between one wholly-owned member of the relevant group and another such member and, in the case of CAT, the disposal of the business of patient stratification based on antibody arrays) entered into or varied any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) (or agreed to do so) which is of a long term or unusual or onerous nature and which is material in the context of the CAT Group or OGS Group, as the case may be, or which involves or could involve an obligation of a nature or magnitude which is material in the context of the CAT Group or OGS Group, as the case may be; or

            (iv) issued or proposed the issue of any debentures or, save in the ordinary course of business, incurred or increased (or agreed to incur or increase) any indebtedness or contingent liability of an aggregate amount which might materially and adversely affect the CAT Group or OGS Group, as the case may be; or

            (v) (in the case of CAT or OGS only) recommended, declared, made or paid, or proposed the declaration, paying or making of any dividend, bonus or other distribution whether payable in cash or otherwise; or

            (vi) entered into or varied or made any offer (which remains open for acceptance) to enter into or vary the terms of, any contract, agreement or arrangement with any of the directors or senior executives of any member of the relevant group which would be material in the context of the OGS Group or the CAT Group, as the case may be; or

            (vii) (other than transactions between any wholly-owned member of the OGS Group and another such member and other than pursuant to the Scheme or the Merger), entered into, implemented, effected, authorised, proposed or announced its intention to enter into, implement, effect or authorise any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the OGS Group which would be material in the context of the OGS Group; or

            (viii) (other than transactions between any wholly-owned member of the CAT Group and another such member and other than pursuant to the Scheme or the Merger), entered into, implemented, effected, authorised, proposed or announced its intention to enter into, implement, effect or authorise any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the CAT Group which would be material in the context of the CAT Group; or

            (ix) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction; or

            (x) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

            (xi) waived or compromised any claim other than in the ordinary course of business which waiver or compromise is material in the context of the OGS Group or the CAT Group, as the case may be; or

            (xii) (in the case of CAT or OGS only) made any alteration to its memorandum or articles of association which would be material in the context of the OGS Group or the CAT Group, as the case may be; or

            (xiii) entered into any contract, agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this paragraph (h);

      (i) CAT not having discovered regarding OGS, and OGS not having discovered regarding CAT:

            (i) that, save as fairly disclosed to CAT by OGS regarding the OGS Group or to OGS by CAT regarding the CAT Group prior to 23 January 2003, any past or present member of the relevant group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance reasonably or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be reasonably likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the relevant group which would be material in the context of the relevant group; or

            (ii) that save as fairly disclosed to CAT by OGS regarding the OGS Group or to OGS by CAT regarding the CAT Group prior to 23 January 2003, there is, or is reasonably likely to be, any liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the relevant group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or otherwise which would be material in the context of the relevant group; or

            (iii) that, save as fairly disclosed to CAT by OGS regarding the OGS Group or to OGS by CAT regarding the CAT Group prior to 23 January 2003, circumstances exist whereby a person or class of persons is proposing to bring a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the relevant group which would be material and adverse in the context of the relevant group.

      For the purpose of these conditions:

      (a) "authorisations" means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, permissions, advices and approvals; and

      (b) "relevant authority" means any central bank, government, government department or governmental, quasi governmental, supranational, statutory, regulatory or investigative body, court, stock exchange, trade agency, association, institution or professional or environmental body or any other similar person or body whatsoever in any relevant jurisdiction.

3. Subject to paragraph 4 below, CAT and OGS, acting together, may waive all or any of the conditions contained in paragraphs 2(a), (b), (c) and (d). CAT reserves the right (but shall be under no obligation) to waive all or any of the conditions contained in paragraph 2(g) above, and in paragraphs 2(e), (h) and
(i) above (in so far as they relate to OGS), in whole or in part, and OGS reserves the right (but shall be under no obligation) to waive all or any of the conditions in paragraph 2(f) above, and in paragraphs 2(e), (h) and (i) above (in so far as the relate to CAT), in whole or in part, for the purposes of the Merger and the Scheme.

4. OGS shall only be entitled to invoke a condition in circumstances where it would be able to invoke the condition if it were an offeror for CAT in an offer governed by the City Code.

5. Save with the consent of the Panel, the Merger will lapse and the Scheme will not proceed if, before the date of the OGS Court Meeting, there is a reference to the Competition Commission.

PART V

                              OVERSEAS SHAREHOLDERS

1. General

As regards persons resident in, or citizens of, jurisdictions outside the United Kingdom ("overseas shareholders"), the implementation of the Merger may be affected by the laws of those relevant jurisdictions. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of overseas shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with such applicable legal requirements, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities that are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case where the issue of New CAT Shares would infringe the laws of any jurisdiction outside the United Kingdom or necessitate compliance with any special requirement, the Scheme provides that such New CAT Shares may, at the discretion of CAT, either be issued to a nominee and then sold or issued to the relevant holder of OGS Shares and sold on his or her behalf, in each case with the net proceeds of sale being remitted to the overseas shareholder.

This document has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed may be different from that which would have been disclosed if this document had been prepared in accordance with the laws of the jurisdictions outside the United Kingdom.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

2. US securities laws

The New CAT Shares to be issued to OGS Shareholders under the Scheme will be issued in reliance upon the exemptions from the registration requirements of the Securities Act and the requirements of any US state securities laws provided by sections 3(a)(10) and 18(b) of the Securities Act, respectively, and, as a consequence, will not be registered under the Securities Act or any US state securities laws. Except for the circumstances described in the next paragraph, the New CAT Shares issuable to OGS Shareholders pursuant to the Scheme should not be treated as "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and may be resold by former OGS Shareholders without restriction under the Securities Act.

Under US securities laws, an OGS Shareholder who is deemed to be an "affiliate" (as such term is defined in Rule 144 under the Securities Act) of CAT or of OGS before the Effective Date, or of CAT following the Effective Date may not resell New CAT Shares received pursuant to the Scheme without registration under the Securities Act, except pursuant to the applicable resale provisions of Rule 145(d) under the Securities Act or another applicable exemption from the registration requirements of the Securities Act or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements for resales outside the United States pursuant to Regulation S under the Securities Act). Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders. OGS Shareholders who believe they may be affiliates of CAT or OGS should consult their own legal advisers prior to any sales of New CAT Shares received pursuant to the Scheme.

For the purpose of qualifying for the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof with respect to New CAT Shares, OGS will advise the Court at the Court Hearing that its sanctioning of the Scheme will be relied upon by CAT for such purpose as an approval of the Scheme following a hearing on its fairness to OGS Shareholders, at which hearing all such holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such holders.

3. Other overseas securities laws

No steps have been taken, nor will any be taken, to enable the New CAT Shares to be offered in compliance with the applicable securities laws of Canada or Japan and no prospectus in relation to the New CAT Shares has been, or will be, lodged with or registered by the Australian Securities and Investments Commission. Accordingly, no New CAT Shares may be offered, sold, transferred, resold, delivered or distributed, directly or indirectly, in or into or from Canada, Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of Canada, Japan or Australia).

4. US Filings

Each of CAT and OGS is subject to the information requirements of the US Exchange Act of 1934, as amended, applicable to foreign private issuers having securities registered under section 12 thereof, and in accordance therewith file annual reports and other information with the SEC. The reports and other information CAT and OGS file with the SEC can be inspected and copied at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Copies of such materials are also available by mail from the public reference room at prescribed rates. Please call the SEC at +1 (800) SEC 0330 (within the United States) or +1 (202) 942 8090 (outside the United States) for more information on the operation of the public reference room. In addition, CAT and OGS' reports and other information filed through the Electronic Data Gathering Analysis and Retrieval systems, commonly referred to as EDGAR, are publicly available through the SEC's website (www.sec.gov). CAT and OGS SEC filings are also available to the public from commercial document retrieval services.

                                     PART VI

                             ADDITIONAL INFORMATION

1. Responsibility

The OGS Directors (whose names are set out in paragraph 2(a) below) accept responsibility for all information contained in this document insofar as it relates to the OGS Group, the OGS Directors, their immediate families and connected persons. To the best of the knowledge and belief of the OGS Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.*

The CAT Directors (whose names are set out in paragraph 2(b) below) accept responsibility for all information contained in this document other than information relating to the OGS Group, the OGS Directors, their immediate families and their connected persons. To the best of the knowledge and belief of the CAT Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors

(a)   The current OGS Directors and their respective roles are:

      Name                                       Role

      G Kirk Raab                                Chairman (Non-Executive)
      Dr David Ebsworth                          Chief Executive Officer
      Denis Mulhall                              Chief Financial Officer
      Dr Christopher Moyses                      Chief Medical Officer
      Professor Rajesh Parekh                    Chief Scientific Officer
      Professor Max Burger                       Non-Executive
      Dr Donald Drakeman                         Non-Executive
      Professor Raymond Dwek                     Non-Executive
      Dr James Hill                              Non-Executive
      John Rennocks                              Non-Executive

(b)   The current CAT Directors and their respective roles are:

      Name                                       Role

      Professor Peter Garland                    Chairman (Non-Executive)
      Peter Chambre                              Chief Executive Officer
      John Aston                                 Chief Financial Officer
      Dr David Glover                            Chief Medical Officer
      Dr Kevin Johnson                           Chief Technology Officer
      Professor Uwe Bicker                       Non-Executive
      Dr James Foght                             Non-Executive
      Professor Sir Aaron Klug                   Non-Executive
      Dr Paul Nicholson                          Non-Executive
      Ake Stavling                               Non-Executive
      Dr John Stocker                            Non-Executive

* Dr. Donald Drakeman is also the Chief Executive Officer of Medarex, Inc., a competitor of CAT and is not, therefore, taking responsibility for the views of the OGS Board onthe merits of the Merger.

(c) The CAT Directors with effect from completion of the Merger and their respective roles will be:

      Name                                       Proposed Role

      Professor Peter Garland                    Chairman (Non-Executive)
      Peter Chambre                              Chief Executive Officer
      John Aston                                 Chief Financial Officer
      Dr David Ebsworth                          Executive Director
      Dr David Glover                            Chief Medical Officer
      Professor Rajesh Parekh                    Executive Director
      Professor Uwe Bicker                       Non-Executive
      Dr James Hill                              Non-Executive
      Professor Sir Aaron Klug                   Non-Executive
      Dr Paul Nicholson                          Non-Executive
      Dr Peter Ringrose*                         Non-Executive
      Ake Stavling                               Non-Executive
      Dr John Stocker                            Non-Executive

3.    London Stock Exchange prices

      Set out below are the Closing Prices of OGS Shares and CAT Shares on:

(a) the first Business Day of each of the six months immediately prior to the date of this document;

(b) 22 January 2003 (the last Business Day prior to the date of the announcement of the Merger); and

(c) 4 February 2003 (being the last practicable date prior to the date of the publication of this document).

Date                         CAT Shares (pence)          OGS Shares (pence)

2 September 2002                     765.0                      197.5

1 October 2002                       464.0                      145.0
1 November 2002                      595.0                      147.5
2 December 2002                      526.0                      165.0
2 January 2003                       567.5                      140.0
22 January 2003                      540.0                      152.5
3 February                           465.0                      170.0
4 February 2003                      464.0                      170.5

4.    OGS shareholdings and dealings

(a)   Interests in shares in OGS

      (i) The interests, all of which are beneficial, of the OGS Directors in OGS Shares as at 4 February 2003 (being the last practicable date prior to the publication of this document), which in aggregate represent less than one per cent. of the issued ordinary share capital of OGS, are set out in the table below. The figures are based upon the interests in OGS Shares which have been notified by each OGS Director to OGS pursuant to section 324 or section 328 of the Companies Act as at 4 February 2003 (being the last practicable date prior to the publication of this document) or are required pursuant to section 325 of the Companies Act to be entered in the register of directors' interests maintained under that section or are interests of a connected person (within the meaning of section 346 of the Companies Act) of an OGS Director which would, if the connected person were an OGS Director, be required to be disclosed under those sections of the Companies Act and the existence of which is known to or could with reasonable diligence be ascertained by the relevant OGS Director:

* Dr. Peter Ringrose will join the CAT Board on 10 February 2003.

           Name                                               OGS Shares

           Dr David Ebsworth                                       5,030
           Dr Christopher Moyses                                  31,876
           Professor Rajesh Parekh                                71,212
           G. Kirk Raab                                           29,984
           Dr James Hill                                           5,094
           Dr Donald Drakeman                                      7,956
           Professor Max Burger                                   82,878
           Professor Raymond Dwek                                 47,799

      (ii) As at 4 February 2003 (being the last practicable date prior to the publication of this document), the following OGS Directors had the following interests in shares in OGS under the OGS Share Option Schemes:

                                                                             Shares                      Earliest            Last
                                                               Exercise       under       Date of        Exercise        Exercise
           Name                      Scheme               price (pound)      option         Grant            Date            Date
           Professor Rajesh Parekh   1994 Scheme                1.25          8,000      01/01/95        01/01/96        31/12/04
                                     1994 Scheme                1.25         80,000      01/01/96        01/01/97        31/12/05
                                     1994 Scheme               1.425         40,000      01/01/97        01/01/98        31/12/06
                                     1994 Scheme               2.125         80,000      04/12/97        04/12/98        03/12/07
                                     Executive Scheme          17.25         51,000      31/03/00        31/03/03        30/03/10
                                     Executive Scheme         15.325         30,000      12/12/00        12/12/05        11/12/10
                                     Executive Scheme          11.00         20,000      13/07/01        13/07/02        12/07/06
                                     Executive Scheme          11.00         20,000      13/07/01        13/07/04        12/07/11

           Denis Mulhall             Executive Scheme           1.50        175,000      26/09/02        26/09/05        25/09/12
                                     Executive Scheme           1.50        175,000      26/09/02        26/09/07        25/09/12
                                     Executive Scheme           1.50        150,000      26/09/02        26/09/03        25/09/07

           Dr David Ebsworth         Executive Scheme           3.70        250,000      23/05/02        23/05/05        22/05/12
                                     Executive Scheme           3.70        250,000      23/05/02        23/05/03        22/05/07

           Dr Christopher Moyses     1994 Scheme               1.425          4,000      31/10/96        31/10/97        30/10/06
                                     1994 Scheme               1.425          8,000      01/01/97        01/01/98        31/12/06
                                     1994 Scheme               2.125         12,000      24/07/97        24/07/98        23/07/07
                                     1994 Scheme               2.125        102,566      04/12/97        04/12/98        03/12/07
                                     Executive Scheme          17.25         35,000      31/03/97        31/03/03        30/03/10
                                     Executive Scheme         15.325         27,000      12/12/00        12/12/05        11/12/10
                                     Executive Scheme          11.00         25,000      13/07/01        13/07/02        12/07/06
                                     Executive Scheme          11.00         25,000      13/07/01        13/07/04        12/07/11
                                     Sharesave Scheme           2.24          7,000      14/04/98        01/06/03        28/11/03

           G. Kirk Raab              1994 Scheme                1.25        156,971      17/10/95        17/10/96        16/10/05
                                     1994 Scheme               1.425         40,000      15/08/96        15/08/97        14/08/06
                                     1994 Scheme               2.125         40,000      04/12/97        04/12/98        03/12/07

           Professor Raymond Dwek    1994 Scheme               2.125         10,000      04/12/97        04/12/98        03/12/07

      (iii) As at 4 February 2003 (being the last practicable date prior to the publication of this document), no subsidiaries of OGS, pension funds of OGS, other funds controlled or managed by OGS or any of its subsidiaries, and advisers to OGS (as specified in paragraph (ii)(b) of "General" below but excluding exempt market makers and exempt fund managers) had any shareholdings in OGS Shares.

(b)   Interests in Existing CAT Shares

      (i) None of the OGS Directors had notified any interest in Existing CAT Shares as at 4 February 2003 (being the last practicable date prior to the publication of this document

      (ii) As at 4 February 2003 (being the last practicable date prior to the publication of this document) no subsidiaries of OGS, pension funds of OGS, other funds controlled or managed by OGS or any of its subsidiaries, and advisers to OGS (as specified in paragraph (ii)(b) of the "General" paragraph below, but excluding exempt market makers and exempt fund managers) had any shareholdings in Existing CAT Shares.

(c) Dealings in OGS Shares

(i) During the disclosure period, the following dealings for value by OGS Directors, their immediate families and connected persons (within the meaning of section 346 of the Companies Act) in OGS Shares were effected:

                                                                                        Number of        Price per
            Name                          Date              Nature of transaction      OGS Shares        OGS Share
            G. Kirk Raab                  07/02/02         Fees in form of shares             485      (pound)5.10
                                          02/05/02         Fees in form of shares             728      (pound)3.40
                                          01/08/02         Fees in form of shares             900      (pound)2.75
                                          14/11/02         Fees in form of shares           1,769      (pound)1.40

            Dr David Ebsworth             12/04/02                       Purchase              30       (euro)6.25
                                          26/09/02                       Purchase           5,000      (pound)1.55

            Dr Christopher Moyses         27/09/02                       Purchase           5,000      (pound)1.50

            Professor Max Burger          02/04/02            Exercise of Options          30,000      (pound)2.12

            Dr Donald Drakeman            07/02/02         Fees in form of shares             786      (pound)5.10
                                          02/05/02         Fees in form of shares           1,243      (pound)3.40
                                          01/08/02         Fees in form of shares           1,369      (pound)2.75
                                          14/11/02         Fees in form of shares           3,416      (pound)1.40

            Dr James Hill                 07/02/02         Fees in form of shares             833      (pound)5.10
                                          02/05/02         Fees in form of shares           1,512      (pound)3.40
                                          01/08/02         Fees in form of shares           1,545      (pound)2.75

            No pension funds of OGS, other funds controlled or managed by OGS or any of its subsidiaries, and advisers to OGS (excluding exempt market-makers and exempt fund managers) have dealt for value in OGS Shares during the offer period.

(d) Dealings in Existing CAT Shares

      (i) No OGS Directors or their spouses and infant children (within the meaning of section 328 of the Companies Act) have dealt for value in Existing CAT Shares during the disclosure period.

      (ii) No pension funds of OGS, other funds controlled or managed by OGS or any of its subsidiaries have dealt for value in Existing CAT Shares for their own respective accounts during the offer period.

      (iii) No advisers to OGS (excluding exempt market-makers and exempt fund managers) have dealt for value in Existing CAT Shares during the offer period.

(e) General

      (i) For the purpose of this paragraph 4, "disclosure period" means the period commencing on 23 January 2002 and ending on 4 February 2003 (being the last practicable date prior to the publication of this document), and "offer period" means the period commencing on 23 January 2003 and ending on 4 February 2003 (being the last practicable date prior to the publication of this document).

      (ii) References in this paragraph 4 to an "associate" are to:

            (a) subsidiaries and associated companies of OGS and companies of which any subsidiaries or associated companies are associated companies. For this purpose ownership of interests of 20 per cent. or more of the equity share capital of a company will make it an associate;

            (b) banks and financial and other professional advisers (including stockbrokers) to OGS or companies covered in (a) above, including persons controlling, controlled by or under the same control as such banks, financial and other professional advisers;

            (c) the OGS Directors and the directors of any company covered in
(a) above (together in each case with their close relatives or related trusts);

            (d) the pension funds of OGS or a company covered in (a) above;

            (e) an investment company, unit trust or other person whose investments an associate (as otherwise defined in this paragraph (ii)) manages on a discretionary basis, in respect of the relevant investment accounts;

            (f) a person who owns or controls 5 per cent. or more of any class of relevant securities (defined in paragraphs (a) to (d) in Note 2 on Rule 8 of the City Code) issued by OGS, including a person who as a result of the Merger owns or controls 5 per cent. or more; and

            (g) a company having a material trading arrangement with OGS.

      (iii) References in this paragraph 4 to a "bank" do not apply to a bank whose sole relationship with OGS or a company covered in (ii)(a) above is the provision of normal commercial banking services or such activities in connection with the Scheme such as handling acceptances and other registration work.

      (iv) Save as set out above, neither OGS nor any:

            (a) OGS Director, their spouse and infant children (within the meaning of paragraph 328 of the Companies Act);

            (b) subsidiary of OGS;

            (c) pension fund of OGS or any of its subsidiaries; or

            (d) bank, stockbroker, financial or other professional adviser (other than exempt market makers and exempt fund managers) to OGS or any person controlling, controlled by or under the same control as such bank, stockbroker, financial or other professional adviser, owns, controls or is interested, directly or indirectly, in any OGS Shares or Existing CAT Shares nor any securities convertible into, rights to subscribe for or options (including traded options) in respect of, nor any derivatives referenced to, OGS Shares or Existing CAT Shares, nor has any such person dealt for value therein:

                  (A) in the case of OGS and any of its subsidiaries (acting for their own respective accounts) and any OGS Director, their spouse and infant children (within the meaning of section 328 of the Companies Act), in the disclosure period; and

                  (B) in any other case, in the offer period.

      (v) Neither OGS nor any associate (as defined above) of OGS has any arrangement of the kind referred to in Note 6(b) on Rule 8 of the City Code with any person.

      (vi) No relevant securities of OGS have been redeemed or purchased by OGS during the disclosure period.

5.    CAT shareholdings and dealings

(a)   Interests in Existing CAT Shares

      (i) The interests, all of which are beneficial, of the CAT Directors in Existing CAT Shares as at 3 February 2003 (being the last practicable date prior to the publication of this document), which in aggregate represent less than one per cent. of the issued ordinary share capital of CAT, are set out in the table below. In each case, the figures are based upon the interests in Existing CAT Shares which have been notified by each CAT Director to CAT pursuant to section 324 or section 328 of the Companies Act as at 3 February 2003 (being the last practicable date prior to the publication of this document) or are required pursuant to section 325 of the Companies Act to be entered in the register of directors' interests maintained under that section, or are interests of a connected person (within the meaning of section 346 of the Companies Act) of a CAT Director which would, if the connected person were a CAT Director, be required to be disclosed under those sections of the Companies Act, and the existence of which is known to, or could with reasonable diligence be ascertained by, the relevant CAT Director:

         Name                                          Existing CAT Shares

         Professor Peter Garland                                    40,017
         Peter Chambre                                               9,529
         John Aston                                                 28,798
         Dr David Glover                                            11,529
         DrKevin Johnson                                            64,087
         Professor Uwe Bicker                                        3,481
         Dr James Foght                                              4,141
         Professor Sir Aaron Klug                                   28,950
         Dr Paul Nicholson                                           5,764
         Ake Stavling                                                   --
         Dr John Stocker                                            79,622

      (ii) As at 3 February 2003 (being the last practicable date prior to the publication of this document), the following CAT Directors had the options set out in the table below (all of which have been granted for no consideration) under the CSOP (other than the first, which was granted under the Cambridge Antibody Technology Limited Unapproved Share Option Scheme).

                                                     Shares in
                                                           CAT                          Earliest          Last
                                       Exercise          under             Date of      Exercise      Exercise
            Name                         Price          option               Grant          Date          Date
            John Aston                (pound)3.00       100,000           04/09/96      04/09/99      03/09/03
                                      (pound)5.00         9,000           19/12/97      19/12/00      18/12/04
                                      (pound)2.42         9,964           27/11/98      27/11/01      26/11/05
                                      (pound)2.87        55,019           03/12/99      03/12/02      02/12/06
                                     (pound)17.04        13,489           04/12/01      04/12/04      03/12/11
                                      (pound)5.13         7,579           22/11/02      22/11/05      21/11/12

            Peter Chambre            (pound)10.83        60,018           23/05/02      23/05/05      22/05/12

            Dr David Glover           (pound)5.00        15,000           19/12/97      19/12/00      18/12/04
                                      (pound)2.42        29,964           27/11/98      27/11/01      26/11/05
                                      (pound)2.87        55,019           03/12/99      03/12/02      02/12/06
                                     (pound)17.04        13,260           04/12/01      04/12/04      03/12/11
                                      (pound)5.13         7,451           22/11/02      22/11/05      21/11/12

            Dr Kevin Johnson          (pound)5.00        15,000           19/12/97      19/12/00      18/12/04
                                      (pound)2.42        28,324           27/11/98      27/11/01      26/11/05
                                      (pound)2.87        55,019           03/12/99      03/12/02      02/12/06
                                     (pound)17.04        13,260           04/12/01      04/12/04      03/12/11
                                      (pound)5.13         7,451           22/11/02      22/11/05      21/11/12

            CAT has agreed to make a further grant of options to Peter Chambre on 23 May 2003 or at the earliest opportunity after that, over such number of shares as has a market value of two times Peter Chambre's basic salary, with an exercise price equal to the then prevailing market price.

            The number of CAT Shares held by the CAT Directors will not change as a result of the issue of New CAT Shares pursuant to the Merger.

(b)   Interests in OGS Shares

      As at 3 February 2003 (being the last practicable date prior to the publication of this document), none of the CAT Directors, their spouses or infant children (within the meaning of section 328 of the Companies Act) had any interests in OGS Shares.

(c)   Dealings in Existing CAT Shares

      (i) The following CAT Directors and their spouses and infant children (within the meaning of section 328 of the Companies Act) have dealt for value in Existing CAT Shares during the disclosure period as follows:

                                                      Nature of                         Number of        Price per
            Name                         Date         Transaction                   shares in CAT        CAT Share
            Professor Peter Garland      15/03/02     Transfer of shares                    2,750      (pound)0.00
                                         20/06/02     Transfer of shares                      625      (pound)0.00
                                         20/06/02     Transfer of shares                      625      (pound)0.00
                                         22/11/02     Fees in form of shares                2,192      (pound)5.13

            Peter Chambre                04/09/02     Purchase                              3,000      (pound)7.20
                                         30/09/02     Purchase                              6,529      (pound)4.59

            John Aston                   31/05/02     Exercise of Options                  10,000      (pound)3.00
                                         30/09/02     Exercise of Options                   5,000      (pound)3.00
                                         22/11/02     Award of partnership                    331      (pound)5.13
                                                      and matching shares
                                                      under share incentive
                                                      plan
                                         11/12/02     Award of partnership                    610      (pound)4.91
                                                      and matching shares
                                                      under share incentive
                                                      plan

            Dr David Glover              22/11/02     Award of partnership                    253      (pound)5.13
                                                      and matching shares
                                                      under share incentive
                                                      plan
                                         11/12/02     Award of partnership                    610      (pound)4.91
                                                      and matching shares
                                                      under share incentive
                                                      plan

            Dr Kevin Johnson             22/11/02     Award of partnership                    253      (pound)5.13
                                                      and matching shares
                                                      under share incentive
                                                      plan

            Professor Uwe Bicker         22/11/02     Fees in form of shares                1,023      (pound)5.13

            Dr James Foght               22/11/02     Fees in form of shares                1,023      (pound)5.13

            Sir Aaron Klug               25/03/02     Sale of shares                          600     (pound)15.29
                                         22/11/02     Fees in form of shares                1,023      (pound)5.13

            Dr Paul Nicholson            22/11/02     Fees in form of shares                1,023      (pound)5.13

            Dr John Stocker              22/11/02     Fees in form of shares                1,023      (pound)5.13

      (ii) The following persons, for the purposes of the City Code presumed to be acting in concert with CAT, have dealt for value in Existing CAT Shares during the disclosure period as follows:

                                                                           Nature of            Number of
            Name                                         Date            Transaction        shares in CAT               Price
            Cazenove & Co Limited                        12/02/02               Sale                3,250        (pound)13.85
                                                         12/02/02               Sale                3,250        (pound)13.85
                                                         12/02/02           Purchase                6,500        (pound)13.85
                                                         21/03/02           Purchase                1,000        (pound)15.31
                                                         21/03/02               Sale                1,000        (pound)15.31
                                                         02/04/02           Purchase                  118        (pound)15.07
                                                         02/04/02               Sale                1,716        (pound)14.70
                                                         02/04/02               Sale                  480        (pound)15.50
                                                         02/04/02           Purchase                  174        (pound)15.05
                                                         04/04/02               Sale                    3        (pound)14.71
                                                         04/04/02               Sale                  274        (pound)14.74
                                                         05/04/02           Purchase                  274        (pound)14.74
                                                         10/04/02           Purchase                   94        (pound)14.20
                                                         10/04/02               Sale                  169        (pound)15.00
                                                         10/04/02           Purchase                   75        (pound)14.05
                                                         15/04/02               Sale                   27        (pound)13.25
                                                         15/04/02           Purchase                   27        (pound)13.05
                                                         06/06/02           Purchase                4,791        (pound)11.79
                                                         06/06/02           Purchase                4,791        (pound)11.80
                                                         27/06/02           Purchase               36,545         (pound)9.50
                                                         27/06/02               Sale               36,545         (pound)9.50
                                                         05/07/02           Purchase                   86         (pound)9.05
                                                         08/07/02               Sale                   39         (pound)9.07
                                                         08/07/02               Sale                   47         (pound)9.05

                                                                                                Dealing in
                                                           Nature of             Number of      CAT Shares
            Name                           Date          Transaction         shares in CAT     or CAT ADSs            Price
            Merrill Lynch Pierce           29/01/02         Purchase                  500       CAT Shares     (pound)15.77
            Fenner & Smith                 11/02/02         Purchase                  200       CAT Shares     (pound)14.60
                                           11/02/02             Sale                3,230       CAT Shares     (pound)14.59
                                           27/02/02             Sale                  500       CAT Shares     (pound)14.10
                                           27/02/02         Purchase                  500       CAT Shares     (pound)13.99
                                           22/05/02         Purchase                   50       CAT Shares     (pound)10.63
                                           24/05/02         Purchase                   10       CAT Shares     (pound)10.88
                                           01/07/02         Purchase                  100       CAT Shares      (pound)9.81
                                           02/07/02         Purchase                  150       CAT Shares      (pound)9.50
                                           09/07/02             Sale                  525       CAT Shares      (pound)9.22
                                           16/07/02         Purchase                  775       CAT Shares      (pound)6.52
                                           22/07/02         Purchase                  196       CAT Shares      (pound)6.54
                                           14/08/02             Sale                1,071       CAT Shares      (pound)6.56
                                           15/08/02         Purchase                  100       CAT Shares      (pound)7.14
                                           28/08/02             Sale                  100       CAT Shares      (pound)7.43
                                           26/09/02         Purchase                2,000       CAT Shares      (pound)4.37
                                           26/09/02             Sale                2,000       CAT Shares      (pound)4.43
                                           09/10/02         Purchase                  200       CAT Shares      (pound)5.13
                                           11/10/02             Sale                  200       CAT Shares      (pound)5.13
                                           21/10/02             Sale                2,000       CAT Shares      (pound)5.90
                                           21/10/02         Purchase                2,000       CAT Shares      (pound)5.87
                                           21/10/02         Purchase                2,500       CAT Shares      (pound)5.83
                                           21/10/02             Sale                2,500       CAT Shares      (pound)5.90
                                           23/10/02         Purchase                1,000       CAT Shares      (pound)6.04
                                           25/10/02             Sale                1,000       CAT Shares      (pound)6.10
                                           30/10/02         Purchase                  200       CAT Shares      (pound)5.91
                                           06/11/02             Sale                  200       CAT Shares      (pound)5.54
                                           22/11/02             Sale                1,000       CAT Shares      (pound)5.53
                                           22/11/02             Sale                1,000       CAT Shares      (pound)5.53
                                           22/11/02         Purchase                  100       CAT Shares      (pound)5.34
                                           28/11/02         Purchase                1,900       CAT Shares      (pound)5.31
                                           02/12/02         Purchase                  200       CAT Shares      (pound)5.14
                                           04/12/02             Sale                2,000       CAT Shares      (pound)5.09
                                           09/12/02         Purchase                1,800       CAT Shares      (pound)4.99
                                           09/12/02         Purchase                  200       CAT Shares      (pound)4.92
                                           12/12/02             Sale                2,000       CAT Shares      (pound)5.02
                                           17/12/02         Purchase                1,800       CAT Shares      (pound)4.63
                                           18/12/02         Purchase                3,450       CAT Shares      (pound)4.50
                                           20/12/02             Sale                3,616       CAT Shares      (pound)4.69
                                           23/12/02         Purchase                1,000       CAT Shares      (pound)4.84
                                           14/01/03             Sale                1,500       CAT Shares      (pound)5.73

                                                                                         Dealing in
                                                        Nature of        Number of       CAT Shares
            Name                           Date       Transaction    shares in CAT      or CAT ADSs            Price
            Merrill Lynch                  29/01/02          Sale            1,564          CAT ADS     (pound)15.76
            International                  29/01/02          Sale            1,564          CAT ADS     (pound)15.76
                                           29/01/02          Sale            1,564          CAT ADS     (pound)15.84
                                           22/05/02          Sale              500          CAT ADS     (pound)10.89
                                           10/07/02          Sale              638          CAT ADS      (pound)9.02
                                           14/08/02      Purchase            3,969          CAT ADS      (pound)6.59
                                           29/08/02      Purchase            1,005          CAT ADS      (pound)7.33
                                           04/09/02          Sale           35,000          CAT ADS      (pound)7.44
                                           05/09/02          Sale           15,000          CAT ADS      (pound)7.43
                                           05/09/02          Sale           15,000          CAT ADS      (pound)7.43
                                           05/09/02          Sale           20,000          CAT ADS      (pound)7.43
                                           24/09/02          Sale           55,000          CAT ADS      (pound)5.16
                                           09/10/02          Sale            5,000          CAT ADS      (pound)5.33
                                           15/10/02          Sale            1,202          CAT ADS      (pound)5.71
                                           25/10/02          Sale            2,015          CAT ADS      (pound)6.28

                                                                                         Dealing in
                                                        Nature of        Number of       CAT Shares
            Name                         Date         Transaction    shares in CAT      or CAT ADSs            Price
            Merrill Lynch Pierce           29/01/02      Purchase               15          CAT ADS     (pound)15.95
            Fenner & Smith                 29/01/02          Sale              600          CAT ADS     (pound)15.96
                                           29/01/02          Sale              144          CAT ADS     (pound)15.77
                                           29/01/02      Purchase              200          CAT ADS     (pound)15.95
                                           29/01/02      Purchase            1,564          CAT ADS     (pound)15.84
                                           29/01/02      Purchase              265          CAT ADS     (pound)15.77
                                           29/01/02      Purchase              144          CAT ADS     (pound)15.77
                                           29/01/02      Purchase              100          CAT ADS     (pound)15.77
                                           30/01/02      Purchase               10          CAT ADS     (pound)15.81
                                           30/01/02          Sale                7          CAT ADS     (pound)15.92
                                           30/01/02          Sale               27          CAT ADS     (pound)15.92
                                           30/01/02      Purchase               28          CAT ADS     (pound)15.61
                                           31/01/02      Purchase              300          CAT ADS     (pound)16.20
                                           31/01/02      Purchase               25          CAT ADS     (pound)15.81
                                           31/01/02      Purchase               16          CAT ADS     (pound)15.91
                                           31/01/02      Purchase               15          CAT ADS     (pound)15.64
                                           31/01/02      Purchase               14          CAT ADS     (pound)15.83
                                           31/01/02      Purchase                3          CAT ADS     (pound)15.83
                                           31/01/02          Sale              400          CAT ADS     (pound)16.00
                                           31/01/02      Purchase               19          CAT ADS     (pound)15.92
                                           01/02/02      Purchase               36          CAT ADS     (pound)15.56
                                           01/02/02          Sale               10          CAT ADS     (pound)16.42
                                           01/02/02      Purchase              209          CAT ADS     (pound)15.56
                                           04/02/02      Purchase               12          CAT ADS     (pound)16.27
                                           04/02/02          Sale               15          CAT ADS     (pound)16.49
                                           05/02/02      Purchase              200          CAT ADS     (pound)15.86
                                           05/02/02      Purchase              100          CAT ADS     (pound)15.72
                                           05/02/02      Purchase               30          CAT ADS     (pound)15.60
                                           05/02/02      Purchase               14          CAT ADS     (pound)15.79
                                           05/02/02      Purchase               11          CAT ADS     (pound)15.55
                                           05/02/02          Sale              200          CAT ADS     (pound)15.86
                                           05/02/02          Sale                5          CAT ADS     (pound)16.03
                                           06/02/02      Purchase              300          CAT ADS     (pound)15.63
                                           06/02/02      Purchase               20          CAT ADS     (pound)15.23
                                           06/02/02      Purchase               20          CAT ADS     (pound)15.21
                                           06/02/02          Sale              500          CAT ADS     (pound)15.63
                                           06/02/02      Purchase              298          CAT ADS     (pound)15.21
                                           06/02/02      Purchase                3          CAT ADS     (pound)15.21
                                           07/02/02      Purchase               15          CAT ADS     (pound)15.05
                                           07/02/02      Purchase               10          CAT ADS     (pound)14.87
                                           07/02/02          Sale              100          CAT ADS     (pound)15.32
                                           07/02/02      Purchase              500          CAT ADS     (pound)15.05
                                           07/02/02          Sale               34          CAT ADS     (pound)15.16
                                           07/02/02          Sale               70          CAT ADS     (pound)15.16
                                           08/02/02      Purchase               24          CAT ADS     (pound)14.82
                                           08/02/02      Purchase               20          CAT ADS     (pound)14.82
                                           08/02/02          Sale               81          CAT ADS     (pound)15.10
                                           11/02/02      Purchase            2,500          CAT ADS     (pound)14.97
                                           11/02/02      Purchase            2,500          CAT ADS     (pound)14.97
                                           11/02/02      Purchase            1,000          CAT ADS     (pound)14.91
                                           11/02/02      Purchase            1,000          CAT ADS     (pound)15.05
                                           11/02/02      Purchase            1,000          CAT ADS     (pound)15.08
                                           11/02/02      Purchase              700          CAT ADS     (pound)15.06
                                           11/02/02      Purchase              200          CAT ADS     (pound)14.99
                                           11/02/02      Purchase              142          CAT ADS     (pound)14.90
                                           11/02/02      Purchase               25          CAT ADS     (pound)14.77
                                           11/02/02      Purchase               16          CAT ADS     (pound)14.81
                                           11/02/02      Purchase               12          CAT ADS     (pound)14.77

                                                                                          Dealing in
                                                         Nature of        Number of       CAT Shares
            Name                           Date        Transaction    shares in CAT      or CAT ADSs            Price
            Merrill Lynch Pierce           11/02/02           Sale            1,000          CAT ADS     (pound)14.90
            Fenner & Smith                 11/02/02           Sale            1,000          CAT ADS     (pound)14.90
            (continued)                    11/02/02           Sale            1,000          CAT ADS     (pound)15.05
                                           11/02/02           Sale            1,000          CAT ADS     (pound)15.09
                                           11/02/02           Sale            1,000          CAT ADS     (pound)15.07
                                           11/02/02           Sale            1,000          CAT ADS     (pound)14.98
                                           11/02/02           Sale            1,000          CAT ADS     (pound)14.98
                                           11/02/02           Sale              750          CAT ADS     (pound)14.97
                                           11/02/02           Sale              750          CAT ADS     (pound)14.97
                                           11/02/02           Sale              500          CAT ADS     (pound)14.98
                                           11/02/02           Sale              700          CAT ADS     (pound)15.06
                                           11/02/02           Sale              200          CAT ADS     (pound)15.06
                                           11/02/02           Sale              500          CAT ADS     (pound)14.84
                                           12/02/02       Purchase              200          CAT ADS     (pound)13.98
                                           12/02/02       Purchase            1,900          CAT ADS     (pound)14.33
                                           12/02/02       Purchase              600          CAT ADS     (pound)14.29
                                           12/02/02       Purchase              500          CAT ADS     (pound)14.29
                                           12/02/02       Purchase              400          CAT ADS     (pound)13.99
                                           12/02/02       Purchase              200          CAT ADS     (pound)14.29
                                           12/02/02       Purchase              125          CAT ADS     (pound)14.29
                                           12/02/02       Purchase               47          CAT ADS     (pound)14.33
                                           12/02/02           Sale            1,000          CAT ADS     (pound)14.33
                                           12/02/02           Sale            1,000          CAT ADS     (pound)14.33
                                           12/02/02           Sale              500          CAT ADS     (pound)14.26
                                           12/02/02           Sale              425          CAT ADS     (pound)14.26
                                           12/02/02           Sale              400          CAT ADS     (pound)13.99
                                           12/02/02           Sale              400          CAT ADS     (pound)14.26
                                           12/02/02           Sale              125          CAT ADS     (pound)14.33
                                           12/02/02           Sale               23          CAT ADS     (pound)14.33
                                           13/02/02       Purchase              400          CAT ADS     (pound)14.56
                                           13/02/02       Purchase              200          CAT ADS     (pound)14.63
                                           13/02/02       Purchase              200          CAT ADS     (pound)14.63
                                           13/02/02       Purchase              100          CAT ADS     (pound)14.63
                                           13/02/02       Purchase              100          CAT ADS     (pound)14.36
                                           13/02/02       Purchase                8          CAT ADS     (pound)14.39
                                           13/02/02           Sale              500          CAT ADS     (pound)14.63
                                           13/02/02           Sale              300          CAT ADS     (pound)14.50
                                           13/02/02           Sale               36          CAT ADS     (pound)14.56
                                           14/02/02       Purchase            1,800          CAT ADS     (pound)14.44
                                           14/02/02       Purchase              200          CAT ADS     (pound)14.35
                                           14/02/02       Purchase               10          CAT ADS     (pound)14.35
                                           14/02/02           Sale            1,000          CAT ADS     (pound)14.44
                                           14/02/02           Sale            1,000          CAT ADS     (pound)14.44
                                           14/02/02           Sale              200          CAT ADS     (pound)14.28
                                           15/02/02       Purchase               66          CAT ADS     (pound)14.37
                                           15/02/02       Purchase               25          CAT ADS     (pound)14.21
                                           15/02/02       Purchase               23          CAT ADS     (pound)14.21
                                           15/02/02       Purchase               18          CAT ADS     (pound)14.17
                                           15/02/02       Purchase                3          CAT ADS     (pound)14.21
                                           15/02/02           Sale               26          CAT ADS     (pound)14.31
                                           19/02/02       Purchase              200          CAT ADS     (pound)13.30
                                           19/02/02       Purchase               10          CAT ADS     (pound)13.21
                                           19/02/02           Sale              150          CAT ADS     (pound)13.34
                                           19/02/02           Sale              100          CAT ADS     (pound)13.30
                                           19/02/02       Purchase               22          CAT ADS     (pound)13.21
                                           19/02/02       Purchase                3          CAT ADS     (pound)13.21
                                           20/02/02       Purchase               38          CAT ADS     (pound)13.66
                                           20/02/02       Purchase               15          CAT ADS     (pound)13.66
                                           20/02/02       Purchase               16          CAT ADS     (pound)13.66
                                           20/02/02           Sale              200          CAT ADS     (pound)14.00
                                           21/02/02       Purchase            1,000          CAT ADS     (pound)14.21
                                           21/02/02       Purchase              100          CAT ADS     (pound)14.07
                                           21/02/02       Purchase               28          CAT ADS     (pound)14.08
                                           21/02/02       Purchase               16          CAT ADS     (pound)13.90
                                           21/02/02       Purchase               15          CAT ADS     (pound)14.08
                                           21/02/02       Purchase               15          CAT ADS     (pound)14.07
                                           21/02/02           Sale            1,000          CAT ADS     (pound)14.21
                                           21/02/02           Sale                4          CAT ADS     (pound)14.24
                                           22/02/02       Purchase               28          CAT ADS     (pound)13.99
                                           22/02/02       Purchase               26          CAT ADS     (pound)13.99
                                           22/02/02       Purchase                9          CAT ADS     (pound)14.00
                                           22/02/02           Sale               23          CAT ADS     (pound)14.05
                                           22/02/02           Sale              700          CAT ADS     (pound)13.99
                                           25/02/02       Purchase              100          CAT ADS     (pound)13.94
                                           25/02/02       Purchase               32          CAT ADS     (pound)13.94
                                           25/02/02       Purchase               32          CAT ADS     (pound)13.94

                                                                                          Dealing in
                                                         Nature of        Number of       CAT Shares
            Name                           Date        Transaction    shares in CAT      or CAT ADSs            Price
            Merrill Lynch Pierce           25/02/02       Purchase               32          CAT ADS     (pound)13.99
            Fenner & Smith                 25/02/02       Purchase               29          CAT ADS     (pound)13.94
            (continued)                    26/02/02       Purchase              130          CAT ADS     (pound)14.06
                                           26/02/02           Sale              495          CAT ADS     (pound)14.10
                                           27/02/02       Purchase               38          CAT ADS     (pound)14.12
                                           27/02/02       Purchase               33          CAT ADS     (pound)14.12
                                           27/02/02       Purchase                9          CAT ADS     (pound)14.12
                                           27/02/02       Purchase                7          CAT ADS     (pound)14.15
                                           27/02/02           Sale              100          CAT ADS     (pound)14.47
                                           28/02/02       Purchase              200          CAT ADS     (pound)14.18
                                           28/02/02       Purchase              200          CAT ADS     (pound)14.49
                                           28/02/02       Purchase               46          CAT ADS     (pound)14.14
                                           28/02/02       Purchase               38          CAT ADS     (pound)14.14
                                           28/02/02       Purchase               16          CAT ADS     (pound)14.14
                                           28/02/02           Sale              500          CAT ADS     (pound)14.14
                                           01/03/02       Purchase               17          CAT ADS     (pound)14.11
                                           01/03/02       Purchase               10          CAT ADS     (pound)14.12
                                           01/03/02           Sale                4          CAT ADS     (pound)14.31
                                           04/03/02       Purchase              160          CAT ADS     (pound)14.07
                                           04/03/02       Purchase               11          CAT ADS     (pound)13.59
                                           04/03/02       Purchase                9          CAT ADS     (pound)13.68
                                           04/03/02       Purchase                8          CAT ADS     (pound)13.72
                                           04/03/02       Purchase              128          CAT ADS     (pound)14.07
                                           05/03/02       Purchase                3          CAT ADS     (pound)13.54
                                           05/03/02           Sale              201          CAT ADS     (pound)13.69
                                           06/03/02       Purchase                3          CAT ADS     (pound)14.25
                                           06/03/02           Sale              200          CAT ADS     (pound)13.89
                                           06/03/02           Sale               45          CAT ADS     (pound)14.77
                                           06/03/02       Purchase               27          CAT ADS     (pound)14.27
                                           06/03/02           Sale              100          CAT ADS     (pound)14.76
                                           06/03/02           Sale               18          CAT ADS     (pound)14.77
                                           07/03/02           Sale              200          CAT ADS     (pound)14.81
                                           07/03/02           Sale              500          CAT ADS     (pound)14.98
                                           07/03/02       Purchase               34          CAT ADS     (pound)14.88
                                           07/03/02           Sale                9          CAT ADS     (pound)14.98
                                           08/03/02       Purchase               21          CAT ADS     (pound)14.80
                                           08/03/02       Purchase               19          CAT ADS     (pound)14.80
                                           08/03/02       Purchase               16          CAT ADS     (pound)14.80
                                           13/05/02       Purchase              500          CAT ADS      (pound)9.93
                                           13/05/02       Purchase              500          CAT ADS      (pound)9.76
                                           13/05/02           Sale              400          CAT ADS      (pound)9.87
                                           13/05/02           Sale              700          CAT ADS     (pound)10.10
                                           13/05/02           Sale              400          CAT ADS     (pound)10.10
                                           13/05/02           Sale            1,000          CAT ADS      (pound)9.93
                                           13/05/02           Sale              500          CAT ADS      (pound)9.93
                                           13/05/02       Purchase              400          CAT ADS      (pound)9.59
                                           13/05/02       Purchase              100          CAT ADS      (pound)9.59
                                           13/05/02       Purchase            2,000          CAT ADS      (pound)9.93
                                           14/05/02           Sale              400          CAT ADS     (pound)10.29
                                           15/05/02           Sale              100          CAT ADS     (pound)10.48
                                           15/05/02           Sale              100          CAT ADS     (pound)10.65
                                           20/05/02           Sale              200          CAT ADS     (pound)11.31
                                           20/05/02           Sale              400          CAT ADS     (pound)11.48
                                           21/05/02           Sale              300          CAT ADS     (pound)10.65
                                           22/05/02       Purchase              500          CAT ADS     (pound)10.89
                                           22/05/02           Sale              500          CAT ADS     (pound)11.16
                                           22/05/02           Sale               51          CAT ADS     (pound)11.43
                                           22/05/02       Purchase               51          CAT ADS     (pound)11.43
                                           28/05/02           Sale              200          CAT ADS     (pound)11.80
                                           28/05/02           Sale              500          CAT ADS     (pound)11.97
                                           28/05/02           Sale              200          CAT ADS     (pound)12.14
                                           28/05/02           Sale              300          CAT ADS     (pound)12.14
                                           28/05/02           Sale              100          CAT ADS     (pound)12.29
                                           03/06/02           Sale              200          CAT ADS     (pound)12.14
                                           03/06/02       Purchase              200          CAT ADS     (pound)12.14
                                           03/06/02           Sale              500          CAT ADS     (pound)12.32
                                           04/06/02       Purchase              150          CAT ADS     (pound)12.23
                                           04/06/02           Sale              166          CAT ADS     (pound)12.23
                                           04/06/02           Sale              133          CAT ADS     (pound)12.23
                                           04/06/02           Sale               33          CAT ADS     (pound)12.40
                                           04/06/02           Sale              100          CAT ADS     (pound)12.16
                                           07/06/02       Purchase               33          CAT ADS     (pound)11.33
                                           11/06/02       Purchase            1,000          CAT ADS     (pound)11.02
                                           11/06/02       Purchase              300          CAT ADS     (pound)11.02
                                           26/06/02       Purchase              404          CAT ADS      (pound)9.82
                                           08/07/02       Purchase              100          CAT ADS      (pound)9.09

                                                                                         Dealing in
                                                        Nature of        Number of       CAT Shares
            Name                           Date       Transaction    shares in CAT      or CAT ADSs            Price
            Merrill Lynch Pierce           09/07/02          Sale              400          CAT ADS      (pound)9.29
            Fenner & Smith                 10/07/02      Purchase            1,000          CAT ADS      (pound)8.61
            (continued)                    10/07/02      Purchase              638          CAT ADS      (pound)9.02
                                           11/07/02      Purchase              200          CAT ADS      (pound)6.94
                                           11/07/02      Purchase              100          CAT ADS      (pound)6.78
                                           12/07/02      Purchase              400          CAT ADS      (pound)6.77
                                           15/07/02      Purchase              500          CAT ADS      (pound)6.55
                                           15/07/02          Sale              208          CAT ADS      (pound)6.70
                                           16/07/02      Purchase            1,000          CAT ADS      (pound)6.53
                                           17/07/02      Purchase              500          CAT ADS      (pound)6.38
                                           23/07/02          Sale               35          CAT ADS      (pound)7.00
                                           24/07/02      Purchase              400          CAT ADS      (pound)6.20
                                           30/07/02          Sale              150          CAT ADS      (pound)6.27
                                           30/07/02      Purchase              200          CAT ADS      (pound)6.27
                                           30/07/02          Sale               50          CAT ADS      (pound)6.27
                                           05/08/02      Purchase              170          CAT ADS      (pound)6.32
                                           06/08/02      Purchase              100          CAT ADS      (pound)6.44
                                           06/08/02      Purchase              200          CAT ADS      (pound)6.44
                                           06/08/02          Sale              200          CAT ADS      (pound)6.44
                                           07/08/02      Purchase               80          CAT ADS      (pound)6.26
                                           14/08/02          Sale            3,969          CAT ADS      (pound)6.59
                                           16/08/02          Sale              200          CAT ADS      (pound)7.14
                                           20/08/02      Purchase              500          CAT ADS      (pound)7.87
                                           22/08/02          Sale               10          CAT ADS      (pound)7.87
                                           23/08/02          Sale               30          CAT ADS      (pound)8.48
                                           23/08/02      Purchase              800          CAT ADS      (pound)7.73
                                           23/08/02      Purchase              500          CAT ADS      (pound)7.56
                                           23/08/02      Purchase              495          CAT ADS      (pound)7.40
                                           29/08/02          Sale            1,005          CAT ADS      (pound)7.33
                                           30/08/02          Sale              200          CAT ADS      (pound)8.20
                                           30/08/02      Purchase              150          CAT ADS      (pound)8.20
                                           30/08/02          Sale              200          CAT ADS      (pound)8.37
                                           30/08/02      Purchase              200          CAT ADS      (pound)8.37
                                           03/09/02          Sale              100          CAT ADS      (pound)7.51
                                           03/09/02          Sale              100          CAT ADS      (pound)7.51
                                           04/09/02      Purchase           35,000          CAT ADS      (pound)7.44
                                           04/09/02          Sale              200          CAT ADS      (pound)7.48
                                           04/09/02          Sale              100          CAT ADS      (pound)7.48
                                           05/09/02      Purchase           20,000          CAT ADS      (pound)7.43
                                           05/09/02          Sale           20,000          CAT ADS      (pound)7.43
                                           09/09/02      Purchase              200          CAT ADS      (pound)6.99
                                           09/09/02      Purchase              800          CAT ADS      (pound)7.22
                                           09/09/02          Sale              800          CAT ADS      (pound)7.22
                                           09/09/02      Purchase              400          CAT ADS      (pound)7.15
                                           09/09/02          Sale              400          CAT ADS      (pound)7.15
                                           12/09/02          Sale               50          CAT ADS      (pound)6.75
                                           16/09/02          Sale              400          CAT ADS      (pound)5.85
                                           16/09/02      Purchase              400          CAT ADS      (pound)5.85
                                           17/09/02      Purchase              200          CAT ADS      (pound)5.73
                                           18/09/02          Sale               10          CAT ADS      (pound)6.38
                                           19/09/02      Purchase              300          CAT ADS      (pound)5.24
                                           19/09/02      Purchase              200          CAT ADS      (pound)5.26
                                           19/09/02          Sale              150          CAT ADS      (pound)5.26
                                           20/09/02          Sale              200          CAT ADS      (pound)5.75
                                           20/09/02      Purchase              150          CAT ADS      (pound)5.75
                                           20/09/02          Sale              500          CAT ADS      (pound)5.91
                                           23/09/02          Sale              100          CAT ADS      (pound)6.44
                                           23/09/02      Purchase              100          CAT ADS      (pound)6.44
                                           23/09/02      Purchase            2,500          CAT ADS      (pound)5.83
                                           23/09/02      Purchase              200          CAT ADS      (pound)5.83
                                           23/09/02          Sale              200          CAT ADS      (pound)5.83
                                           23/09/02          Sale            2,500          CAT ADS      (pound)5.85
                                           24/09/02      Purchase            1,000          CAT ADS      (pound)5.23
                                           24/09/02      Purchase              400          CAT ADS      (pound)5.16
                                           24/09/02      Purchase            5,000          CAT ADS      (pound)5.17
                                           24/09/02      Purchase              200          CAT ADS      (pound)5.11
                                           24/09/02          Sale            5,000          CAT ADS      (pound)5.17
                                           24/09/02          Sale              200          CAT ADS      (pound)5.33
                                           24/09/02      Purchase              100          CAT ADS      (pound)5.23
                                           24/09/02      Purchase            1,200          CAT ADS      (pound)5.23
                                           24/09/02      Purchase            1,000          CAT ADS      (pound)5.23
                                           24/09/02      Purchase              100          CAT ADS      (pound)5.23
                                           24/09/02      Purchase              300          CAT ADS      (pound)5.23
                                           24/09/02      Purchase              100          CAT ADS      (pound)5.23
                                           24/09/02      Purchase            2,500          CAT ADS      (pound)5.17
                                           24/09/02      Purchase              200          CAT ADS      (pound)5.23

                                                                                          Dealing in
                                                         Nature of        Number of       CAT Shares
            Name                           Date        Transaction    shares in CAT      or CAT ADSs            Price
            Merrill Lynch Pierce           24/09/02           Sale            3,000          CAT ADS      (pound)5.20
            Fenner & Smith                 24/09/02       Purchase           55,000          CAT ADS      (pound)5.16
            (continued)                    24/09/02       Purchase              200          CAT ADS      (pound)5.16
                                           24/09/02           Sale              150          CAT ADS      (pound)5.16
                                           24/09/02           Sale               50          CAT ADS      (pound)5.20
                                           24/09/02       Purchase              600          CAT ADS      (pound)5.14
                                           24/09/02       Purchase              200          CAT ADS      (pound)5.14
                                           24/09/02       Purchase              200          CAT ADS      (pound)4.98
                                           25/09/02       Purchase              100          CAT ADS      (pound)4.32
                                           25/09/02       Purchase              100          CAT ADS      (pound)4.32
                                           25/09/02       Purchase              500          CAT ADS      (pound)4.48
                                           25/09/02       Purchase              400          CAT ADS      (pound)4.48
                                           25/09/02       Purchase              100          CAT ADS      (pound)4.48
                                           25/09/02       Purchase              500          CAT ADS      (pound)4.48
                                           25/09/02       Purchase              100          CAT ADS      (pound)4.48
                                           25/09/02       Purchase              100          CAT ADS      (pound)4.48
                                           25/09/02       Purchase            1,500          CAT ADS      (pound)4.48
                                           25/09/02       Purchase              800          CAT ADS      (pound)4.61
                                           25/09/02       Purchase              100          CAT ADS      (pound)4.48
                                           25/09/02           Sale              300          CAT ADS      (pound)4.64
                                           25/09/02       Purchase            2,000          CAT ADS      (pound)4.64
                                           25/09/02       Purchase              100          CAT ADS      (pound)4.48
                                           25/09/02       Purchase              200          CAT ADS      (pound)4.76
                                           26/09/02       Purchase              300          CAT ADS      (pound)4.40
                                           03/10/02           Sale              200          CAT ADS      (pound)5.02
                                           03/10/02       Purchase              150          CAT ADS      (pound)5.02
                                           03/10/02           Sale              500          CAT ADS      (pound)5.18
                                           03/10/02           Sale              200          CAT ADS      (pound)5.34
                                           03/10/02           Sale              300          CAT ADS      (pound)5.34
                                           09/10/02       Purchase            5,000          CAT ADS      (pound)5.33
                                           10/10/02           Sale              500          CAT ADS      (pound)5.52
                                           11/10/02           Sale              100          CAT ADS      (pound)5.59
                                           11/10/02       Purchase              100          CAT ADS      (pound)5.59
                                           11/10/02           Sale              500          CAT ADS      (pound)5.75
                                           15/10/02       Purchase            1,202          CAT ADS      (pound)5.66
                                           16/10/02           Sale              100          CAT ADS      (pound)5.94
                                           16/10/02           Sale              100          CAT ADS      (pound)5.94
                                           16/10/02           Sale              100          CAT ADS      (pound)5.94
                                           16/10/02           Sale              100          CAT ADS      (pound)5.94
                                           16/10/02           Sale              100          CAT ADS      (pound)5.94
                                           17/10/02           Sale               15          CAT ADS      (pound)6.11
                                           17/10/02           Sale              200          CAT ADS      (pound)6.11
                                           17/10/02           Sale              100          CAT ADS      (pound)6.11
                                           17/10/02           Sale              200          CAT ADS      (pound)6.11
                                           21/10/02           Sale              500          CAT ADS      (pound)6.30
                                           25/10/02       Purchase            2,015          CAT ADS      (pound)6.28
                                           03/12/02       Purchase              100          CAT ADS      (pound)5.28
                                           31/12/02       Purchase              500          CAT ADS      (pound)5.90
                                           31/12/02       Purchase            1,500          CAT ADS      (pound)5.90
                                           02/01/03       Purchase              500          CAT ADS      (pound)5.95
                                           02/01/03       Purchase              200          CAT ADS      (pound)5.91
                                           02/01/03       Purchase              800          CAT ADS      (pound)5.91
                                           02/01/03       Purchase            1,000          CAT ADS      (pound)5.76
                                           08/01/03       Purchase              400          CAT ADS      (pound)5.78
                                           09/01/03       Purchase              500          CAT ADS      (pound)5.85
                                           10/01/03       Purchase              500          CAT ADS      (pound)5.75
                                           10/01/03       Purchase              400          CAT ADS      (pound)5.69
                                           14/01/03       Purchase            1,000          CAT ADS      (pound)5.78
                                           14/01/03       Purchase              500          CAT ADS      (pound)5.78
                                           16/01/03       Purchase            1,000          CAT ADS      (pound)5.79
                                           16/01/03       Purchase            2,000          CAT ADS      (pound)5.79
                                           23/01/03       Purchase            3,505          CAT ADS      (pound)5.11

(d)   Dealings in OGS Shares

      (i) None of the CAT Directors, their spouses and infant children (within the meaning of section 328 of the Companies Act) have dealt for value in OGS Shares during the disclosure period.

      (ii) The following persons, for the purposes of the City Code presumed to be acting in concert with CAT, have dealt for value in OGS Shares during the disclosure period as follows:

                                                                       Nature of       Number of
            Name                                         Date        Transaction    shares in OGS               Price
            Cazenove & Co Limited                        24/01/02           Sale           20,241         (pound)5.91
                                                         28/01/02       Purchase            2,500         (pound)5.70
                                                         28/01/02       Purchase            1,600         (pound)5.70
                                                         31/01/02       Purchase            2,000         (pound)5.70
                                                         06/02/02       Purchase           50,000         (pound)5.25
                                                         07/02/02           Sale            2,105         (pound)5.10
                                                         14/02/02           Sale            9,945         (pound)4.85
                                                         15/02/02       Purchase              322         (pound)4.70
                                                         19/02/02           Sale              150         (pound)4.65
                                                         19/02/02       Purchase           15,000         (pound)4.50
                                                         19/02/02       Purchase           25,000         (pound)4.25
                                                         20/02/02       Purchase          156,177         (pound)4.45
                                                         20/02/02           Sale          156,177         (pound)4.45
                                                         20/02/02           Sale            9,563         (pound)4.70
                                                         20/02/02           Sale           15,000         (pound)4.25
                                                         20/02/02           Sale              200         (pound)4.70
                                                         06/03/02       Purchase            5,000         (pound)4.10
                                                         07/03/02       Purchase           31,952         (pound)3.90
                                                         07/03/02       Purchase           15,000         (pound)4.00
                                                         12/03/02       Purchase           15,000         (pound)3.75
                                                         12/03/02       Purchase            1,246         (pound)3.75
                                                         12/03/02       Purchase            1,200         (pound)3.80
                                                         12/03/02       Purchase            1,000         (pound)3.80
                                                         13/03/02           Sale            2,500         (pound)3.75
                                                         14/03/02           Sale            3,000         (pound)3.90
                                                         14/03/02           Sale           15,000         (pound)3.75
                                                         14/03/02          Sale           100,000         (pound)4.00
                                                         15/03/02       Purchase           16,500         (pound)4.25
                                                         18/03/02       Purchase           15,000         (pound)4.25
                                                         19/03/02           Sale           15,000         (pound)4.35
                                                         21/03/02          Sale             2,477         (pound)3.75
                                                         11/04/02           Sale           10,000         (pound)3.998
                                                         11/04/02       Purchase            9,600         (pound)3.95
                                                         15/04/02       Purchase            3,300         (pound)3.93
                                                         22/04/02           Sale              463         (pound)4.25
                                                         22/04/02       Purchase           10,000         (pound)2.95
                                                         24/04/02           Sale           10,000         (pound)2.95
                                                         24/04/02           Sale           10,000         (pound)3.3017
                                                         24/04/02       Purchase              150         (pound)3.30
                                                         25/04/02           Sale          500,000         (pound)3.30
                                                         25/04/02       Purchase          500,000         (pound)3.30
                                                         25/04/02           Sale              164         (pound)3.65
                                                         26/04/02       Purchase            3,761         (pound)3.30
                                                         29/04/02           Sale           80,000         (pound)3.25
                                                         29/04/02       Purchase          100,000         (pound)3.25
                                                         29/04/02           Sale           25,000         (pound)3.24675
                                                         29/04/02           Sale          100,000         (pound)3.25
                                                         29/04/02       Purchase          100,000         (pound)3.25
                                                         29/04/02           Sale           10,000         (pound)3.27173
                                                         29/04/02           Sale           50,000         (pound)3.25
                                                         29/04/02           Sale           50,000         (pound)3.25
                                                         29/04/02       Purchase          100,000         (pound)3.25
                                                         02/05/02       Purchase          137,760         (pound)3.30
                                                         02/05/02           Sale          125,000         (pound)3.30
                                                         02/05/02           Sale            3,484         (pound)3.40
                                                         03/05/02           Sale           70,000         (pound)3.65
                                                         03/05/02       Purchase           61,900         (pound)3.65
                                                         07/05/02       Purchase              350         (pound)3.55
                                                         08/05/02       Purchase          100,000         (pound)3.60
                                                         08/05/02       Purchase           50,000         (pound)3.60
                                                         08/05/02           Sale          150,000         (pound)3.60
                                                         08/05/02           Sale            5,000         (pound)3.65
                                                         09/05/02       Purchase           24,783         (pound)3.60
                                                         09/05/02       Purchase           20,000         (pound)3.55
                                                         10/05/02       Purchase           10,000         (pound)3.60
                                                         14/05/02           Sale          200,000         (pound)3.60
                                                         14/05/02       Purchase          150,000         (pound)3.60
                                                         14/05/02       Purchase            2,509         (pound)3.65
                                                         14/05/02       Purchase          150,000         (pound)3.60
                                                         15/05/02           Sale          132,000         (pound)3.60
                                                         15/05/02       Purchase          132,000         (pound)3.60
                                                         15/05/02       Purchase          100,000         (pound)3.60
                                                         20/05/02           Sale           18,390         (pound)3.75
                                                         20/05/02           Sale          225,000.00      (pound)3.75
                                                         20/05/02       Purchase          230,000         (pound)3.75
                                                         20/05/02       Purchase           20,000         (pound)3.75
                                                         22/05/02       Purchase           15,000         (pound)3.60

                                                                       Nature of       Number of
            Name                                         Date        Transaction    shares in OGS            Price
            Cazenove & Co Limited                        24/05/02           Sale           10,000         (pound)3.75
            (continued)                                  24/05/02           Sale          250,000         (pound)3.75
                                                         24/05/02       Purchase          250,000         (pound)3.75
                                                         24/05/02           Sale           50,000         (pound)3.85
                                                         24/05/02           Sale           50,000         (pound)3.85
                                                         24/05/02       Purchase          100,000         (pound)3.85
                                                         28/05/02       Purchase           50,000         (pound)3.95
                                                         28/05/02       Purchase            1,623         (pound)3.85
                                                         28/05/02           Sale           25,000         (pound)3.95
                                                         28/05/02           Sale           25,000         (pound)3.95
                                                         29/05/02       Purchase           37,600         (pound)3.85
                                                         29/05/02           Sale           50,000         (pound)4.00
                                                         29/05/02           Sale           50,000         (pound)4.00
                                                         29/05/02       Purchase           90,831         (pound)4.00
                                                         29/05/02       Purchase              258         (pound)4.00
                                                         29/05/02       Purchase            4,800         (pound)4.00
                                                         30/05/02       Purchase            5,830         (pound)4.00
                                                         31/05/02       Purchase            2,000         (pound)3.95
                                                         31/05/02           Sale           15,000         (pound)4.00
                                                         31/05/02           Sale           15,000         (pound)4.00
                                                         31/05/02       Purchase           20,000         (pound)4.00
                                                         05/06/02       Purchase            2,943         (pound)3.95
                                                         05/06/02       Purchase           15,898         (pound)3.98
                                                         05/06/02           Sale            3,500         (pound)3.95
                                                         05/06/02       Purchase           20,000         (pound)3.95
                                                         07/06/02           Sale           50,000         (pound)4.00
                                                         07/06/02       Purchase           15,000         (pound)3.95
                                                         11/06/02       Purchase              500         (pound)3.98
                                                         12/06/02       Purchase            2,500         (pound)3.90
                                                         12/06/02       Purchase              992         (pound)3.90
                                                         13/06/02           Sale           25,000         (pound)3.90
                                                         13/06/02       Purchase           10,000         (pound)3.90
                                                         14/06/02           Sale           25,000         (pound)3.75
                                                         14/06/02       Purchase           25,000         (pound)3.75
                                                         14/06/02       Purchase           12,000         (pound)3.83
                                                         14/06/02       Purchase            3,000         (pound)3.80
                                                         14/06/02           Sale           25,000         (pound)3.80
                                                         14/06/02       Purchase           25,000         (pound)3.80
                                                         14/06/02       Purchase            5,000         (pound)3.80
                                                         14/06/02       Purchase            3,000         (pound)3.70
                                                         14/06/02           Sale           25,000         (pound)3.75
                                                         14/06/02       Purchase           28,000         (pound)3.75
                                                         17/06/02       Purchase          150,000         (pound)3.75
                                                         17/06/02           Sale          150,000         (pound)3.75
                                                         17/06/02       Purchase            7,900         (pound)3.70
                                                         19/06/02           Sale           25,000         (pound)3.85
                                                         19/06/02       Purchase           25,000         (pound)3.85
                                                         20/06/02           Sale            2,348         (pound)4.05
                                                         20/06/02       Purchase           10,000         (pound)3.85
                                                         24/06/02           Sale            5,000         (pound)3.1289
                                                         24/06/02           Sale          108,680         (pound)3.10
                                                         24/06/02       Purchase          100,000         (pound)3.10
                                                         24/06/02       Purchase            2,000         (pound)3.00
                                                         25/06/02           Sale          250,000         (pound)2.75
                                                         25/06/02       Purchase          250,000         (pound)2.75
                                                         25/06/02       Purchase            1,000         (pound)2.80
                                                         27/06/02       Purchase           15,000         (pound)2.70
                                                         27/06/02           Sale          203,500         (pound)2.60
                                                         27/06/02       Purchase          189,000         (pound)2.60
                                                         27/06/02           Sale          250,000         (pound)2.60
                                                         27/06/02       Purchase          250,000         (pound)2.60
                                                         05/07/02       Purchase           20,000         (pound)2.7504
                                                         05/07/02           Sale          822,628         (pound)2.85
                                                         05/07/02       Purchase          822,628         (pound)2.85
                                                         09/07/02       Purchase            1,260         (pound)2.70
                                                         10/07/02       Purchase           15,764         (pound)2.75
                                                         10/07/02           Sale           50,000         (pound)2.90
                                                         10/07/02       Purchase            4,772         (pound)2.70
                                                         11/07/02       Purchase            3,000         (pound)2.65
                                                         12/07/02       Purchase           75,000         (pound)2.80
                                                         12/07/02           Sale           80,455         (pound)2.80
                                                         17/07/02       Purchase            5,796         (pound)2.65
                                                         24/07/02       Purchase              250         (pound)2.45
                                                         26/07/02       Purchase           25,000         (pound)2.75
                                                         26/07/02       Purchase           44,556         (pound)2.90
                                                         26/07/02           Sale           16,000         (pound)3.05
                                                         26/07/02           Sale           15,000         (pound)2.90

                                                                       Nature of       Number of
            Name                                       Date          Transaction    shares in OGS                          Price
            Cazenove & Co Limited                        26/07/02           Sale           15,000                    (pound)2.90
            (continued)                                  26/07/02       Purchase           44,567                    (pound)2.90
                                                         01/08/02           Sale            3,392                    (pound)2.75
                                                         09/08/02       Purchase            3,000                    (pound)2.43
                                                         12/08/02       Purchase            2,000                    (pound)2.35
                                                         12/08/02       Purchase            1,000                    (pound)2.25
                                                         12/08/02       Purchase              680                    (pound)2.25
                                                         20/08/02       Purchase           15,000                    (pound)2.00
                                                         03/09/02           Sale           16,228                    (pound)2.05
                                                         11/09/02       Purchase            5,000                    (pound)1.80
                                                         13/09/02       Purchase            5,000                    (pound)1.70
                                                         16/09/02       Purchase              782                    (pound)1.60
                                                         25/09/02       Purchase           21,101                    (pound)1.525
                                                         25/09/02           Sale              296                    (pound)1.65
                                                         26/09/02           Sale            5,000                    (pound)1.55
                                                         27/09/02           Sale            5,000                    (pound)1.50
                                                         03/10/02           Sale           10,000                    (pound)1.47353
                                                         10/10/02       Purchase              782                    (pound)1.45
                                                         16/10/02       Purchase              720                    (pound)1.53
                                                         01/11/02       Purchase            1,160                    (pound)1.50
                                                         06/11/02           Sale            7,000                    (pound)1.55
                                                         14/11/02           Sale            5,186                    (pound)1.40
                                                         21/11/02           Sale           25,000                    (pound)1.5192
                                                         03/12/02       Purchase           25,000                    (pound)1.55
                                                         19/12/02       Purchase            3,500                    (pound)1.40
                                                         23/12/02       Purchase           10,450                    (pound)1.40
                                                         24/12/02           Sale           10,000                    (pound)1.34
                                                         27/12/02           Sale            4,200                    (pound)1.35
                                                         30/12/02       Purchase            6,027                    (pound)1.30
                                                         22/01/03           Sale           11,000                    (pound)1.45
                                                         22/01/03       Purchase              550                    (pound)1.46
                                                         23/01/03           Sale           22,120                    (pound)1.90

                                                                                                        Dealing in
                                                                       Nature of        Number of       OGS Shares
            Name                                         Date        Transaction    shares in OGS      or OGS ADSs         Price
            Merrill Lynch                                20/02/02           Sale           25,500          OGS ADS   (pound)4.53
            International                                20/02/02           Sale           25,500          OGS ADS   (pound)4.54
                                                         20/02/02           Sale           25,500          OGS ADS   (pound)4.53
                                                         09/07/02       Purchase            5,794          OGS ADS   (pound)2.64
                                                         29/08/02       Purchase              500          OGS ADS   (pound)1.96
                                                         08/10/02       Purchase            1,600          OGS ADS   (pound)1.28
                                                         15/10/02       Purchase              250          OGS ADS   (pound)1.48
                                                         29/10/02           Sale                1          OGS ADS   (pound)1.75

                                                                             Number of       Dealing in
                                                            Nature of        shares in       OGS Shares
            Name                                  Date    Transaction              CAT      or OGS ADSs            Price
            Merrill Lynch Pierce              07/02/02           Sale            1,400       OGS Shares      (pound)4.91
            Fenner & Smith                    12/02/02       Purchase              100       OGS Shares      (pound)4.54
                                              13/02/02       Purchase               25       OGS Shares      (pound)4.61
                                              25/02/02       Purchase              100       OGS Shares      (pound)4.94
                                              26/03/02       Purchase              215       OGS Shares      (pound)3.71
                                              26/03/02       Purchase              200       OGS Shares      (pound)3.92
                                              27/03/02       Purchase              100       OGS Shares      (pound)3.73
                                              09/04/02           Sale              800       OGS Shares      (pound)4.43
                                              01/05/02       Purchase              300       OGS Shares      (pound)3.21
                                              05/06/02       Purchase              200       OGS Shares      (pound)3.78
                                              24/06/02       Purchase            1,000       OGS Shares      (pound)2.96
                                              10/07/02           Sale            3,620       OGS Shares      (pound)2.66
                                              20/09/02       Purchase            1,000       OGS Shares      (pound)1.37
                                              08/10/02           Sale            1,050       OGS Shares      (pound)1.35
                                              15/10/02       Purchase               80       OGS Shares      (pound)1.45
                                              25/10/02           Sale               80       OGS Shares      (pound)1.65
                                              31/10/02       Purchase            1,000       OGS Shares      (pound)1.37
                                              06/11/02           Sale            1,000       OGS Shares      (pound)1.35
                                              15/11/02       Purchase           13,500       OGS Shares      (pound)1.21
                                              15/11/02           Sale           13,500       OGS Shares      (pound)1.25
                                              18/11/02       Purchase              300       OGS Shares      (pound)1.20
                                              21/11/02       Purchase            3,700       OGS Shares      (pound)1.54
                                              21/11/02           Sale            3,700       OGS Shares      (pound)1.56
                                              28/11/02           Sale              300       OGS Shares      (pound)1.56
                                              04/12/02       Purchase              330       OGS Shares      (pound)1.53
                                              09/12/02       Purchase              250       OGS Shares      (pound)1.49
                                              09/12/02           Sale              330       OGS Shares      (pound)1.55
                                              12/12/02       Purchase            1,356       OGS Shares      (pound)1.52

                                                                             Number of       Dealing in
                                                            Nature of        shares in       OGS Shares
            Name                                  Date    Transaction              CAT      or OGS ADSs            Price
            Merrill Lynch Pierce              16/12/02       Purchase              211       OGS Shares      (pound)1.42
            Fenner & Smith                    16/12/02           Sale            1,600       OGS Shares      (pound)1.64
            (continued)                       17/12/02           Sale            2,000       OGS Shares      (pound)1.63
                                              17/12/02           Sale              217       OGS Shares      (pound)1.40
                                              19/12/02       Purchase              150       OGS Shares      (pound)1.31
                                              20/12/02       Purchase            1,850       OGS Shares      (pound)1.56
                                              22/01/03       Purchase           10,000       OGS Shares      (pound)1.59
                                              22/01/03           Sale           10,000       OGS Shares      (pound)1.61
                                              31/01/02           Sale              100          OGS ADS      (pound)6.37
                                              31/01/02           Sale              100          OGS ADS      (pound)6.47
                                              04/02/02       Purchase              200          OGS ADS      (pound)6.35
                                              06/02/02       Purchase            1,000          OGS ADS      (pound)5.66
                                              06/02/02       Purchase              400          OGS ADS      (pound)5.66
                                              08/02/02       Purchase              299          OGS ADS      (pound)5.12
                                              12/02/02       Purchase              500          OGS ADS      (pound)5.17
                                              12/02/02           Sale              500          OGS ADS      (pound)5.17
                                              13/02/02       Purchase              500          OGS ADS      (pound)4.89
                                              13/02/02       Purchase              500          OGS ADS      (pound)4.71
                                              14/02/02           Sale              100          OGS ADS      (pound)4.84
                                              19/02/02       Purchase              500          OGS ADS      (pound)4.55
                                              20/02/02           Sale              100          OGS ADS      (pound)5.25
                                              20/02/02           Sale              100          OGS ADS      (pound)5.36
                                              20/02/02           Sale              100          OGS ADS      (pound)5.46
                                              21/02/02       Purchase              200          OGS ADS      (pound)5.23
                                              21/02/02       Purchase              200          OGS ADS      (pound)5.24
                                              21/02/02       Purchase              100          OGS ADS      (pound)5.24
                                           21/02/02              Sale              200          OGS ADS      (pound)5.23
                                              22/02/02       Purchase              100          OGS ADS      (pound)4.94
                                              22/02/02           Sale              600          OGS ADS      (pound)5.03
                                              25/02/02       Purchase              500          OGS ADS      (pound)5.18
                                              25/02/02       Purchase              200          OGS ADS      (pound)5.25
                                              25/02/02           Sale              200          OGS ADS      (pound)5.08
                                              27/02/02       Purchase              100          OGS ADS      (pound)4.91
                                              27/02/02           Sale              185          OGS ADS      (pound)4.94
                                              04/03/02           Sale            1,000          OGS ADS      (pound)5.03
                                              06/03/02       Purchase              500          OGS ADS      (pound)4.39
                                              06/03/02       Purchase              300          OGS ADS      (pound)4.64
                                              06/03/02           Sale              200          OGS ADS      (pound)4.64
                                              06/03/02           Sale               15          OGS ADS      (pound)4.39
                                              07/03/02       Purchase              500          OGS ADS      (pound)4.21
                                              07/03/02       Purchase            1,000          OGS ADS      (pound)4.18
                                              07/03/02       Purchase              200          OGS ADS      (pound)4.18
                                              07/03/02       Purchase            5,000          OGS ADS      (pound)4.18
                                              07/03/02       Purchase           10,000          OGS ADS      (pound)4.21
                                              07/03/02       Purchase            1,500          OGS ADS      (pound)4.25
                                              07/03/02       Purchase            8,500          OGS ADS      (pound)4.28
                                              07/03/02       Purchase              400          OGS ADS      (pound)4.32
                                              07/03/02       Purchase              100          OGS ADS      (pound)4.31
                                              07/03/02           Sale              500          OGS ADS      (pound)4.27
                                              08/03/02       Purchase            3,000          OGS ADS      (pound)4.36
                                              08/03/02       Purchase              100          OGS ADS      (pound)4.25
                                              08/03/02       Purchase              100          OGS ADS      (pound)4.15
                                              08/03/02           Sale            2,000          OGS ADS      (pound)4.36
                                              08/03/02           Sale            1,000          OGS ADS      (pound)4.36
                                              08/03/02           Sale              250          OGS ADS      (pound)4.29
                                              12/03/02       Purchase            1,900          OGS ADS      (pound)4.08
                                              12/03/02       Purchase            1,000          OGS ADS      (pound)4.08
                                              12/03/02       Purchase            2,000          OGS ADS      (pound)4.15
                                              12/03/02       Purchase            5,000          OGS ADS      (pound)4.15
                                              12/03/02       Purchase              200          OGS ADS      (pound)4.25
                                              12/03/02       Purchase              200          OGS ADS      (pound)4.25
                                              12/03/02       Purchase            2,500          OGS ADS      (pound)4.25
                                              12/03/02       Purchase              500          OGS ADS      (pound)4.25
                                              13/03/02       Purchase              400          OGS ADS      (pound)3.89
                                              13/03/02       Purchase              400          OGS ADS      (pound)3.89
                                              13/03/02       Purchase              400          OGS ADS      (pound)3.89
                                              13/03/02       Purchase              400          OGS ADS      (pound)3.89
                                              13/03/02       Purchase              150          OGS ADS      (pound)3.89
                                              13/03/02       Purchase              200          OGS ADS      (pound)3.96
                                              13/03/02           Sale              300          OGS ADS      (pound)3.89
                                              13/03/02           Sale              200          OGS ADS      (pound)3.86
                                              13/03/02           Sale              200          OGS ADS      (pound)3.85
                                              13/03/02           Sale              200          OGS ADS      (pound)3.84
                                              13/03/02           Sale              200          OGS ADS      (pound)3.84
                                              13/03/02           Sale              200          OGS ADS      (pound)3.83
                                              13/03/02           Sale              200          OGS ADS      (pound)3.82

                                                                             Number of       Dealing in
                                                            Nature of        shares in       OGS Shares
            Name                              Date        Transaction              CAT      or OGS ADSs            Price
            Merrill Lynch Pierce              13/03/02           Sale              200          OGS ADS      (pound)3.82
            Fenner & Smith                    15/03/02       Purchase              300          OGS ADS      (pound)4.07
            (continued)                       15/03/02       Purchase              200          OGS ADS      (pound)4.07
                                              15/03/02           Sale              300          OGS ADS      (pound)4.07
                                              15/03/02           Sale              200          OGS ADS      (pound)4.07
                                              21/03/02       Purchase            1,000          OGS ADS      (pound)3.89
                                              27/03/02       Purchase              100          OGS ADS      (pound)4.11
                                              27/03/02           Sale              100          OGS ADS      (pound)4.11
                                              02/04/02           Sale               45          OGS ADS      (pound)4.09
                                              04/04/02       Purchase              500          OGS ADS      (pound)3.72
                                              15/04/02       Purchase            1,900          OGS ADS      (pound)4.10
                                              15/04/02       Purchase            1,000          OGS ADS      (pound)4.10
                                              24/04/02       Purchase              200          OGS ADS      (pound)3.52
                                              24/04/02           Sale              200          OGS ADS      (pound)3.38
                                              24/04/02       Purchase              500          OGS ADS      (pound)3.69
                                              24/04/02           Sale              800          OGS ADS      (pound)3.38
                                              24/04/02       Purchase              200          OGS ADS      (pound)3.38
                                              24/04/02       Purchase              800          OGS ADS      (pound)3.38
                                              24/04/02       Purchase              200          OGS ADS      (pound)3.09
                                              24/04/02       Purchase            1,300          OGS ADS      (pound)3.28
                                              24/04/02           Sale              300          OGS ADS      (pound)3.28
                                              26/04/02           Sale              500          OGS ADS      (pound)3.51
                                              02/05/02           Sale              100          OGS ADS      (pound)3.76
                                              16/05/02       Purchase              300          OGS ADS      (pound)3.58
                                              22/05/02       Purchase              800          OGS ADS      (pound)3.51
                                              05/06/02           Sale               50          OGS ADS      (pound)4.05
                                              11/06/02           Sale              500          OGS ADS      (pound)4.02
                                              11/06/02       Purchase              500          OGS ADS      (pound)4.02
                                              12/06/02           Sale              100          OGS ADS      (pound)4.17
                                              12/06/02           Sale              400          OGS ADS      (pound)4.17
                                              24/06/02           Sale              100          OGS ADS      (pound)3.26
                                              24/06/02       Purchase              200          OGS ADS      (pound)3.06
                                              24/06/02       Purchase              500          OGS ADS      (pound)2.90
                                              24/06/02       Purchase              300          OGS ADS      (pound)2.73
                                              24/06/02       Purchase              200          OGS ADS      (pound)2.73
                                              26/06/02       Purchase            3,050          OGS ADS      (pound)2.53
                                              26/06/02       Purchase              200          OGS ADS      (pound)2.53
                                              27/06/02       Purchase              200          OGS ADS      (pound)2.54
                                              28/06/02       Purchase              100          OGS ADS      (pound)2.53
                                              01/07/02           Sale              100          OGS ADS      (pound)2.60
                                              09/07/02           Sale              900          OGS ADS      (pound)2.71
                                              09/07/02           Sale              200          OGS ADS      (pound)2.71
                                              09/07/02           Sale              200          OGS ADS      (pound)2.71
                                              09/07/02           Sale            5,794          OGS ADS      (pound)2.64
                                              11/07/02       Purchase              250          OGS ADS      (pound)2.52
                                              09/08/02       Purchase              400          OGS ADS      (pound)2.49
                                              12/08/02       Purchase            3,400          OGS ADS      (pound)2.48
                                              12/08/02       Purchase            3,700          OGS ADS      (pound)2.42
                                              12/08/02           Sale            3,650          OGS ADS      (pound)2.42
                                              13/08/02       Purchase              100          OGS ADS      (pound)2.40
                                              13/08/02           Sale              100          OGS ADS      (pound)2.40
                                              13/08/02           Sale              100          OGS ADS      (pound)2.41
                                              13/08/02       Purchase              100          OGS ADS      (pound)2.41
                                              13/08/02           Sale              100          OGS ADS      (pound)2.42
                                              13/08/02           Sale            2,800          OGS ADS      (pound)2.41
                                              21/08/02       Purchase              200          OGS ADS      (pound)2.16
                                              21/08/02       Purchase              400          OGS ADS      (pound)1.99
                                              29/08/02           Sale              500          OGS ADS      (pound)1.96
                                              10/09/02       Purchase              500          OGS ADS      (pound)1.80
                                              10/09/02       Purchase              100          OGS ADS      (pound)1.96
                                              16/09/02       Purchase              500          OGS ADS      (pound)1.65
                                              27/09/02       Purchase              500          OGS ADS      (pound)1.48
                                              08/10/02       Purchase              150          OGS ADS      (pound)1.34
                                              08/10/02           Sale            1,600          OGS ADS      (pound)1.28
                                              09/10/02       Purchase              200          OGS ADS      (pound)1.32
                                              15/10/02           Sale              250          OGS ADS      (pound)1.48
                                              29/10/02       Purchase                1          OGS ADS      (pound)1.75
                                              22/11/02       Purchase            2,000          OGS ADS      (pound)1.58
                                              26/11/02           Sale            1,000          OGS ADS      (pound)1.97
                                              26/11/02       Purchase            1,000          OGS ADS      (pound)1.97
                                              26/11/02       Purchase            1,000          OGS ADS      (pound)1.96
                                              26/11/02           Sale            1,000          OGS ADS      (pound)1.96
                                              26/11/02       Purchase            1,800          OGS ADS      (pound)1.92
                                              26/11/02           Sale            1,800          OGS ADS      (pound)1.92
                                              26/11/02           Sale               80          OGS ADS      (pound)1.92
                                              26/11/02       Purchase               80          OGS ADS      (pound)1.92

                                                                             Number of       Dealing in
                                                            Nature of        shares in       OGS Shares
            Name                              Date        Transaction              CAT      or OGS ADSs            Price
            Merrill Lynch Pierce              26/11/02           Sale              920          OGS ADS      (pound)2.05
            Fenner & Smith                    27/11/02           Sale              200          OGS ADS      (pound)1.94
            (continued)                       29/11/02           Sale              500          OGS ADS      (pound)1.93
                                              29/11/02       Purchase              500          OGS ADS      (pound)1.93
                                              09/12/02       Purchase              100          OGS ADS      (pound)1.90
                                              16/12/02       Purchase              100          OGS ADS      (pound)1.64
                                              19/12/02           Sale              600          OGS ADS      (pound)1.54
                                              19/12/02           Sale              600          OGS ADS      (pound)1.54
                                              19/12/02           Sale              400          OGS ADS      (pound)1.54
                                              19/12/02           Sale              400          OGS ADS      (pound)1.54
                                              19/12/02           Sale            2,000          OGS ADS      (pound)1.54
                                              27/12/02       Purchase              100          OGS ADS      (pound)1.53
                                              27/12/02       Purchase            4,000          OGS ADS      (pound)1.47
                                              31/12/02           Sale              500          OGS ADS      (pound)1.58
                                              03/01/03           Sale              100          OGS ADS      (pound)1.55
                                              03/01/03           Sale              300          OGS ADS      (pound)1.55
                                              21/01/03       Purchase            1,000          OGS ADS      (pound)1.65
                                              23/01/03       Purchase              570          OGS ADS      (pound)1.81

(e)   General

      (i) For the purposes of this paragraph 5, "disclosure period" means the period commencing on 23 January 2002 and ending on 3 February 2003 (being the last practicable date prior to the publication of this document),

      (ii) References in this paragraph 5 to persons "acting in concert'' with CAT are to persons who, pursuant to an agreement or understanding (whether formal or informal) actively co-operate, through the acquisition by any of them of OGS Shares, to obtain or consolidate control of OGS and shall be presumed to include (although not be limited to):

            (a) subsidiaries and associated companies of CAT and companies of which any subsidiaries or associated companies are associated companies. For this purpose ownership of interests of 20 per cent. or more of the equity share capital of a company will make it an associated company;

            (b) the CAT Directors;

            (c) the pension funds of CAT or a company covered in (a) above;

            (d) in respect of a person which is a fund manager (including an exempt fund manager), any investment company, unit trust or other person whose investments that fund manager manages on a discretionary basis, in respect of the relevant investment accounts; or

            (e) financial and other professional advisers (including stockbrokers) to CAT, including persons controlling, controlled by or under the same control as such financial and other professional advisers (except in the capacity of an exempt market maker or exempt fund manager).

      (iii) Save as set out above, neither CAT nor any:

            (a) CAT Director, their spouse and infant children (within the meaning of section 328 of the Companies Act);

            (b) subsidiary of CAT; or

            (c) person acting in concert with CAT (other than exempt market makers and exempt fund managers),

            owns, controls or is interested in any OGS Shares or Existing CAT Shares nor any securities convertible into, rights to subscribe for or options (including traded options) in respect of, nor any derivatives referenced to, shares in OGS or shares in CAT, nor has any such person dealt for value therein in the disclosure period.

      (iv) Neither CAT nor any person acting in concert (as defined above) with CAT has any arrangement of the kind referred to in Note 6(b) on Rule 8 of the City Code with any person.

      (v) There is no agreement, arrangement or understanding whereby the beneficial ownership of any OGS Shares to be acquired by CAT pursuant to the Scheme will be transferred to any other person save for wholly-owned subsidiaries of CAT,

      (vi) Save as disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between CAT or any person acting in concert with it and any of the OGS Directors, recent directors, shareholders or recent shareholders of OGS having any connection with or dependence upon or which is conditional upon the Merger.

      (vii) No relevant securities of CAT have been redeemed or purchased by CAT during the disclosure period.

6.    OGS Directors' service contracts and emoluments

Set out below are details of the service contracts for the OGS Directors and those OGS Directors who are also Proposed Directors. Certain OGS Directors have agreed variations to their service contracts or letters of appointment (as described below) which will become effective upon completion of the Merger.

(a)   OGS Directors

      Executive Directors' service contracts

      As at 4 February 2003 (being the last practicable date prior to publication of this document), no new directors' service contracts had been entered into and, save as described in paragraphs 6(a)(v) and 6(b) below, there have been no amendments to the terms of existing service contracts within the preceding six months.

      OGS has service contracts with the Chairman and the executive directors. With respect to the executive directors of OGS, their employment contracts generally provide that:

      (i) upon termination, they shall not disclose any confidential information relating to OGS or OGS' partners;

      (ii) upon termination, they may not compete with OGS for a period of at least six months in the product and service areas with respect to which OGS operates;

      (iii) upon termination, they may not solicit OGS' customers, including prospective customers and employees;

      (iv) in the event that there is a change of control after which there is a material or detrimental change in the terms and conditions of employment, each executive director is entitled to terminate his employment and receive a payment equal to one-year's salary plus benefits, a pro rata share of his bonus up to the date of termination (plus, in the case of Dr David Ebsworth and Denis Mulhall, an additional bonus payment) and certain pension benefits; and

      (v) with effect from 1 October 2002, Dr Christopher Moyses' notice period was increased from six months to one year.

      Non-executive directors' letters of appointment

      With the exception of G. Kirk Raab, all non-executive directors are appointed for fixed three year periods under letters of appointment, which periods expire on the following dates:

      Name                                                 Expiry of appointment

      Dr Donald Drakeman                                                12/07/03
      Dr James Hill                                                     12/07/03
      Professor Max Burger                                              09/05/04
      Professor Raymond Dwek                                            09/05/04
      John Rennocks                                                     14/08/04

Directors' Compensation

The following table provides summary information regarding the compensation paid to OGS directors as at 1 January 2003:

                                                            Salary and            Pension
Name                                            Fees      Target Bonus      Contributions
Executive Directors

Dr David Ebsworth                     (pound)386,250               50%                12%
Professor Rajesh Parekh               (pound)188,500               25%                12%
Dr Christopher Moyses                 (pound)168,000               20%                12%
Denis Mulhall                         (pound)220,000               35%                12%

Non-executive Directors(1)

G. Kirk Raab                              US$185,000             None               None
Professor Max Burger(2)                (pound)40,000             None               None
Dr Donald Drakeman                     (pound)30,000             None               None
Professor Raymond Dwek(3)              (pound)80,000             None               None
Dr James Hill(4)                       (pound)30,000             None               None
John Rennocks                          (pound)30,000             None               None

(1) With the exception of G. Kirk Raab, all non-executive directors are paid a fee of (pound)30,000 per annum plus (pound)500 for each committee meeting attended.

(2) Professor Max Burger receives (pound)10,000 per annum for serving as the Chairman of OGS' Scientific Advisory Board ("SAB"). In addition, in 2002 Professor Burger received (pound)15,000 in recognition for providing services to the SABin respect of previous years.

(3) Professor Raymond Dwek receives (pound)50,000 per annum in his capacity as a consultant to OGS.

(4) For the year ended 31 December 2002, Dr James Hill received an additional fee of (pound)12,500 for serving as the Chairman of OGS' Development Committee.

Compensation of Executive Directors

The main components of compensation for the executive officers are annual salary, performance related bonuses and pension and other benefits.

Executive directors receive annual salaries, which are set by the Compensation Committee and are generally effective as of 1 January each year. In determining the appropriate level for each executive director, the Compensation Committee considers both the nature and status of our operations and the responsibilities and performance of each executive director. Executive directors also qualify for a bonus, which is calculated as a percentage of annual salary and is dependent upon individual performance and achievement of individual and corporate goals. Finally, OGS currently operates an Executive Plan and a Sharesave Scheme in which executive directors may participate.

Executive directors participate in a non-contributory defined contribution pension plan. All executive directors receive private health insurance for themselves and their immediate families and receive monthly allowances in lieu of company cars.

Compensation of Non-executive Directors

Apart from the fees payable to Professor Max Burger, Professor Raymond Dwek and Dr James Hill described above, the non-executive directors do not receive any remuneration from OGS other than their fees for services as members of the OGS Board. The level of fees is determined by the Chairman in consultation with the Chief Executive Officer.

(b) New CAT Directors and Current OGS Directors who will not be appointed to the CAT Board

      Subject to the Merger becoming effective, Professor Rajesh Parekh and Dr David Ebsworth have agreed to serve as executive directors of CAT. Dr James Hill has agreed to serve as a non-executive director and Dr Christopher Moyses and Denis Mulhall will become members of the executive committee of CAT with effect from the same date. Dr James Hill's terms of appointment will remain unchanged. The service contracts of Dr David Ebsworth, Dr Christopher Moyses, Denis Mulhall and Professor Rajesh Parekh will remain unchanged, save as follows:

      (i) In relation to Dr Christopher Moyses, Denis Mulhall and Professor Rajesh Parekh, their existing service contracts provide that if there is a change of control of OGS and one of the events (the "Trigger Events") set out below occurs as a result of and within six months of such change of control, they are entitled to give three months' notice to terminate within 30 days of the Trigger Event occurring. Where such notice is given the directors are each entitled to a termination payment (the details of which are outlined in paragraph 6(a)(iv) above).

      (ii) The Trigger Events are where there has been a "material and detrimental change" to (i) the director's remuneration and terms and conditions without his agreement; (ii) the director's status without his agreement; or
(iii) the director's benefits without compensation/agreement.

      (iii) In the case of Dr David Ebsworth, the change of control provision in his service contract provides that he may give three months' notice to terminate within 30 days of a change of control (without the need for any material or detrimental change to his status). He too is then entitled to a termination payment (the details of which are outlined in paragraph 6(a)(iv) above).

      (iv) CAT has agreed that, subject to the Merger becoming effective, the Trigger Events will cease to be a condition to the exercise of the change of control provisions for Dr Christopher Moyses, Denis Mulhall and Professor Rajesh Parekh and that the period for exercise of the change of control provisions in the service contracts of Dr David Ebsworth, Dr Christopher Moyses, Denis Mulhall and Professor Rajesh Parekh shall be extended so that the change of control provisions referred to above can be exercised at any point within the period of one year from the Effective Date.

      All of the other non-executive directors of OGS have agreed to resign from the Board of OGS following the Effective Date if requested by CAT. G. Kirk Raab will become a consultant of OGS upon ceasing to be a director. Professor Raymond Dwek is also a consultant to OGS and this arrangement will not be affected by the Merger. In relation to these two individuals, options held by them pursuant to the 1994 Scheme would lapse upon them ceasing to be consultants. CAT has agreed that the discretion available to the Board of OGS pursuant to the 1994 Scheme to allow exercise of options after ceasing to be a consultant for a period of one year following such departure should be exercised in full for these two individuals.

7.    CAT Directors' interests and emoluments

The total emoluments receivable by CAT Directors will not be varied automatically as a consequence of the Merger.

8.    Financial information relating to OGS and CAT

(a) Financial information for OGS for the three years ended 31 December 2001 is contained in Part III of the Listing Particulars. Part III also contains the text of OGS' unaudited interim results for the six months ended 30 June 2002.

(b) Financial information for CAT for the three years ended 30 September 2002 is contained in Part II of the Listing Particulars.

9.    Material contracts

(a)   CAT

      The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by a member of the CAT Group within the two years immediately preceding the date of the commencement of the offer period (as defined in paragraph 4(e)(i) above) and are, or may be, material:

      (i) A support agreement dated 16 January 2002 (the "Support Agreement"), under which CAT agreed to make an offer (the "DRC Offer") for DRC through its wholly owned Canadian subsidiary CAT Canada which has since been wound up.

            The DRC Offer was made in accordance with the terms of the Support Agreement on 1 February 2002 with an initial expiry date of 12 March 2002. However, a competing proposal was received by DRC prior to the expiry of the DRC Offer which the board of directors of DRC considered to be superior to the DRC Offer. Accordingly DRC terminated the Support Agreement with CAT in accordance with its terms and entered into a new support agreement with the competing bidder. CAT extended the expiry time of the DRC Offer to 26 April 2002 notwithstanding that it no longer had the support of DRC. The DRC Offer expired on 26 April 2002 with the minimum tender condition not having been met.

      (ii) Concurrent with entering into the Support Agreement, CAT entered into a lock-up agreement (the "Lock-Up Agreement") with MDS Capital Corp., Canadian Medical Discoveries Fund Inc. and The Health Care and Biotechnology Venture Fund (together, the "Locked-Up Shareholders") dated 16 January 2002 pursuant to which the Locked-Up Shareholders agreed to accept CAT's offer for their DRC shares and tender to the DRC Offer.

            Upon the termination of the Support Agreement by DRC, the Locked-Up Shareholders terminated the Lock-Up Agreement in accordance with its terms and entered into a new lock-up agreement with the competing bidder.

      (iii) In connection with entering into the Support Agreement CAT, CAT Limited and DRC entered into an amending deed dated 16 January 2002 pursuant to which the royalty agreement between CAT Limited and DRC dated 31 March 1994 (the "Royalty Agreement") was amended to permit CAT to terminate the Royalty Agreement in certain circumstances in the event of a change of control of DRC upon written notice. As a result of the successful bid for DRC by the competing bidder, a change of control occurred and CAT terminated the Royalty Agreement with DRC on 30 April 2002. In accordance with the terms of the amending deed, CAT made a C$14 million (14 million Canadian dollars) termination payment to DRC through the allotment of 463,818 CAT Shares. Under the terminated Royalty Agreement with DRC, DRC was entitled to a percentage of the cash receivable by CAT in respect of revenues from contracts and products and, in the case of contracts or commercial transactions concerning products where a corporate partner subscribes for share capital or instruments convertible into share capital ("equity"), the value of that equity. DRC's rights, as described above, would have continued until 13 November 2009, with the percentage of cash receivable to which DRC is entitled reducing over time. Until 30 September 2004, DRC would have been entitled to 3.5 per cent., declining to 2.5 per cent. until 13 November 2009.

      (iv) A sponsorship agreement between CAT and Merrill Lynch dated 1 February 2002, under which CAT agreed to appoint Merrill Lynch as sponsor to CAT in connection with the DRC Offer, which provided for the payment by CAT of all expenses incurred by Merrill Lynch in connection with the admission to the Official List of the CAT Shares which would have been issued under the DRC Offer had that offer been successful.

      (v) An agreement dated 1 February 2002, between CAT and Merrill Lynch Canada, Inc. (the "Dealer Manager") under which the Dealer Manager was retained as financial adviser and to act as dealer manager in connection with the DRC Offer. The Dealer Manager undertook to form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the DRC Offer.

      (vi) The Merger Agreement, which sets out provisions relating to the implementation of the Merger and imposes an obligation on both parties to use their reasonable endeavours to achieve the satisfaction of the conditions set out in paragraph 1 of Part IV of this document and to meet the timetable for implementation of the Scheme which has been agreed between the parties. The Merger Agreement provides that CAT shall only be entitled to invoke a condition to the Merger if the Panel has determined that it is entitled to do so. The parties have agreed that OGS shall only be entitled to invoke a condition to the Merger in circumstances where it would be able to invoke the condition in question if it were an offeror for CAT in an offer governed by the City Code.

      (vii) An inducement fee agreement dated 22 January 2003 between CAT and OGS. Pursuant to the agreement each party has agreed to pay the sum of (pound)1,096,292 to the other party in the event that: (a) its shareholders fail to pass any shareholder resolution required to implement the Merger; or (b) its board of directors fails to recommend or withdraws or modifies it recommendation of the Merger or fails to take any steps which are necessary to implement the Merger (including failing to put any shareholders resolutions to the vote or adjourning or permitting the adjournment of any meetings at which such resolutions are to be put). The inducement fee referred to above will not be payable in circumstances where the relevant party is entitled to invoke a condition to the Merger in accordance with the Merger Agreement.

      (viii) A non-solicitation agreement dated 22 January 2003 between CAT and OGS. Pursuant to this agreement OGS has given certain undertakings relating to the non-solicitation of any third party alternative offer, or other merger transaction and restrictions and discussions or negotiation with, and the provision of information to, any third party in connection with any such alternative offer or other merger transaction.

      (ix) A sponsorship agreement between CAT and Merrill Lynch dated 3 February 2003, pursuant to which CAT agreed to appoint Merrill Lynch as sponsor to CAT in connection with the application for listing of the New CAT Shares and the issue of the accompanying Listing Particulars. The sponsorship agreement provides for the payment by CAT of all expenses incurred by Merrill Lynch in connection with the admission to the Official List of the New CAT Shares and contains: (a) certain warranties by CAT as to the accuracy of the information contained in these Listing Particulars; (b) an indemnity from CAT to Merrill Lynch; and (c) certain undertakings from CAT relating, inter alia, to consultation with and the provision of information to, Merrill Lynch in its capacity as sponsor. The sponsorship agreement also sets out certain circumstances in which it will or may be terminated.

(b)   OGS

      The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by a member of the OGS Group within the two years immediately preceding the date of the commencement of the offer period (as defined in paragraph 4(e)(i) above) and are, or may be, material:

      (i) A joint venture agreement dated 15 June 2001 between Marconi (a wholly owned subsidiary of Marconi PLC), OGS (UK) and Confirmant (as supplemented, the "Joint Venture Agreement"). Pursuant to the Joint Venture Agreement, Marconi and OGS (UK) established a 50:50 joint venture (Confirmant) primarily for the marketing of genomics and proteomics databases to companies in the pharmaceutical and biotechnology sectors for use in their research. Confirmant was also intended to provide communication and information technology services to OGS and other companies in the biotechnology sector but this activity has ceased following a restructuring effected by Marconi.

            Marconi and OGS (UK) each subscribed for 15,000,000 shares in Confirmant (at a subscription price of (pound)1 each) on execution of the Joint Venture Agreement.

            The Joint Venture Agreement contains certain representations and warranties given by OGS (UK) to Marconi in respect of the databases licensed by OGS (UK) to Confirmant pursuant to the Database and Software Licence Agreement (see sub-paragraph (ii) below). The claims period for the majority of such warranties will expire on 15 June 2004 and OGS (UK)'s maximum potential liability in respect of all such claims is (as at the date of this document) (pound)15,000,000. OGS (UK) has also indemnified Confirmant in respect of certain categories of possible third party claims.

            The Joint Venture Agreement contains, amongst other things, provisions relating to the management of Confirmant, restrictions on the transfer of shares in Confirmant and restrictions on the business activities of the Marconi and OGS groups which are customary for agreements of its type.

            OGS has guaranteed the obligations of OGS (UK) under the Joint Venture Agreement, the Database and Software Licence Agreement and the Database Services Agreement (see sub-paragraphs (ii) and (iii) below).

      (ii) A database and software licence agreement dated 15 June 2001 between OGS (UK) and Confirmant (the "Database and Software Licence Agreement") pursuant to which OGS (UK) granted licences of its exon map (commonly referred to as the "protein atlas of the human genome"), cerebro-spinal fluid and serum databases (together with any additions or improvements thereto) and the associated software to Confirmant. The database licences are exclusive in the field of Confirmant's business (see sub-paragraph (i) above) while the software licence is non-exclusive. The aggregate consideration paid by Confirmant for the licences was (pound)6,500,000.

      (iii) A database services agreement dated 15 June 2001 between OGS (UK) and Confirmant (the "Database Services Agreement") pursuant to which OGS (UK) undertook to Confirmant to complete the population of the three databases licensed under the Database and Software Licence Agreement (see paragraph (ii) above). OGS (UK) received (pound)3,000,000 from Confirmant on execution of the Database Services Agreement and is otherwise remunerated by reference to costs incurred and progress made in populating the three databases. The maximum aggregate sum which may become payable to OGS (UK) pursuant to the Database Services Agreement (including the initial (pound)3,000,000) is (pound)22,500,000.

      (iv) A subscription agreement dated 15 June 2001 between OGS and Marconi pursuant to which Marconi subscribed for 645,162 ordinary shares in OGS. The subscription price paid by Marconi was (pound)10,000,011.

      (v) The agreements entered into between OGS and CAT with respect to the Merger are summarised above at paragraphs 9(a)(vi) to (viii).

10.   Financial and trading position

(a) Save for the reduction in net cash in the ordinary course of business of the OGS Group from approximately (pound)176.6 million as at 31 December 2001 to approximately (pound)136.4 million as at 31 December 2002 and save as disclosed in this document or the Listing Particulars, there has been no known material change in the financial or trading position of OGS since 31 December 2001, the date to which the last published audited accounts were prepared.

(b) Save as disclosed in this document or the Listing Particulars, there has been no known material change in the financial or trading position of CAT since 30 September 2002, the date to which the last published audited accounts were prepared.

11. General

(a) Goldman Sachs has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

(b) Save as disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between CAT or any person acting in concert with it and any of the directors, recent directors, shareholders or recent shareholders of CAT or OGS having any connection with or dependence on, or which is conditional on, the outcome of the Merger.

(c) Save as disclosed in paragraph 6 of this Part VI, no proposal exists in connection with the Merger that any payment or other benefit shall be made or given by OGS or any person acting in concert with OGS or CAT to any director of OGS or CAT as compensation for loss of office or as consideration for, or in connection with, his retirement from office.

12. Documents available for inspection

Copies of the following documents will be available for inspection at Slaughter and May, One Bunhill Row, London EC1Y 8YY during normal business hours on any weekday (public holidays excepted) up to and including the Effective Date:

(a) the Memorandum and Articles of Association of OGS (marked to show the amendment proposed in the special resolution in the notice of the OGS EGM);

(b) the Memorandum and Articles of Association of CAT:

(c) the audited consolidated accounts of the OGS Group for the financial years ended 31st December 1999, 31 December 2000 and 31 December 2001 and the unaudited interim results of OGS for the six months ended 30 June 2002;

(d) the audited consolidated accounts of the CAT Group for the financial years ended 30 September 2000, 30 September 2001 and 30 September 2002;

(e) the Directors' service contracts referred to in paragraph 6 above (including the agreements varying the service contracts of Dr David Ebsworth, Dr Christopher Moyses, Denis Mulhall and Professor Rajesh Parekh);

(f) the written consent of Goldman Sachs, referred to in paragraph 11 above;

(g) the material contracts referred to in paragraph 9 above;

(h) the irrevocable undertakings given by certain OGS Directors to vote in favour of the Proposals;

(i) this document (being the Scheme Document), the Listing Particulars and the CAT Shareholder Circular; and

(j) the report on the pro-forma financial information relating to the Enlarged Group contained in Part IV of the Listing Particulars.

13. Bases and sources of information

(a)   General

Unless othewise stated, financial information on CAT and OGS and their respective Groups has been extracted without material adjustment from the published audited annual report and accounts and, where appropriate, interim statements of the relevant Group for the relevant period.

(b)   Net cash of CATand OGS

The amount of net cash and liquid resources of CAT and the OGS Group as at 31 December 2002 of (pound)123.7 million and (pound)136.4 million respectively has been taken from internal management information of CAT and OGS respectively.

(c)   Share capital of CAT

References to the issued share capital of CATare to its issued share capital as at 22 January 2003 of 36,352,686 shares.

(d)   Share capital of OGS

References to the issued share capital of OGS are to its issued share capital as at 22 January 2003 of 55,729,534 shares.

References to the issued and to be issued share capital of OGS are to 56,082,073 OGS Shares as at 22 January 2003 at a price of 195.5 pence per OGSShare, and where based on the volume weighted average trading price, to 56,161,126
OGS Shares at a price of 210.6 pence.

(e)   Volume weighted average trading prices

The volume weighted average trading prices of CAT Shares and OGS Shares in the last ten Business Days prior to the date of the announcement of the Merger have been sourced from Bloomberg.

6 February 2003

                                    PART VII

                            THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICENo. 443 of 2003
CHANCERY DIVISION
COMPANIES COURT

                    IN THE MATTER OF OXFORD GLYCOSCIENCES PLC

                                       and

                     IN THE MATTER OF THE COMPANIES ACT 1985

--------------------------------------------------------------------------------

                              SCHEME OF ARRANGEMENT

                  (Under Section 425 Of the Companies Act 1985)

                                     between

                            OXFORD GLYCOSCIENCES PLC

                                       and

                        THE HOLDERS OF THE SCHEME SHARES

                            (AS HEREINAFTER DEFINED)

--------------------------------------------------------------------------------

PRELIMINARY

(A) In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

      "Business Day"                  means any day on which banks are generally
                                      open in England and Wales for the
                                      transaction of business other than a
                                      Saturday or Sunday or public holiday;

      "CAT Shares"                    means ordinary shares of 10 pence each
                                      nominal amount in the capital of CAT;

      "CAT" means Cambridge Antibody Technology Group plc, a public company incorporated in England and Wales with registered number 03234033;

      "certificated" or               means where a share or other security is
      "in certificated form"          not in uncertificated form;

      "Circular"                      means the document dated 6 February 2003
                                      sent by the Company to the holders of OGS
                                      Shares of which this Scheme forms part;

      "Company" or "OGS"              means Oxford GlycoSciences Plc, a public
                                      company incorporated in England and Wales with registered number 2723527;

      "Court" means the High Court of Justice in England and Wales;

      "Court Meeting"                 means the meeting of the holders of OGS
                                      Shares convened by order of the Court
                                      pursuant to section 425 of the Companies
                                      Act 1985 to consider and, if thought fit, approve this Scheme, including any adjournment thereof;

      "CREST" means a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations);

      "CRESTCo"                       means CRESTCo Limited;

      "CREST Regulations"             means the Uncertificated Securities
                                      Regulations 2001 (SI 2001 No. 3755), as
                                      from time to time amended;

      "Hearing Date"                  means the date on which the Order is made;

      "Effective Date"                means the date on which this Scheme
                                      becomes effective in accordance with
                                      Clause 6 of this Scheme;

      "holder"                        includes any person entitled by
                                      transmission;

      "members"                       means members of the Company on the
                                      register of members at any relevant date;

      "Merger Agreement"              the merger agreement dated 22 January 2003
                                      entered into between the Company and CAT;

      "New CAT Shares"                means the ordinary shares of 10 pence each
                                      nominal amount in CAT proposed to be
                                      issued, credited and fully paid pursuant to the Scheme;

      "OGS Shares"                    means ordinary shares of 5 pence each
                                      nominal amount in the capital of the
                                      Company;

      "OGS Shareholders"              means holders of OGS Shares;

      "Order" the order of the Court sanctioning the Scheme under section 425 of the Companies Act and confirming the reduction of share capital of OGS pursuant to the Scheme under section 137 of the Companies Act;

      "Relevant Holder"               means a Scheme Shareholder whose name
                                      appears in the register of members of the Company at the Scheme Record Time;

      "Scheme" means this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;

      "Scheme Record Time"            means 6.00 p.m. on the Business Day before
                                      the Effective Date;

      "Scheme Shares"                 means:

                                      (i)    all the OGS Shares in issue at the
                                             date of this Scheme;

                                      (ii)   all (if any) additional OGS Shares
                                             in issue at the Voting Record Time;

                                      (iii)  all (if any) further OGS Shares
                                             which may be in issue after the
                                             Voting Record Time and before 6.00
                                             p.m. on the Business Day before the
                                             Hearing Date in respect of which
                                             the original or any subsequent
                                             holders shall be bound or shall
                                             have agreed in writing by such time
                                             to be bound by this Scheme;

      "Scheme Shareholder"            means a holder of Scheme Shares;

      "uncertificated" or             means recorded on the relevant register as
      "in uncertificated              in uncertificated form, being held in
      form"                           uncertificated form in CREST and title to
                                      which may be transferred by virtue of the CREST Regulations;

      "Voting Record Time"            means 6.00 p.m. on the day which is two
                                      days before the date of the Court Meeting or, if the Court Meeting is adjourned, 48 hours before the time set for any such adjourned meeting; and references to
                                      Clauses are to Clauses of this Scheme.

(B) The authorised share capital of the Company as at the date of this Scheme is (pound)4,000,000 divided into 80,000,000 ordinary shares of 5 pence each, of which 55,734,054 of the ordinary shares have been issued and are credited as fully paid and the remainder are unissued.

(C) The authorised share capital of CAT as at the date of this Scheme is (pound)5,000,000 divided into 50,000,000 ordinary shares of 10 pence each, of which 36,352,686 have been issued and are credited as fully paid and the remainder are unissued.

(D) CAT has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme, to submit thereto, to undertake to the Court to be bound by and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

The Scheme

1. Cancellation of the Scheme Shares

1.1 The issued share capital of the Company shall be reduced by cancelling and extinguishing the Scheme Shares.

1.2 Forthwith and contingently upon the reduction of capital referred to in Clause 1.1 above taking effect:

      1.2.1 the authorised share capital of the Company shall be increased to its former amount by the creation of such number of OGS Shares as shall be equal to the aggregate of the number of Scheme Shares cancelled pursuant to Clause 1.1 above; and

      1.2.2 the reserve arising in the books of account of the Company as a result of the cancellation of the Scheme Shares shall be applied in paying up in full at par the OGS Shares created pursuant to Clause 1.2.1 which shall be allotted and issued credited as fully paid to CAT and/or its nominee or nominees. These OGS Shares shall be issued free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever.

2. Consideration for the cancellation of the Scheme Shares

2.1 In consideration for the cancellation of the Scheme Shares and the allotment and issue of the OGS Shares to CAT and/or its nominee or nominees as provided in Clause 1.2.2, CAT shall, subject to the remaining provisions of this Clause, allot and issue, credited as fully paid, New CAT Shares to the Scheme Shareholders on the following basis:

                      0.3620 CAT Shares for 1 Scheme Share

      and so in proportion for any other number of Scheme Shares, PROVIDED that no fraction of a New CAT Share shall be allotted to any holder of Scheme Shares but all fractions to which, but for this proviso, holders of Scheme Shares would have been entitled shall be aggregated and sold in the market after the Effective Date and the net proceeds of sale shall be paid in cash to the holders of Scheme Shares entitled thereto in accordance with their fractional entitlements on the terms provided in Clause 3.2.

2.2 The New CAT Shares to be issued pursuant to this Clause shall rank pari passu in all respects with all other fully paid CAT Shares in issue on the Effective Date.

2.3 The provisions of this Clause shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Scheme Shares with a registered address in a jurisdiction outside the United Kingdom, CAT is advised that the allotment and/or issue of New CAT Shares pursuant to this Clause would or may infringe the laws of such jurisdiction or would or may require CAT to comply with any governmental or other consent or any registration, filing or other formality with which CAT is unable to comply or compliance with which CAT regards as unduly onerous, CAT may in its sole discretion, either:

      2.3.1 determine that such New CAT Shares shall not be allotted and/or issued to such holder under this Clause but shall instead be allotted and issued to a nominee for such holder appointed by CAT on terms that the nominee shall, as soon as is practicable following the Effective Date, sell the New CAT Shares so allotted and issued and shall account for the net proceeds of such sale: or

      2.3.2 determine that such New CAT Shares shall be sold, in which event the New CAT Shares shall be issued to such holder and CAT shall appoint a person to act pursuant to this Clause 2.3.2 and such person shall be authorised on behalf of such holder to procure that any shares in respect of which CAT has made such determination shall, as soon as is practicable following the Effective Date, be sold.

      Any sale under Clause 2.3.1 or 2.3.2, or any sale made pursuant to Clause 2.1, shall be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale and including any value added tax payable on the proceeds of sale) shall be paid to the persons entitled thereto in accordance with their fractional entitlements. To give effect to any sale under Clause 2.3.1 or 2.3.2, the nominee referred to in Clause 2.3.1 and/or the person appointed by CAT in accordance with Clause 2.3.2 (as the case may be) shall be authorised as attorney on behalf of the holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, CAT, the nominee or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

3. Settlement of Consideration

3.1 As soon as reasonably practicable after the Effective Date, CAT shall make all such allotments of and shall issue such New CAT Shares as are required to be issued to give effect to the Scheme to the persons respectively entitled thereto, such consideration to be settled as set out in Clause 3.2.

3.2 Settlement of the consideration shall be effected as follows:

      3.2.1 in the case of Scheme Shares which at the Scheme Record Time are in certificated form, the New CAT Shares to which the Relevant Holder is entitled shall be issued in certificated form and a share certificate for those shares shall be issued by the fourteenth day following the Effective Date; or

      3.2.2 in the case of Scheme Shares which at the Scheme Record Time are in uncertificated form, the New CAT Shares to which the Relevant Holder is entitled shall be issued in uncertificated form. CAT shall procure that CRESTCo is instructed to credit the appropriate stock account in CREST of the Relevant Holder with such Relevant Holder's entitlement to such New CAT Shares by the fourteenth day following the Effective Date provided that CAT may (if, for any reason, it wishes to do so) settle all or part of such consideration in the manner referred to in Clause 3.2.1; and

      3.2.3 in the case of Scheme Shares to be sold in accordance with Clause 2.1, 2.3.1 or 2.3.2, where those Scheme Shares at the Scheme Record Time are in certificated form, CAT shall deliver or procure delivery to the Relevant Holder, or as they may direct, in accordance with the provisions of Clause 3.3, cheques and/or warrants for the sums payable to them respectively in accordance with Clause 2 or, where those Scheme Shares at the Scheme Record Time are in uncertificated form, ensure that an assured payment obligation in respect of the sums payable to the Relevant Holder is created in accordance with the CREST assured payment arrangements provided that CAT may (if, for any reason, it wishes to do so) make payment of the said sums by cheque and/or warrant as aforesaid.

3.3 All deliveries of certificates, cheques or warrants required to be made pursuant to this Scheme shall be made by sending the same by first class post in prepaid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the register of members of the Company at the Scheme Record Time (or, in the case of joint holders, at the address of that one of the joint holders whose name stands first in the said register in respect of such joint holding at such time) or in accordance with any special instructions regarding communications, and none of the Company, CAT, the nominee referred to in Clause 2.3.1 or the person appointed by CAT in accordance with Clause 2.3.2 shall be responsible for any loss or delay in the transmission of any certificates, cheques or warrants sent in accordance with this sub-clause which shall be sent at the risk of the persons entitled thereto.

3.4 All cheques and warrants shall be in sterling drawn on a UK clearing bank and shall be made payable to the holder or, in the case of joint holders, to that one of the joint holders whose name stands first in the register of members of the Company in respect of such joint holding at the Scheme Record Time or to such other persons (if any) as such persons may direct in writing and the encashment of any such cheque or warrant or the creation of any such assured payment obligation as is referred to in Clause 3.2.3 shall be a complete discharge for the moneys represented thereby.

3.5 The provisions of this Clause shall be subject to any condition or prohibition imposed by law.

4. Certificates for Scheme Shares

With effect from the Effective Date:

4.1 all certificates representing Scheme Shares shall cease to be valid as documents of title to the shares comprised therein and every holder thereof shall be bound at the request of the Company to deliver up such certificate(s) for cancellation to the Company or as it may direct; and

4.2 CRESTCo shall be instructed to cancel the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form.

5. Mandates

All mandates and other instructions to the Company in force at the Scheme Record Time relating to Scheme Shares shall, unless and until revoked or amended, be deemed as from the Effective Date to be valid and effective mandates and instructions to CAT in relation to the New CAT Shares issued in respect thereof allotted and issued pursuant to this Scheme.

6. Effective Date

6.1 This Scheme shall become effective as soon as an office copy of the Order sanctioning this Scheme under section 425 of the Companies Act 1985 and confirming under section 137 of the said Act the reduction of capital provided for by this Scheme shall have been duly delivered to the Registrar of Companies in England and Wales for registration and registered by him.

6.2 Unless this Scheme shall have become effective on or before 30 April 2003, or such later date, if any, as the Company and CAT may agree and the Court may allow, it shall not become effective.

7. Modification

The Company and CAT may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

Dated: the 6th day of February 2003

                                    PART VIII

                NOTICE OF OXFORD GLYCOSCIENCES PLC COURT MEETING

IN THE HIGH COURT OF JUSTICENo. 443 of 2003
CHANCERY DIVISION
COMPANIES COURT
Mr Registrar Rawson

                    IN THE MATTER OF OXFORD GLYCOSCIENCES PLC

                                     - and -

                     IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an Order dated the 3rd day of February 2003 made in the above matters, the Court has directed a meeting to be convened of the holders of the ordinary shares of 5 pence each in the capital of Oxford GlycoSciences Plc (the "Company") for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the Scheme Shareholders (as defined in the Scheme of Arrangement) and that such meeting will be held at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London, WC2A 1PB on the 11th day of March 2003, at 10.00 a.m. at which place and time all holders of the said shares are invited to attend.

A copy of the said Scheme of Arrangement and the Explanatory Statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this Notice forms part.

Shareholders may vote in person at the said meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A BLUE form of proxy for use at the said meeting is enclosed with this Notice. Completion and return of a Form of Proxy will not preclude a shareholder from attending and voting in person at the said meeting, or any adjournment thereof, if that shareholder wishes to do so.

It is requested that forms appointing proxies be lodged with OGS' Registrars, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex, BN99 6US not less than 48 hours before the time appointed for the said meeting but if forms are not so lodged, they may be handed to the Chairman of the meeting at the meeting and will still be valid.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

Entitlement to attend and vote at the meeting or any adjournment thereof and the number of votes which may be cast thereat, will be determined by reference to the register of members of the Company at 6.00 p.m. on the 9th day of March 2003. In the event that this meeting is adjourned, entitlement to attend and vote will be determined by reference to the register of members 48 hours before the time of any adjourned meeting. In each case, changes to the register of members of the Company after such time shall be disregarded.

By the said order, the Court has appointed G. Kirk Raab or, failing him, David Ebsworth or, failing him, Rajesh Parekh, to act as Chairman of the said meeting and has directed the Chairman to report the result thereof to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

SLAUGHTER AND MAY
One Bunhill Row
London EC1Y 8YY

Solicitors for the Company                                 Dated 6 February 2003

Explanatory Note

The purpose of the Scheme is to establish CAT as the new parent company of the Company.

The Scheme must be sanctioned by the Court, which will not sanction the Scheme unless it has previously been approved by the OGS Shareholders at a separate Court Meeting convened for this purpose.

The resolution will be passed if it is approved by more than 50 per cent. of the OGS Shareholders voting and if the OGS Shares represented by votes cast in favour of the resolution are not less than 75 per cent. of the total shares voted. The resolution will be decided on a poll, which will be conducted at the Court Meeting and will include the votes of all OGS Shareholders present in person or by proxy and who vote.

PART IX
                     NOTICE OF OXFORD GLYCOSCIENCES PLC EGM

                  (Registered in England and Wales No. 2723527)

                     Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Oxford GlycoSciences Plc (the "Company") will be held at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London, WC2A 1PB on 11 March 2003 at 10.15 a.m. (or as soon thereafter as the OGS Court Meeting (as defined in the document of which this Notice forms part) shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a special resolution:

                               SPECIAL RESOLUTION

To approve the implementation of the Scheme and amend OGS' Articles of Association

THAT:

(1) the Scheme of Arrangement dated 6 February 2003, between the Company and the Scheme Shareholders (as defined in the said Scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the Chairman in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme") be approved and the directors of the Company be authorised to take all such action as they consider necessary or appropriate for carrying the Scheme into effect;

(2) for the purpose of giving effect to the Scheme in its original form or with or subject to any modification, addition or condition approved or imposed by the
Court:

      (a) the issued share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares (as defined in the Scheme);

      (b) forthwith and contingently upon the said reduction of capital taking effect:

            (i) the authorised share capital of the Company shall be increased by the creation of such number of new ordinary shares of 5 pence each in the capital of the Company ("new ordinary shares") as shall be equal to the aggregate nominal amount of Scheme Shares cancelled pursuant to sub-paragraph
(2)(a) of this resolution; and

            (ii) the Company shall apply the credit arising in its books of account as a result of such reduction of capital in paying up, in full at par, the new ordinary shares created pursuant to sub-paragraph (2)(b)(i) of this resolution and shall allot and issue the same, credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption or any other third party rights of any nature whatsoever, to Cambridge Antibody Technology Group plc ("CAT") and/or its nominee(s); and

            (iii) the directors of the Company be and they are hereby generally and unconditionally authorised, for the purposes of section 80 of the Companies Act 1985, to allot the new ordinary shares referred to in sub-paragraph
(2)(b)(i) of this resolution provided that (a) the maximum number of shares which may be allotted hereunder is the number of shares created pursuant to sub-paragraph 2(b)(i) above; (b) this authority shall expire on 31 December 2003; and (c) this authority shall be in addition to any subsisting authority conferred on the directors of the Company pursuant to the said section 80;

(3) with effect from the passing of this resolution, the Articles of Association of the Company be hereby amended by the renumbering of Article 3 as Article 3(A) and by the adoption and inclusion of the following new Article as Article 3(B):

                             "Scheme of Arrangement

      3(B) (a) In this Article, the "Scheme" means the scheme of arrangement of the Company dated 6 February 2003 under section 425 of the Companies Act 1985, between the Company and the holders of the Scheme Shares, in its original form or with or subject to any modification, addition or condition approved or imposed by the Court. Expressions defined in the Scheme shall have the same meaning in this Article.

            (b) Notwithstanding any other provision of these Articles, if the Company issues any ordinary share on or after the Voting Record Time and prior to the confirmation by the Court of the reduction of capital provided for under the Scheme, such shares shall be allotted and issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

            (c) No OGS Shares shall be issued at or after 6.00 p.m. on the day before the Hearing Date and prior to the time at which the Scheme becomes effective. Subject to paragraph (e) of this Article, if any ordinary shares are issued to any person other than Cambridge Antibody Technology Group plc ("CAT") and/or its nominee(s) (a "New Member") after the Scheme has become effective they will, provided that one of CAT and/or its nominees is a member of the Company, be immediately transferred to CAT and/or its nominee(s) in consideration of and conditional on the issue to the New Member of an equal number of CAT Shares as those transferred.

            (d) The CAT Shares issued pursuant to paragraph (c) of this Article shall be credited as fully paid and shall rank equally in all respects with all other CAT Shares in issue at the time and be subject to the Memorandum and Articles of Association of CAT.

            (e) The number of CAT Shares to be allotted and issued under paragraph (c) of this Article may be adjusted by the directors following any variation in the share capital of either the Company or CAT or such other event as the directors consider fair and reasonable on such adjusted terms as the board of CAT may determine provided that no such adjustment may be made unless the auditors have confirmed in writing to the directors that, in their opinion, such adjustment is fair and reasonable.

            (f) No fraction of a CAT Share shall be allotted pursuant to this Article, but the entitlement of each member who would but for this proviso have been entitled to a fraction of a CAT Share shall be rounded down to the nearest aggregated and sold in the market on the behalf of the relevant New Member.

            (g) To give effect to any transfer required by this Article, the Company may appoint any person to execute and deliver as transferor a form or instructions of transfer on behalf of the New Member in favour of CAT and/or its nominee(s) and to agree for and on behalf of the New Member to become a member of CAT. Pending the registration of CAT as the holder of any shares in the Company, CAT shall be empowered to appoint a person to act as attorney on behalf of the New Member in accordance with such directions as CAT may give in relation to any dealings with or disposal of such shares (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and, if a person is so appointed to act as attorney, the New Member shall not be entitled to exercise any rights attaching thereto except:

                  (i) to the extent that the person appointed to act as attorney fails to act in accordance with the directions of CAT; and

                  (ii) in accordance with the directions of CAT."

By order of the Board                                          Registered office
John Ilett                                                             The Forum
Company Secretary                                                 86 Milton Park
                                                                        Abingdon
Dated: 6 February 2003                                               Oxfordshire
                                                                        OX14 4RY

Notes:

(1) A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him or her. A proxy need not be a member of the Company.

(2) A GREEN Form of Proxy is enclosed with this document. Instructions for use are shown on the form. Lodging a Form of Proxy will not prevent the shareholder from attending and voting in person.

(3) To be valid, the Form of Proxy must be completed and lodged with the Registrars together with the power of attorney (if any) under which it is signed or a copy of such authority certified notarially, not less than 48 hours before the time fixed for holding the OGS EGM.

(4) Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 9 March 2003 or, in the event that the meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, will be entitled to vote, or appoint a proxy or proxies to vote on their behalf, at this meeting in respect of the number of shares registered in their names at that time. Changes to entries on the relevant register of members after 6.00 p.m. on 9 March 2003, or in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Explanatory Note:

The resolution seeks approval for the Scheme and certain actions necessary in order to implement the Scheme. If passed, the resolution will:

(a) authorise the OGS Directors to take all action necessary to implement the Scheme;

(b)   authorise the cancellation by OGS of all its existing shares;

(c) upon the reduction of capital taking effect, authorise OGS to restore its share capital to its former amount;

(d) authorise the OGS Directors to issue shares in OGS to CAT, thereby establishing OGS as a wholly-owned subsidiary of CAT; and

(e) amend the OGS Articles to ensure that all OGS Shares issued prior to the Court Hearing or after the Effective Date are exchanged for shares in CAT.

This resolution is a special resolution and will be passed if not less than 75 per cent. of the votes cast are in favour of the resolution.

                                     PART X

                                   DEFINITIONS

"Abbott Laboratories" or "Abbott"     Abbott GmbH & Co. KG;

"Actelion"                            Actelion Pharmaceuticals Ltd;

"Admission"                           the admission of the New CAT Shares to the
                                      Official List becoming effective in
                                      accordance with the Listing Rules;

"ADS"                                 an American depositary share;

"ADS Depositary"                      The Bank of New York, 101 Barclay Street,
                                      New York, NY 10286;

"Amgen"                               Amgen Inc.;

"Australia"                           the commonwealth of Australia, its states,
                                      territories and possessions and all areas subject to its jurisdiction or any political sub-division thereof;

"Bayer"                               Bayer AG;

"BioInvent"                           BioInvent International AB;

"Board" the board of directors of CAT or of OGS, as the context requires;

"Business Day"                        any day on which banks are generally open
                                      in England and Wales other than a Saturday or Sunday or public holiday;

"Canada" Canada, its provinces, territories and possessions and all areas subject to its jurisdiction or any political subdivision thereof;

"CAT"                                 Cambridge Antibody Technology Group plc;

"CAT ADSs"                            ADSs of CAT, each of which represents one
                                      Existing CAT Share;

"CAT Board"                           the board of directors of CAT;

"CAT Canada"                          3982904 Canada Inc, previously a
                                      subsidiary of CAT;

"CAT Deposit Agreement"               the deposit agreement dated 7 June 2001
                                      between CAT, the ADS Depositary and
                                      holders of CAT ADSs;

"CAT Directors"                       the directors of CAT, whose names are set
                                      out in paragraph 2(b) of Part VI of this document and "CAT Director" means any one of them;

"CAT EGM"                             the extraordinary general meeting of CAT
                                      to be convened to consider any resolution to approve and implement the Merger to be held on 11 March 2003, including any adjournment thereof;

"CAT Group"                           CAT and its subsidiary undertakings;

"CAT Registrar"                       Computershare Investor Services PLC, POBox
                                      82, The Pavilions, Bridgwater Road,
                                      Bristol BS99 7NH;

"CAT Shareholder Circular"            the Circular to be sent to CAT
                                      Shareholders containing a notice convening the CAT EGM;

"CAT Shareholders"                    the holders of Existing CAT Shares;

"CAT Shares"                          the Existing CAT Shares and/or as the
                                      context requires, the New CAT Shares;

"CAT Share Schemes"                   the Cambridge Antibody Technology Limited
                                      Share Option Scheme, the Cambridge
                                      Antibody Technology Limited Unapproved
                                      Share Option Scheme, the Cambridge
                                      Antibody Technology Limited Executive
                                      Share Option Scheme, the Cambridge
                                      Antibody Technology Group Company Share
                                      Option Plan, the Cambridge Antibody
                                      Technology Group plc Inland Revenue
                                      Approved Share Ownership Plan and the
                                      proposed Cambridge Antibody Technology
                                      Group Executive Incentive Plan;

"certificated" or "in                 where a share or other security is not in
certificated form"                    uncertificated form;

"CGT"                                 UK taxation of capital gains;

"Chugai"                              Chugai Pharmaceutical Co., Ltd;

"City Code"                           the City Code on Takeovers and Mergers;

"Closing Price"                       the closing price of the relevant share as
                                      derived from the Daily Official List as at the relevant date;

"Companies Act"                       the Companies Act 1985 (as amended);

"Court"                               the High Court of Justice in England and
                                      Wales;

"CREST" the computerised settlement system to facilitate the transfer of title to shares in uncertificated form, operated by CRESTCo;

"CRESTCo"                             CRESTCo Limited;

"CREST Regulations"                   The Uncertificated Securities Regulations
                                      2001 (SI 2001 No. 3755), as from time to time amended;

"Crucell"                             Crucell Holland BV;

"CSOP"                                the Cambridge Antibody Technology Group
                                      Company Share Option Plan;

"Daily Official List"                 the Daily Official List of the London
                                      Stock Exchange;

"Deposit Agreement"                   the deposit agreement dated 14 December
                                      2000 between OGS, the ADS Depositary and holders from time to time of OGS ADSs;

"DRC"                                 Drug Royalty Corporation, Inc.;

"DuPont"                              E.I. DuPont de Nemours & Co;

"Dyax"                                Dyax Corporation;

"Effective Date"                      the date on which the Scheme becomes
                                      effective and the Merger completes;

"Enlarged Group"                      CAT and its subsidiary undertakings
                                      following completion of the Merger;

"Executive Scheme"                    the Oxford GlycoSciences Executive Share
                                      Option Scheme;

"Existing CAT Shares"                 the existing unconditionally allotted or
                                      issued and fully paid ordinary shares of 10 pence each in CAT and any further such shares which are unconditionally allotted or issued (including pursuant to the exercise of options granted under the CAT
                                      Share Schemes) before the Effective Date;

"FDA"                                 the US Food and Drug Administration;

"Form of Proxy"                       the BLUE Form of Proxy for use at the OGS
                                      Court Meeting or the GREEN Form of Proxy for use at the OGS EGM and "Forms of Proxy" shall mean both of them;

"Genzyme"                             Genzyme Corporation;

"Goldman Sachs"                       Goldman Sachs International, financial
                                      adviser to OGS in connection with the
                                      Merger;

"Group"                               the CAT Group or the OGS Group, as the
                                      context requires;

"GSK"                                 GlaxoSmithKline plc;

"Hearing Date"                        the date on which the Order is made;

"Human Genome Sciences" or "HGSI"     Human Genome Sciences, Inc.;

"Inland Revenue"                      the UK Inland Revenue;

"ISD"                                 Inherited Storage Disorders;

"Japan"                               Japan, its cities, prefectures,
                                      territories and possessions;

"Listing Particulars"                 the document dated 6 February 2003
                                      comprising listing particulars relating to
                                      CAT, prepared in accordance with the
                                      Listing Rules made under section 74 of the Financial Services and Markets Act 2000;

"Listing Rules"                       the Listing Rules of the UK Listing
                                      Authority;

"London Stock Exchange"               the London Stock Exchange plc or its
                                      successor(s);

"Medarex"                             Medarex, Inc.;

"Merck"                               Merck & Co., Inc.;

"Merger" the proposed merger of OGS and CAT to be effected by way of the Scheme as described in this document;

"Merger Agreement"                    the merger agreement dated 22 January 2003
                                      entered into between CAT and OGS, details of which are set out in paragraph 9(a)(ix) of Part VI of this document;

"Merrill Lynch"                       Merrill Lynch International;

"MorphoSys"                           MorphoSys AG;

"NASDAQ"                              the NASDAQ Stock Market, Inc.;

"NDA"                                 New Drug Application;

"NeoGenesis"                          NeoGenesis Drug Discovery, Inc.;

"New CAT ADSs"                        the CAT ADSs proposed to be issued
                                      credited as fully paid pursuant to the
                                      Merger, each of which represents one New
                                      CAT Share;

"New CAT Shares"                      the ordinary shares of 10 pence each in
                                      the capital of CAT proposed to be issued credited as fully paid pursuant to the Scheme and the Merger;

"Official List"                       the Official List of the UK Listing
                                      Authority;

"OGS" or the "Company"                Oxford GlycoSciences Plc;

"OGS ADS holders"                     the holders of the OGS ADSs;

"OGS ADSs"                            the ADSs of OGS, each of which represents
                                      one OGS Share;

"OGS Articles"                        the articles of association of OGS;

"OGS Board"                           the board of directors of OGS;

"OGS Court Hearing"                   the hearing by the Court of the petition
                                      to sanction the Scheme;

"OGS Court Meeting"                   the meeting of OGS Shareholders convened
                                      by order of the Court pursuant to section
                                      425 of the Companies Act to consider and, if thought fit, approve the Scheme, including any adjournment thereof, notice of which is set out in Part VIII of this document;

"OGS Directors"                       the directors of OGS, whose names are set
                                      out in paragraph 2(a) of Part VI of this document and "OGS Director" means any one of them;

"OGS EGM"                             the extraordinary general meeting of OGS
                                      convened by the notice set out in Part IX of this document to consider any resolutions to approve and implement the Scheme and the Merger and to be held on 11
                                      March 2003, including any adjournment
                                      thereof;

"OGS Group"                           OGS and its subsidiary undertakings;

"OGS Shareholders"                    the holders of OGS Shares;

"OGS Shares"                          the existing unconditionally allotted or
                                      issued and fully paid ordinary shares of 5 pence each in OGS and any further such shares which are unconditionally allotted or issued (including pursuant to the exercise of options under the OGS Share
                                      Option Schemes) before the Effective Date, including, where the context requires, such shares represented by OGS ADSs;

"OGS Share Option Schemes"            the Executive Scheme, the Sharesave
                                      Scheme, the 1994 Scheme and the Oxford
                                      GlycoSystems Limited 1989 Share Scheme;

"OGS (UK)"                            Oxford GlycoSciences (UK) Ltd, a
                                      subsidiary of OGS;

"Order" the order of the Court sanctioning the Scheme under section 425 of the Companies Act and confirming the reduction of share capital of OGS pursuant to the Scheme under section 137 of the Companies Act;

"Panel"                               the Panel on Takeovers and Mergers;

"Pfizer"                              Pfizer, Inc;

"Pharmacia"                           Pharmacia P-L Biochemicals, Inc.;

"Pioneer Hi-Bred"                     Pioneer Hi-Bred International, Inc.;

"Proposals"                           the Merger and the Scheme, taken together;

"Proposed Directors"                  the persons listed as proposed directors
                                      of CAT in paragraph 3(b) of Part X of the Listing Particulars and "Proposed
                                      Director" means any one of them;

"Registrar of Companies"              the Registrar of Companies of England and
                                      Wales;

"Registrars"                          Lloyds TSB Registrars, The Causeway,
                                      Worthing, West Sussex BN99 6US;

"Regulatory Information Service"      any of the services set out in schedule 12
                                      of the Listing Rules;

"R&D"                                 research and development;

"Scheme" or "Scheme of Arrangement"   the proposed scheme of arrangement under
                                      section 425 of the Companies Act between OGS and the OGS Shareholders (details of which are set out in Part VII of this document) to give effect to the Merger, with, or subject to, any modification, addition or condition approved or imposed by the Court;

"Scheme Document"                     this document, dated 6 February 2003;

"Scheme Record Time"                  6.00 p.m. on the last Business Day before
                                      the Effective Date;

"SDRT"                                UK Stamp Duty Reserve Tax;

"SEC"                                 the United States Securities and Exchange
                                      Commission;

"Securities Act"                      the United States Securities Act 1933, as
                                      amended;

"Sharesave Scheme"                    the Oxford GlycoSciences Sharesave Scheme;

"Substantial Interest"                a direct or indirect interest in 20 per
                                      cent. or more of the voting equity capital of an undertaking;

"Teva"                                Teva Pharmaceuticals Industries Limited;

"uncertificated" or                   recorded on the relevant register of the
"in uncertificated form"              share or security concerned as being in
                                      uncertificated form in CREST and title to which may be transferred by means of CREST;

"United Kingdom" or "UK"              the United Kingdom of Great Britain and
                                      Northern Ireland;

"UK Listing Authority"                the Financial Services Authority acting in
                                      its capacity as the competent authority
                                      for the purposes of Part VI of the
                                      Financial Services and Markets Act 2000;

"United States" or "US"               the United States of America, its
                                      territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction and any political subdivision thereof;

"Voting Record Time"                  in relation to both the OGS Court Meeting
                                      and the OGS EGM, 6.00 p.m. on 9 March 2003 or, if either the OGS Court Meeting or the OGS EGM is adjourned, 48 hours before the time set for the adjourned meeting;

"Wider CAT Group"                     CAT and the subsidiaries and subsidiary
                                      undertakings of CAT and associated
                                      undertakings, including any joint venture, partnership, firm or company in which any member of the CAT Group is interested or any undertaking in which CAT and such undertakings (aggregating their interests) have a Substantial Interest;

"Wider OGSGroup"                      OGS and the subsidiaries and subsidiary
                                      undertakings of OGS and associated
                                      undertakings, including any joint venture, partnership, firm or company in which any member of the OGS Group is intersted or any undertaking in which OGS and such undertakings (aggregating their interests) have a Substantial Interest;

"Wyeth Research" or "Wyeth"           Wyeth Ayerst Research, a division of Wyeth
                                      Pharmaceuticals, Inc.;

"Xoma"                                Xoma Technology Limited and Xoma Ireland
                                      Limited; and

"1994 Scheme"                         the Oxford GlycoSystems Group Plc 1994
                                      Share Option Scheme.

For the purposes of this document, subsidiary and subsidiary undertaking have the meanings given by the Companies Act.